                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  FORM 10SB-A


                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                 OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


                        Retractable Technologies, Inc.
                (Name of Small Business Issuer in Its Charter)


            Texas                                               75-2599762
(State or Other Jurisdiction of                           (I.R.S. Employer
Incorporation or Organization)                         Identification No.)


Thomas J. Shaw
Chairman, President and Chief Executive Officer
511 Lobo Lane
Little Elm, Texas                                               75068-0009
(Address of Principal Executive Offices)                        (Zip Code)

(972) 294-1010
(Issuer's Telephone Number)



    Securities to be registered pursuant to Section 12(b) of the Act:  None


          Securities to be registered under Section 12(g) of the Act:

                                 Common Stock
                                Preferred Stock
                                (Title of Class)
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
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                                       TABLE OF CONTENTS
                                                                                        Page No.
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
PART I

ITEM 1.     DESCRIPTION OF BUSINESS...................................................      3

ITEM 2.     MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.................     15

ITEM 3.     DESCRIPTION OF PROPERTY...................................................     22

ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
            MANAGEMENT................................................................     23

ITEM 5.     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS.............     24

ITEM 6.     EXECUTIVE COMPENSATION....................................................     30

ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS............................     33

ITEM 8.     DESCRIPTION OF SECURITIES.................................................     34

PART II

ITEM 1.     MARKET PRICE OF AND DIVIDENDS ON RTI's COMMON EQUITY
            AND OTHER SHAREHOLDER MATTERS.............................................     52

ITEM 2.     LEGAL PROCEEDINGS.........................................................     52

ITEM 3.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.............................     52

ITEM 4.     RECENT SALES OF UNREGISTERED SECURITIES...................................     52

ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS.................................     54

PART F/S    FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999 AND 1998, AND
            REPORT OF INDEPENDENT ACCOUNTANTS AND UNAUDITED FINANCIAL
            STATEMENTS AS OF JUNE 30, 2000 AND 1999...................................     58

PART III

ITEM 1.     INDEX TO EXHIBITS.........................................................     84

ITEM 2.     DESCRIPTION OF EXHIBITS...................................................     84

Signature Page........................................................................     86


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                             PART I - FORM 10SB-A

ITEM 1.   DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT

General Description
-------------------

Retractable Technologies, Inc., a Texas corporation ("RTI"), designs, develops, manufactures, and markets innovative patented safety needle devices for the healthcare industry. RTI's VanishPoint(R) products utilize a unique friction ring mechanism patented by Thomas J. Shaw, Founder, President, and Chief Executive Officer of RTI. VanishPoint(R) products are designed specifically to prevent needlestick injuries and to prevent reuse. The friction ring mechanism permits the automated retraction of the syringe needle into the barrel of the syringe, directly from the patient, after delivery of the medication is completed. The VanishPoint(R) blood collection tube holder utilizes the friction ring mechanism to retract the needle after blood has been drawn from the patient. Closure of an attached end cap causes the needle to retract directly from the patient into the closed tube holder. Advantages of the automated retraction products include protection from needlestick injuries, prevention of cross contamination through reuse, and reduction of disposal and other associated costs. RTI has an exclusive license for the patent rights for all of its safety needle products.

     RTI and Thomas J. Shaw entered into a Technology License Agreement dated effective as of the 23rd day of June 1995, whereby Mr. Shaw granted RTI a worldwide exclusive license to manufacture, market, sell and distribute 'Licensed Products' and 'Improvements' without right to sublicense until the expiration of the last to expire of the last 'Licensed Patents' unless sooner terminated under certain conditions. In exchange, RTI paid Mr. Shaw a $500,000 initial licensing fee and a 5 percent royalty on gross sales of 'Licensed Products'. See PART I - ITEM 1 - Patents and Proprietary Rights for a more detailed discussion. RTI's goal is to become a leading provider of automated retraction safety devices.

     Commercial production of RTI's 3cc VanishPoint(R) syringe began in 1997. Additional VanishPoint(R) products, which are patented, include 1cc tuberculin, insulin, and allergy antigen syringes; 5cc and 10cc syringes; a blood collection tube holder, small tube adapter, a dental syringe, a self retracting IV catheter introducer and a full displacement syringe. 3cc syringes and blood collection tube holders are being manufactured using automated assembly. Commercial production of the blood collection tube holder began in the fourth quarter of 1998. 5cc and 10cc syringes are being manufactured in lesser quantities utilizing semi-automated equipment. RTI submitted a premarket notification and received 510(k) clearance from the FDA for the 1cc, 3cc, 5cc, and 10cc syringes and the blood collection tube holder and small tube holder adapter. After submitting all requisite documentation, the clearance to market products is granted. This clearance allows RTI to put products into interstate commerce for commercial distribution.

Development of RTI
------------------

     While owning and operating Checkmate Engineering, a sole proprietorship, Mr. Shaw developed and patented the idea and early prototypes of the syringe that were to become the VanishPoint(R) safety syringe. On May 9, 1994, RTI was incorporated in Texas to design, develop, manufacture, and market medical safety devices for the healthcare industry. In April 1995, Thomas J. Shaw, who owned all 1,000 issued and outstanding shares of the common stock of RTI, exchanged all 1,000 shares then outstanding for 14,000,000 shares of common stock. In May 1996, Mr. Shaw transferred 2,800,000 shares of the 14,000,000 then issued and outstanding common stock to Lillian E. Salerno, a Director of RTI.

     In 1996, RTI purchased assets and hired personnel from Checkmate Engineering. RTI had limited production and no sales in 1996, but focused its attention on general and administrative activities including implementing Quality System Regulation, developing a human resource department, and obtaining an Order of Substantial Equivalence from the FDA allowing RTI to manufacture and sell the 3cc VanishPoint(R) syringe. In 1997, RTI began selling products to emergency medical service centers, federal prison systems, homecare facilities, small hospitals, and VA hospitals. During the second half of 1997, RTI took delivery of its 3cc automated assembly equipment and began automated assembly. Production molds for the 5cc and 10cc syringes and the blood collection tube holder were ordered in 1997. A prototype mold for the 1cc syringe was ordered and received in 1997. Automated assembly equipment for the blood collection tube holder was ordered at the end of 1997 and installed in July 1998. Commercial

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production of the blood collection tube holder began in 1998. RTI received its
ISO 9001 Certificate in July 1998, and the VanishPoint(R) syringe received its CE Mark Certificate on July 31, 1998. ISO 9001 standard is a model created by International Standard Organization ("ISO"), an international agency consisting of almost 100 member countries that provides guidance in the development and implementation of an effective quality management system through a series of five international standards. This model is used by organizations to certify their quality system from initial design and development of a desired product or service through production, installation, and servicing. The CE mark allows RTI to sell its products in Europe. In 1999, RTI focused its development on improvement of manufacturing processes, continuation of design and development of the manufacturing process for the 1cc syringe, and conceptual design of additional safe needle products utilizing automated retraction technology.

     On May 4, 2000, RTI entered into a National Marketing and Distribution Agreement (the "Abbott Agreement") with Abbott Laboratories ("Abbott") for an initial five-year term. Furthermore, Abbott and RTI have agreed to the formation of a New Product Team, consisting of key personnel from both companies, which will develop new safety products, that incorporate RTI's patented, proprietary technology.

     RTI has not been involved in any bankruptcy or similar proceedings and has not merged or consolidated a significant amount of assets other than in the ordinary course of business except as discussed above.

BUSINESS OF ISSUER

Principal Products
------------------

     RTI's products with pre-market notification by the FDA include 1cc tuberculin, insulin, and allergy antigen VanishPoint(R) syringes; 3cc, 5cc, and 10cc VanishPoint(R) syringes; and the VanishPoint(R) blood collection tube holder and small tube adapter. In October 1999, ECRI (formerly known as the Emergency Care Research Institute), a recognized authority in evaluating medical devices, awarded the VanishPoint(R) syringe and blood collection tube holder its highest possible rating. The VanishPoint(R) blood collection tube holder received Risk and Insurance magazine's 1997 "Top of the Line" Award for excellence.

     RTI's 1cc VanishPoint(R) tuberculin, insulin, and allergy antigen syringes will be produced in various needle lengths and gauges and packaging styles. They are expected to be available in commercial quantities in the first half of 2001. The 3cc VanishPoint(R) syringe reached the market in the first quarter of 1997. It is available in various needle lengths and gauges. The 5cc and 10cc VanishPoint(R) syringes are being produced in various needle lengths and gauges and are currently being sold in limited quantities. Sales of the VanishPoint(R) blood collection tube holder and a small tube adapter for use with small sample collection tubes began in the third quarter of 1998.

     The manufacture and sale of medical devices entails an inherent risk of liability in the event of product failure or claim of harm caused by the product's operation. RTI believes that it has adequate product liability insurance against any such claims. In March, 1998, the Journal of Healthcare Safety, Compliance and Infection Control published a survey of 26 medical facilities having used a total of 86,000 3cc syringes, during which no needlestick injuries from using the VanishPoint(R) syringes were reported.

Industry Overview
-----------------


     Based on the most recent (1998) report from Theta Corporation ("Theta"), a publisher of comprehensive market research reports on the medical device, diagnostic, biotech, and pharmaceutical industries, the number of unit sales of disposable hypodermic needles and syringes for 1997 was 6.6 billion in the United States alone, with $1 billion in projected sales. According to Theta estimates, 94 percent of the 1997 United States syringe market was made up of standard syringes--at an average price of $.11 per unit, and 6 percent was safety syringes--at an average price of $.30 per unit. Of the 6.6 billion syringes sold in 1997, 4.3 billion were purchased by hospitals and 2.3 billion were purchased by alternate care facilities. The alternate care market includes 1 billion units for retail customers--who use primarily 1cc allergy antigen and insulin syringes, 600 million units for physicians' offices--which use a mixture of all types of syringes, and 700 million units for extended care facilities. According to market leader Becton Dickinson and Company ("B-D"), approximately 20 percent of the United States market has converted to safety-engineered products and, according to their projections, 85 percent of the market will be converted within the next few years. Theta projections indicate that by 2001, 75 percent of syringes sold in the United States will be safety syringes and 25 percent will be standard with estimated pricing resulting in revenues of $1.35 billion.

     Blood collection devices are used, most often by phlebotomists and laboratory technicians, to collect samples of blood from patients for diagnostic procedures. An evacuated vacuum tube used to contain the drawn blood is inserted into the tube holder, which is a plastic device with a needle attached that is designed for that purpose. Because the hollow-bore needles used for blood collection are filled with patients' blood, and because insertion of the needle into a patient's vein often requires several attempts, the ratio of needlestick injuries to number of units used is higher for blood collection tube holders than for syringes, and the risk of infection is greater. Consequently, some blood collection tube holders now incorporate safety features similar to those used in syringes. Industry resources indicate that annually there are 800
million medical procedures conducted to collect blood specimens.   Based on
Theta's 1998 report, the number of unit sales of blood collection tubes for 1997 was 1.3 billion in the United States alone, with $170 million in projected sales.

     The syringe and needle device market is a market in transition. The nature of the products comprising the market is changing from standard to safety devices. The impetus for the change to safety devices is the risk that is carried with each needlestick injury which includes the transmission of over 20 bloodborne pathogens, including the human immunodeficiency virus (HIV, which causes AIDS), hepatitis B, and hepatitis C. Because of the occupational and public health hazards posed by conventional disposable syringes, public health policy makers and the following domestic organizations and government agencies are involved, or are becoming involved, in the current effort to get more effective safety needle products to healthcare workers:

     The National Institute for Occupational Safety and Health ("NIOSH") issued a safety alert calling on employers to adopt safer needles to reduce needlestick injuries. The federal agency is a division of the Centers for Disease Control and Prevention ("CDC"). In its alert, "Preventing Needlestick Injuries in Health Care Settings," NIOSH provides the latest scientific information available about the risk of needlestick injuries. This alert adds momentum to the growing safety movement and supports the rules issued by the Federal Occupational Safety and Health Administration ("OSHA"), on November 5, 1999.

     OSHA issued a Compliance Directive which instructs OSHA inspectors to cite employers who fail to evaluate and buy the safety needle devices available on the market. The directive states that where engineering controls will reduce employee exposure either by removing, eliminating, or isolating the hazard, they must be used.

     The Service Employees International Union ("SEIU") has taken a proactive stance with regard to promoting the use of automated retraction needle devices in member hospitals. Events, including introduction of state and federal legislation protests by SEIU members at San Francisco General Hospital, attest to the type of support from the community that the safety products and VanishPoint(R) product line, in particular, attract. Members of the SEIU have specifically requested VanishPoint(R) products in order to make their members aware of the availability of VanishPoint(R) technology and the need for it at other facilities with union membership. Unionized healthcare workers provide healthcare staffing for 12.5 percent of United States hospital facilities.

     Under California's groundbreaking legislation, the California Occupational Safety and Health Administration ("Cal OSHA") mandates healthcare employers to provide their workers with safe needle devices. This action was taken in response to events that transpired at San Francisco General Hospital and pressure from the SEIU and various federal, state, and local elected officials in California who demanded change. Representatives of RTI served on the Advisory Committee for developing the amendments. California was the first state to successfully pass legislation mandating the use of safety needle products. The bill, signed into law by Governor Pete Wilson on September 30, 1998, directed Cal OSHA to amend California's bloodborne pathogens standard. Beginning July 1, 1999, this regulation requires the use of needle products that effectively eliminate or reduce injury rates. Employers are also required to create and maintain a log of all needlestick injuries by the type of device and the manufacturer's brand. Noncompliance with this Cal OSHA standard can result in misdemeanor and/or felony charges that carry penalties of up to three years in prison and fines up to $250,000.

     Sixteen states have now enacted safety needle laws. California, Tennessee, Maryland, Texas, New Jersey, Ohio, West Virginia, Minnesota, Maine, Georgia, New Hampshire, Iowa, Alaska, Connecticut, Oklahoma, and Massachusetts have all enacted safety needle laws. In addition, numerous states have introduced legislation containing language similar to that passed in California. Federal legislation (Senate Bill 3067) has bipartisan support as well as support from OSHA and the Secretary of Labor. The related House Bill passed on October 3, 2000 and the Senate Bill is pending.

Marketing and Distribution
--------------------------

     The vast majority of decisions relating to the purchase of medical supplies are made by the purchaser representatives of the various healthcare organizations rather than the end-users of the product (nurses, doctors, and testing personnel). Furthermore, many of these organizations have entered into agreements with group purchasing organizations ("GPOs") which contract for the purchase of supplies on behalf of their member organizations in order to obtain the lowest possible prices. The GPOs individually negotiate prices with manufacturers of medical devices and supplies and thus their healthcare provider members are only able to select their medical supplies and equipment from a list of pre-negotiated suppliers. According to "The Role of Group Purchasing Organizations in the US Health Care System," a report prepared by Muse & Associates for the Health Industry Group Purchasing Association ("HIGPA"), the potential hospital marketplace for medical/surgical equipment and supplies in 1998 and 1999 was $32.8 billion and $34.1 billion, respectively. HIGPA and other industry representatives estimate that 80 percent of these hospital expenditures were channeled through GPOs. There can be no assurance that future GPO contracts will not continue to limit RTI's share of the market and have a material adverse effect on RTI's long-term financial condition. The reluctance to purchase products outside the GPO is due in part to the exclusivity of the contract and the hospital administrators' concern about losing manufacturers' rebates.

     Accordingly, RTI attempts to market its products directly to the individual end-users (nurses, doctors, and testing personnel) and their purchaser representatives so that they request their GPOs add RTI's products to their list of available products and also markets its products directly to the GPOs themselves. RTI's products are available through contracts with the following:
Abbott, Scripps; McKessonHBOC; Health Services Corporation of America ("HSCA"); Premier Health Systems, Inc.; AmeriNet, Inc.; InSource Health Services; and Managed Healthcare Associates ("MHA")/MedEcon. RTI also pursues General Services Administration ("GSA"), VA, Federal Supply Schedule (FSS), and other federal government contracts for the purchase of VanishPoint(R) products.

     RTI distributes its products in the United States and its territories through 7 general line and 20 specialty distributors. RTI utilizes 12 international distributors. RTI entered into an agreement with Abbott whereby Abbott agreed to act as a nonexclusive marketer and distributor of RTI's 1cc, 3cc, 5cc, and 10cc syringes, blood collection tube holders, and small tube adapters to acute care facilities. The Abbott Agreement is for an initial five year term. RTI will continue to utilize its current general line and specialty distributors in other market segments, such as primary care and alternate care facilities.

     RTI has developed a national direct marketing network in order to market its products to end-users and their purchaser representatives of approximately 15 employees located in Texas, Georgia, California, Missouri, Tennessee, New Jersey, and Arizona. RTI employs this marketing force of product specialists and nurses strategically placed in order to take full advantage of emerging legislation concerning safety products in healthcare. RTI's marketers make calls on target markets and segments that are high volume users of syringes and blood collection tube holders. RTI's marketers penetrate all of the departments that affect the decision-making process for safety products, including the purchasing agents. They also call on alternate care sites and talk directly with the decision-makers of the facility. In addition to the marketers, RTI employs a team of registered nurses who educate healthcare providers and healthcare workers through accredited continuing education units for in-service training, exhibits at related trade shows, and publications of relevant articles in trade journals and magazines. These nurses provide clinical support to customers. In addition to marketing RTI's products, the network demonstrates the safety and cost effectiveness of the VanishPoint(R) automated retraction products to end-users. RTI

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provides to healthcare facilities, through its own representatives and Abbott's representatives, cost analysis software developed by Arthur Andersen LLP which, after entry of data for their particular facility, provides healthcare professionals an analysis of the cost savings provided by using VanishPoint(R) syringes compared to the costs of standard syringes. RTI has also developed user-friendly product evaluation kits, which allow smaller facilities to conduct on-site clinical evaluations with the aid of off-site company nursing coordinators. These kits allow RTI to familiarize and educate a facility's healthcare workers regarding VanishPoint(R) products.

     RTI has nonexclusive distribution agreements with various organizations for the distribution of its products in: Western Europe, Japan, Australia, Canada, Ireland, France, Germany, Switzerland, Belgium, Netherlands, Luxembourg, Korea, South Africa, Tanzania, Uganda, Zimbabwe, Botswana, Namibia, Mozambique, Angola, Zaire, Kenya, Nigeria, Mauritius, and Madagascar. In addition, RTI has exclusive distribution agreements for the distribution of its products in: the United Kingdom, Puerto Rico, South Africa, Mexico, Korea, United States Virgin Islands, British Virgin Islands, Antigua, Barbados, St. Martin, Cuba, Ireland, the Dominican Republic, Saudi Arabia, Syria, Iraq, Turkey, Iran, Pakistan, Kuwait, Morocco, Algeria, Tunisia, Egypt, Sudan, Afghanistan, Oman, Yemen, and the United Arab Emirates. However, RTI currently utilizes 12 of these international distributors. Sales to foreign markets are limited at this time, as the marketing efforts are in their early stages. The total population of Western Europe exceeds 310 million, and the recognition for the urgency of safe needle devices in parts of Europe has echoed the United States model. In France, England, Germany, and Italy, organized healthcare worker unions have taken action to force hospitals and government agencies to place safety as a priority. France has led Western Europe in its recognition of safety and has implemented VanishPoint(R) blood collection tube holders in several hospitals and clinical laboratories.

     Key components of RTI's strategy to increase its market share are to (a) continue marketing emphasis in states that have implemented safe needle legislation; (b) promote legislation in other states and at the federal level;
(c) continue to add VA facilities, health departments, emergency medical services, federal prisons, and home healthcare facilities as customers; (d) educate healthcare providers, insurers, healthcare workers, government agencies, government officials, and the general public on the reduction of risk and the cost effectiveness afforded by RTI's VanishPoint(R) products; (e) supply product through GPOs and Integrated Delivery Networks ("IDNs"); (f) explore possibilities for future licensing agreements and joint venture agreements for the manufacture and distribution of safety products in the United States and abroad; (g) offer a full product line on existing products; (h) introduce new products; and (i) continue to increase international sales, particularly in Europe, where safety legislation appears to be moving parallel to the United States, with a one to two year lag time.

     Several factors could materially affect the marketability of RTI's products. Demand could be dramatically increased by current legislative efforts encouraging the use of safety syringes. Demand could also be increased if RTI were successful in the antitrust lawsuit it has filed against B-D. See "PART II-ITEM 2-LEGAL PROCEEDINGS." Marketability of RTI's products would depend, in part, on RTI's ability to meet a dramatic and sudden increase in demand and on its ability to quickly find additional production capacity through licensing agreements and joint ventures, the purchase of appropriate facilities, or manufacturing and storage services. RTI is currently increasing shifts and improving machine performance in order to increase production.

Status of Publicly Announced New Products
-----------------------------------------

     RTI has received FDA premarket notification, which allows these products to be put into interstate commerce, for the 1cc tuberculin, insulin, and allergy antigen syringes and anticipates producing them by the latter part of 2000. Patents have been applied for and issued for the application of automated retraction to dental syringes, winged IV's, and catheter introducers. RTI anticipates seeking FDA premarket notification and introducing these products in the near future.

Competition
-----------

     According to Theta's 1998 report, the leading manufacturers of hypodermic syringes and blood collection products are B-D, with a market share of approximately 71 percent; Sherwood/Davis & Geck Division of American Home Products Company, which was acquired by Tyco International Ltd. ("Sherwood"), with a market share of approximately 22 percent; and Terumo Medical Corporation ("Terumo"), with a market share of approximately 7 percent.

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     Founded in 1897, B-D is headquartered in New Jersey.  B-D's medical device division accounts for approximately 1.9 billion, or 56 percent, of B-D's estimated total fiscal 1999 sales. The injection systems segment accounts for 42 percent of B-D's fiscal 1999 device division sales. B-D currently manufactures the SafetyLok(TM), a syringe that utilizes a tubular plastic sheath that must be manually slid over the needle after an injection, and the SafetyGlide(TM), a syringe which utilizes a hinged lever to cover the needle tip. B-D also manufactures a safety blood collection tube holder that utilizes the SafetyLok(TM) sheath. B-D's "Vacutainer(R)" blood collection tube holder is commonly used as industry jargon to refer to blood collection tube holders in general.

     Sherwood was one of five major acquisitions by Tyco International Ltd., a company headquartered in Bermuda. Sherwood manufactures the Monoject(R), a safety syringe that utilizes a sheath similar to the B-D SafetyLok(TM) syringe, but currently does not manufacture a safety blood collection tube holder.

     Founded in 1974, Terumo was the first company to sell disposable syringes in Japan. Today Terumo manufacturers standard syringes and blood collection tube holders, operates internationally, and has sales in some 120 countries.

     Both B-D's and Sherwood's safety syringes require the use of two hands and several extra steps to activate the tubular plastic shield which must be slid and locked into place to protect the needle. In contrast, use of the VanishPoint(R) syringe is identical to that of a standard syringe until the end of an injection, when the automated retraction mechanism retracts the needle directly from the patient safely into the barrel of the syringe. This allows the second hand to remain safely out of harm's way.

     B-D and Sherwood have greater financial resources, larger and more established sales and marketing and distribution organizations, and greater market influence, including the long-term contracts with GPOs described earlier. These competitors may be able to use these resources to improve their products through research or acquisitions or develop new products, which may compete more effectively with RTI's products. There can be no assurance that RTI's competitors will not succeed in developing or marketing products that are technologically superior or more effective or commercially attractive than any that are being developed by RTI. Based on the licensing agreement B-D has entered into with Med-Design, it is possible that B-D may in the future manufacture retractable needle products. Med-Design owns patent rights to manufacture a line of retractable needle products.

     In addition to B-D and Sherwood, there are companies that manufacture needlestick injury prevention products that RTI's products will compete against for market share. Among those companies are: Bio-Plexus, Inc. ("Bio-Plexus"), Smiths Industries Medical Systems ("SIMS"), and New Medical Technologies, Inc. ("NMT"). Bio-Plexus utilizes a recessed internal hollow blunt safety technology where the internal blunt is advanced and locked into place beyond the sharp outer tip of the needle. SIMS utilizes a patented sheath whereupon completion of the procedure, the healthcare worker presses the sheath against a hard surface to lock the needle into the sheath. NMT manufactures a syringe that utilizes automated retraction of the used needle within the barrel of the syringe. NMT currently manufactures and makes commercially available one syringe size in limited needle lengths.

     Other events that are having an impact on RTI's competitiveness include class action lawsuits by healthcare workers and RTI's decision to pursue its claims for damages against B-D and Sherwood. Class action suits on behalf of healthcare workers have been filed in several states against B-D and Sherwood, et al. The success of such lawsuits could, obviously, be materially beneficial to any company that provides a safer alternative technology to the standard needle products, which cause as many as 800,000 reported needlestick injuries each year. RTI has filed a lawsuit against B-D; Tyco International (U.S.), Inc.; Novation, LLC; VHA, Inc.; Premier, Inc.; Premier Purchasing Partners, L.P.; The Community Hospital of Brazosport; and Sweeny Community Hospital to pursue claims for damages for restraint-of-trade and anti-trust violations. See "PART II-ITEM 2-LEGAL PROCEEDINGS."

     RTI's competitive strengths include that the VanishPoint(R) syringe is the only safety syringe given the highest possible rating by ECRI. RTI's blood collection tube holder is one of only two safety products given the highest possible rating. RTI's products also have an advantage because minimal training and changes to practitioners' normal routines are required. Use of RTI's products also prevent unfortunate and improper reuse. RTI's competitive position is strengthened by its agreements with the following: Scripps; McKessonHBOC; HSCA;; Premier Health Systems, Inc.; AmeriNet, Inc.; InSource Health Services; MHA/MedEcon; and Abbott.

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     RTI's competitive weaknesses include its current lack of market (less than
1 percent), because two well-established companies control most of the market. RTI's competitive position is also weakened by its higher initial price per unit and the method that providers use for making purchasing decisions. RTI's products are initially more expensive. However, the price per unit is competitive or even lower than the competition once all the costs incurred during the life cycle of a syringe are considered. Such life cycle costs include disposal costs, testing and treatment costs for needlestick injuries, and treatment for contracted illnesses through needlestick injuries.

Dependence Upon Key Suppliers
-----------------------------

     RTI purchases most of its product components from single suppliers, including needle cannulae, syringe lubricants, needle adhesives, and packaging materials. There are multiple sources of these materials, and RTI owns the molds that are used to manufacture the plastic components of its products. Changes in suppliers such as Magor Molds (mold supplier), Sortimat Technology GmBHd Co. ('Sortimat") (assembly machine supplier), Nissho Corporation (needle supplier), Multivac, Inc. (packaging supplier), and/or Sterigenics (sterilization company) could disrupt production schedules. In addition, shortages may occur from some suppliers, creating delays or reductions in product shipments, which could have a material adverse effect on RTI's operating results. Further, delays in filling orders could cause problems with customers, resulting in a permanent loss in sales.

Dependence on Certain Customers
-------------------------------

     Sales from the first half of fiscal 1999 to the second half increased 261 percent due to increased sales in California due to the safe needle law which went into effect July 1, 1999. Sales increased in California due to the legislation. Purchases made by California customers did not appreciably increase for locations outside California. Sales to end-users over the period from July 1999 through March 2000 indicate that 70 percent of units sold were in California, with over one-third of those sales made to Kaiser Permanente. Quintiles Laboratories Limited in Georgia made up 18 percent of the unit sales for the same period. RTI anticipates that Abbott will account for the majority of sales of RTI's products to acute care end-user facilities in 2000. RTI maintains distribution agreements to serve its nonacute care end-user facilities.

     RTI's current significant acute care and nonacute care end-user facilities include: Scripps Healthcare System, Riverside Memorial Hospital, Mississippi Department of Health, and California Department of Health.

Manufacturing
-------------

     RTI currently manufactures its 3cc, 5cc, and 10cc VanishPoint(R) syringes and the VanishPoint(R) blood collection tube holder and small tube adapter in a
controlled environment in Little Elm, Texas.   RTI recently signed an agreement
with NYPRO Precision Assemblies, a California corporation, to provide subassembly services for the 5cc and 10cc syringes. RTI has also outsourced molding of its blood collection tube holder parts to Anura Plastics Engineering Corporation ("APEC"), also a California company. The size of the facility in Little Elm, Texas, is 22,500 square feet, with 18,000 square feet dedicated to production. The facility was designed to be modular so that, as new product lines are added or duplicate production lines are built, it can be expanded to house this new equipment. Assembly of the 3cc syringe uses a fully automated process, developed by Sortimat, a leading equipment manufacturer, with a manufacturing capacity of approximately 3 1/2 million units per month. The automated blood collection tube holder assembly has the manufacturing capacity of approximately 1 million units per month.

     All components of RTI's products, except needles, can be produced at its Little Elm manufacturing facility. Currently, in order to increase production capacity, RTI is outsourcing some of the molding and assembly processes. See
PART I-ITEM 1 -Production Capacity for a more complete discussion. Technologically advanced molding machines from Sortimat, using a combination of hot-runner and cold-runner molds (depending primarily on the size of the part being molded) which molds are owned by RTI, produce the molded parts for VanishPoint(R) products. The needles used in VanishPoint(R) products are purchased from Nissho Corporation, one of the world's larger suppliers. The retraction springs are wound in-house using a high-grade stainless steel spring wire. All parts have been tested for biocompatibility and radiation tolerance. After automated assembly, products are sealed in blister packages, boxed and sent out for sterilization at one of two outside radiation facilities. RTI's packaging equipment was manufactured by MultiVac, Inc., a leading packaging machine manufacturer. RTI also has an automated assembly process for manufacturing its blood collection tube holders.

     RTI has limited experience in manufacturing the VanishPoint(R) product line in commercial quantities. Manufacturers often encounter difficulties in scaling up production of new products, including problems involving production yields, quality control and assurance, component supply and shortages of qualified personnel, compliance with FDA regulations, and the need for further FDA premarket notification of new manufacturing processes. Difficulties encountered by RTI in manufacturing scaleup could have a material adverse effect on its business, financial condition, and results of operations.

Production Capacity
-------------------

     RTI is currently operating at a production rate of 24 million syringes and 8 million blood collection tube holders annually. Currently, market demand for safety outpaces RTI's production capacity. RTI is working to increase its production capacity in the 3cc syringe and blood collection tube holders by increasing the number of operating shifts and improving machine performance. Due to the plant's physical size constraints, RTI has increased production capacity for its 5cc and 10cc syringes by outsourcing the subassembly for these products. Molding has been outsourced to provide better operating efficiencies. Other methods RTI is currently reviewing to increase capacity include: joint ventures with manufacturers of medical equipment, the expansion of RTI's current manufacturing facility, short-term mobile buildings to hold inventory, and the outsourcing of production and subassembly of subcomponents. RTI has executed an agreement with NYPRO Precision Assemblies, Inc., a California corporation, for the provision of subassembly services for components of the 5cc and 10cc syringes, which will enable RTI to increase its current manufacturing capacity. RTI is considering licensing and/or sublicensing of its patents, as well as joint ventures, and buying additional space for domestic production. RTI's current facilities have been augmented by an outsourcing agreement with APEC which provides RTI with additional molding capacity for parts and warehousing space in California. Long-term plans include ordering additional assembly equipment and building an additional manufacturing facility.

Patents and Proprietary Rights
------------------------------

     Thomas J. Shaw and RTI entered into a Technology License Agreement dated effective as of the 23rd day of June, 1995, whereby Mr. Shaw granted RTI "... a worldwide exclusive license and right under the `Licensed Patents' and 'Information,' to manufacture, market, sell and distribute `Licensed Products' and `Improvements' without right to sublicense and subject to such nonexclusive rights as may be possessed by the Federal Government..." RTI may enter into licensing arrangements with Mr. Shaw's written approval of the terms and conditions of the licensing agreement. The 'Licensed Products' include all retractable syringes and retractable fluid sampling devices and components thereof, assembled or unassembled, which comprise an invention described in 'Licensed Patents', and improvements thereof including any and all Products which employ the inventive concept disclosed or claimed in the 'Licensed Patents'.

     In exchange, RTI paid Mr. Shaw a $500,000 initial licensing fee which was fully paid in 1997. Furthermore, RTI agreed to pay a 5 percent royalty on gross sales after returned inventory based on the price to the end-user or intermediary as appropriate. The license terminates upon expiration of the last licensed patents unless sooner terminated under certain circumstances. The licensing fee and royalties have been paid in accordance with this agreement.

     RTI has the right and obligation to obtain protection of the invention and has full and complete control over prosecution of patent properties. The license unilaterally changes to a nonexclusive license in the event of a hostile takeover. Also, if Mr. Shaw involuntarily loses control of RTI, the license becomes a nonexclusive license and a right to information.

     Foreign patent protection has been sought through the Patent Cooperation Treaty, and patents have been filed for regional and national patent protection in selective countries. These regional patents include Western Europe and Africa. In addition, application has been made for national patents in selective countries where RTI believes the VanishPoint(R) syringe can be utilized most.

     RTI holds 16 United States patents related to its automated retraction technology, including patents for dental syringes, catheters, winged IV sets, syringes, and blood collection tube holders. In addition, RTI has multiple applications for patents currently pending.

     RTI has also registered the following trade names and trademarks:
VanishPoint(R), RT with a circle mark, and the Spiral Logo used in packaging RTI's products. RTI also has an application pending for trademark protection for the color coded dots on the ends of its syringes.

     There are currently no patent infringement claims pending against the VanishPoint(R) retraction technology. RTI has decided, on the advice of patent counsel, not to purchase patent insurance as it would require inappropriate disclosure of information that is currently proprietary and confidential.

     Pursuant to the terms of a loan from Legacy Bank (formerly Plano Bank & Trust) in the amount of $710,000, RTI has executed a negative pledge on the sale of patents without prior written permission.

Reliance on Patents, Licenses, and Protection of Proprietary Technology
-----------------------------------------------------------------------

     RTI's success will depend, in part, on its ability to protect its intellectual property and maintain the proprietary nature of its technology through a combination of patents and other intellectual property arrangements. RTI believes these patents will be sufficient to protect the design of its current and proposed products. Litigation, either to enforce RTI's patent rights or defend from patent infringement suits, would be expensive and would divert RTI's resources from other planned uses. Any adverse outcome in such litigation could have an adverse effect on RTI. In addition, patent applications filed in foreign countries and patents granted in such countries are subject to laws which differ from those in the United States. Patent protection in such countries may be different from patent protection provided by United States laws and may not be favorable to RTI. There is no assurance that RTI's program for patent protection, confidentiality, and restricted access to its facilities and product specifications will be sufficient to protect RTI's proprietary technology from all competitors.

Regulatory Status and Effect of Regulation
------------------------------------------

     RTI and its products are regulated by the FDA. The syringe is a Class II medical device which requires assurance by the manufacturer that the device is safe and effective and that it meets certain performance standards. The FDA issued its "Order of Substantial Equivalence" declaring the Vanishpoint syringe products to be substantially equivalent to a legally marketed predicate device (i.e., granted RTI permission to market its safety syringes in interstate commerce) for the 3cc VanishPoint(R) syringe in December 1995; for the 5cc and 10cc VanishPoint(R) syringes in May 1997; for the 1cc tuberculin syringe in November 1997; for the 1cc VanishPoint(R) insulin, tuberculin, and allergy antigen syringes in February 1998; and for the VanishPoint(R) blood collection tube holder and small tube adapter in August 1997.

     In addition to premarket notification, (which results in obtaining the right to put products into interstate commerce)RTI must register with the FDA on an annual basis and provide the FDA with a list of commercially distributed products. Texas has similar registration requirements. The FDA is required to inspect all medical device manufacturing facilities at least once every two years to determine the extent to which they are complying with Quality System Regulation. The most recent inspection occurred in April 2000, after which the auditor determined No Action Indicated (NAI).

     RTI's quality system was certified for ISO 9001 compliance through TUV Essen, a subsidiary of RWTUV Germany. The certification was deemed in compliance with ISO 9001, and EN46001 and the Medical Device Directive 93/42/EEC. In addition, RWTUV certified the VanishPoint(R) product line for the CE mark according to Annex II of the council directive 93/42/EEC of 1993 relating to medical device design, production, and final control. Since the original certification in 1997, RTI has undergone annual surveillance audits with no major noncompliances noted. The CE Mark authorizes RTI to sell in 18 different countries. RTI has engaged a European regulatory affairs company to be its authorized representative in Europe according to Medical Device Directive 93/42/EEC. RTI is currently pursuing registration with the Ministry of Health in additional countries in order to sell products in those countries.

Government Funding of Research and Right to License
---------------------------------------------------

     Thomas J. Shaw developed his initial version of a safety syringe with the aid of grants by the National Institute of Drug Abuse, a subsidiary of the National Institutes of Health. As a result, the federal government has the right, where the public interest justifies it, to disperse the technology to multiple manufacturers so that the safety syringe can be made widely available to the public. However, the funding was only used to develop and patent the syringe design as of 1991. That syringe was a bulkier, less effective, and more expensive version of the current product. Accordingly and on the advice of counsel, Management believes that the risk of the government demanding manufacture of this inferior product is minimal.

Research and Development
------------------------

     RTI spent $266,029, $763,690, and $842,062 in fiscal 1997, 1998, and 1999, respectively, on research and development, primarily on development of prototype molds and manufacturing processes for the following products: 1cc syringe, 5cc syringe, 10cc syringe, and a blood collection tube holder. Prior to May, 2000, RTI's ongoing research and development activities were performed by an internal research and development staff. This team of engineers developed automated line assembly for the syringe and blood collection tube holder and established processes to meet regulatory requirements. Pursuant to the Abbott Agreement entered into between RTI and Abbott, a New Product Team, made up of no fewer than two representatives each from Abbott and RTI, has been established for the purpose of developing new products utilizing the automated retraction technology. Products currently in development include the winged butterfly IV, the catheter introducer, and the dental syringe. Possible future products include all needle medical devices to which the automated retraction mechanism can be applied.

Environmental Compliance
------------------------

     Management believes that RTI does not incur material costs in connection with compliance with environmental laws. RTI's manufacturing waste (predominantly made up of hard plastic materials) is sold to Penn Tex Plastics, which recycles the materials.

Employees
---------

     As of September 15, 2000, RTI had 177 full-time employees and three independently contracted consultants. Of the 177 full-time employees, approximately seven persons were engaged in research and development activities, 92 persons were engaged in manufacturing and engineering, 31 persons were engaged in quality assurance and regulatory affairs, 18 persons were engaged in sales and marketing, 22 persons were engaged in general and administrative functions, and seven persons in facilities. No employees are covered by collective bargaining agreements, and RTI believes it maintains good relations with its employees. RTI is dependent upon a number of key Management and technical personnel, and the loss of services of one or more key employees could have a material adverse effect on RTI. RTI's President and Chief Executive Officer, Thomas J. Shaw, has an employment contract. In addition to Mr. Shaw's employment contract, RTI has a one year employment contract with Phillip Zweig, Director of Communications. RTI has entered into three consulting agreements with independent contractors, one of which, Lillian E. Salerno, is a Director of RTI. See PART I-ITEM 5-EMPLOYMENT AGREEMENTS and INDEPENDENT CONSULTING AGREEMENTS for more details.

REPORTS TO SECURITY HOLDERS

     As of August 22, 2000, RTI is a reporting company as defined under the
Securities Exchange Act of 1934, as amended.   Accordingly, RTI will file Forms
10K-SB, 10Q-SB, proxy statements, and any other periodic reports required by the Securities Exchange Act of 1934, as amended.

     The public may read and copy any materials filed with the United States Securities and Exchange Commission ("SEC") at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is (http://www.sec.gov).
                                                           -------------------
RTI's web page is currently under construction. The Internet address for RTI is (http://www.vanishpoint.com/).
 ----------------------------

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     Certain statements included by reference in this Form 10SB-A containing the words "believes," "anticipates," "intends," "expects," and similar such words constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Any forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements of RTI to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the impact of dramatic increases in demand, RTI's ability to quickly increase its capacity in the event of a dramatic increase in demand, the ability of RTI to continue to finance research and development as well as operations and expansion of production through equity and debt financing, as well as sales, and the increased interest of larger market players in providing safety needle devices. Given these uncertainties, undue reliance should not be placed on forward-looking statements.

EXTERNAL SOURCES OF INCOME

     RTI has funded operations primarily from proceeds from private placements and bank loans. RTI has been capitalized with approximately $42,000,000 raised from five separate Private Placement Offerings. As of September 30, 1995, RTI sold 5,000,000 shares of Series A Convertible Preferred Stock at $1 per share, for an aggregate of $5,000,000. As of October 31, 1996, RTI sold 1,000,000 shares of Series I Class B Convertible Preferred Stock at $5 per share for an aggregate of $5,000,000. As of January 31, 1998, RTI sold 1,000,000 shares of Series II Class B Convertible Stock at $10 per share for an aggregate of $10,000,000. As of September 30, 1999, RTI sold 1,160,200 shares of Series III Class B Convertible Preferred Stock at $10 per share for an aggregate of $11,602,000. Finally, as of June 10, 2000, RTI sold 1,133,800 shares of Series IV Class B Convertible Preferred Stock at $10 per share for an aggregate of $11,338,000.

     RTI obtained $1,200,000, $710,000, and $2,000,000 in 1996, 1997, and
2000, respectively, from bank loans. Additionally, RTI received a Small Business Administration loan of $1,000,000 in 1996 to pay for portions of automated assembly equipment, multi-cavity molds, and other equipment. Furthermore, RTI borrowed $3,000,000 in August 2000 under its Credit Agreement with Abbott.

SELECTED FINANCIAL DATA

     The following selected financial data for fiscal years ended December 31, 1999 and 1998, is derived from audited financial statements of RTI, which were audited by independent certified public accountants. The following selected data for the six months ended June 30, 2000 and 1999, is derived from unaudited financial statements of RTI. The data should be read in conjunction with the audited financial statements and selected notes attached as an exhibit and the following discussion of results of operations.

                                        Year Ended December 31              6 Months Ended,           6 Months Ended,
                                      --------------------------             June 30, 2000             June 30, 1999
                                         1999           1998                   (Unaudited)               (Unaudited)
                                         ----           ----                   -----------               -----------
Sales, net                            $ 3,375,158    $   845,559               $ 2,356,307               $   732,223
Cost of sales                           2,331,070        765,448                 2,336,592                   519,907
                                      -----------    -----------               -----------               -----------
     Gross margin (deficit)             1,044,088         80,111                    19,715                   212,316
                                      -----------    -----------               -----------               -----------
Operating Expenses
Preproduction manufacturing             1,837,830      1,004,828                   627,200                   924,632
Sales and marketing                     3,742,779      1,539,822                 1,636,439                 1,481,183
Research and development                  842,062        763,690                   260,600                   427,206
General and administrative              2,863,989      2,419,821                 1,604,150                 1,442,045
                                      -----------    -----------               -----------               -----------
     Total operating expenses           9,286,660      5,728,161                 4,128,389                 4,275,066
                                      -----------    -----------               -----------               -----------
     Loss from operations              (8,242,572)    (5,648,050)               (4,108,674)               (4,062,750)
     Interest income (expense)              9,064        (56,038)                   32,432                    (1,555)
                                      -----------    -----------               -----------               -----------
Net Loss                              $(8,233,508)   $(5,704,088)               (4,076,242)              $(4,064,305)
                                      ===========    ===========               ===========               ===========
Dividends                             $      -       $      -                  $      -                  $      -

RESULTS OF OPERATIONS

     The following discussion contains trend information and other forward-looking statements that involve a number of risks and uncertainties. RTI's actual future results could differ materially from its historical results of operations and those discussed in the forward-looking statements. All period references are to RTI's fiscal year ended December 1999 or 1998 or periods ended June 30, 2000 and 1999.

                          Comparison of Period Ended
                 June 30, 2000, and Period Ended June 30, 1999


     Net sales increased $1,624,085, or 222%, to $2,356,307, for the six months ended June 30, 2000, from $732,223 for the six months ended June 30, 1999. Increases were due to the Abbott Agreement and continued sales growth in California. Cost of sales increased 349%. The increase was due to higher sales volume, costs incurred to establish new production lines, and lower allocations to preproduction expense. Coincident with the May 4, 2000, signing of the Abbott Agreement, RTI ceased reporting as a development stage enterprise, and RTI will no longer classify any manufacturing costs as preproduction.

     Preproduction expenses decreased $297,432 to $627,200 for the six months ended June 30, 2000, compared to $924,632 for the six months ended June 30, 1999. The decrease was due to higher allocations to cost of sales rather than preproduction costs associated with moving out of development stage reporting.

     Research and development expense decreased $166,606, or 39%, to $260,600 for the six months ended June 30, 2000, compared to $427,206 for the six months ended June 30, 1999. The decrease is largely due to smaller allocations from production. These decreases were offset by increases in personnel and salaries as RTI prepares for expansion of the manufacturing facility.

     Sales and marketing expense increased $155,256 to $1,636,439 for the six months ended June 30, 2000, compared to $1,481,183 for the six months ended June 30, 1999. Increases included marketing fees paid to distributors due to the higher sales volumes. In 1999, RTI incurred contract sales expenses in California and the contract ended in December 1999 accounting for a decrease in expenses. Travel and outside consulting were also lower than for the same period in the previous year.

     General and administrative expenses increased $162,105, or 11%, to $1,604,150 for the six months ended June 30, 2000, compared to $1,442,045 for the six months ended June 30, 1999. Increases were caused by outside legal fees and financial consulting expenses.

     Interest income increased $4,861 or 7% for the six months ended June 30, 2000, compared to the six months ended June 30, 1999, due to higher invested cash balances.

     Interest expense decreased $29,126 or 40% for the six months ended June 30, 2000, compared to the six months ended June 30, 1999, due to higher capitalized interest.

                           Comparison of Year Ended
              December 31, 1999, and Year Ended December 31, 1998

     Net sales were $3,375,158 and $845,559 for the years ended December 31, 1999, and December 31, 1998, respectively. The 300 percent increase in sales was principally due to increased sales in California as a result of the safe needle legislation.

     Costs of sales increased from $765,448 in 1998 to $2,331,070 in 1999. As a percentage of revenue, cost of sales decreased from 91 percent in 1998, to 69 percent in 1999. The improvement is due to increased operating efficiency and continued allocation of certain manufacturing costs to preproduction and research and development expensed during the development stage.

     Preproduction costs increased from $1,004,828 to $1,837,830. Preproduction costs relative to cost of sales decreased from 131 percent to 79 percent due to a shift from a preproduction environment to a manufacturing environment.

     Sales and marketing expenses increased 143 percent to $3,742,779 in 1999 from $1,539,822 in 1998 but decreased as a percentage of revenue from 182 percent to 111 percent. The increase in expenses is principally due to the increased effort to market VanishPoint(R) products in California, including retaining a marketing company that provided contract sales representatives to supplement the marketing effort.

     Research and development costs increased as more resources were committed to the 1cc syringe.

     General and administrative costs increased 18 percent due to increases in staffing, salaries, and consulting services, offset somewhat by decreases in legal fees.

     Interest income decreased due to lower average outstanding cash balances.

     Interest expense decreased due to lower outstanding debt and more interest being capitalized.

                           Comparison of Year Ended
              December 31, 1998, and Year Ended December 31, 1997

     Net sales were $845,559 and $262,315 for the years ended December 31, 1998, and December 31, 1997, respectively. Shipments of the 3cc VanishPoint(R) syringe began in February 1997, with 66 percent of the sales occurring during the last four months of the year. Approximately 42 percent of 1998 sales were blood collection tube holders to one customer. Sales of the 3cc VanishPoint(R) syringe were at a comparable rate during 1998 as the last four months of 1997.

     Costs of sales increased in 1998 as the cost of materials sold increased in conjunction with the increase in unit sales and due to a greater allocation of manufacturing costs to cost of sales from preproduction costs.

     Preproduction manufacturing costs decreased $491,590 from 1997 to 1998, because as operations shifted from a preproduction environment towards a manufacturing environment, a higher portion of the manufacturing costs were allocated to cost of sales. Also, in 1998, a significant amount of the manufacturing costs were allocated to research and development because a significant amount of manufacturing time was spent on development and refinement of the production process.

     Sales and marketing expenses increased 10 percent to $1,539,822 in 1998, from $1,394,024 in 1997. The sales force was expanded in 1998, resulting in additional salary and travel expense, in order to increase sales and product awareness. These increases were partially offset by a reduction in sales and marketing consulting expenses as RTI expanded its own workforce and by a reduction in costs associated with developing marketing and advertising materials.

     Research and development costs increased $497,661 in 1998, to $763,690 from $266,029 in 1997. This increase was due to the increase in time spent in the manufacturing facility to further develop, refine, and validate the production process using automated assembly equipment, so that RTI's products can be produced efficiently while maintaining RTI's high standard for quality.

     General and administrative expenses increased 24 percent in 1998, to $2,419,821 from $1,952,561 in 1997. The increase was primarily in salaries and consulting services offset with decreases in legal fees and insurance.

     Interest income increased due to higher average outstanding cash balances.

     Interest expense decreased $118,595 due to an increase in the capitalization of interest expense on construction in progress expenditures for production equipment that RTI is having manufactured.

LIQUIDITY AND FUTURE CAPITAL REQUIREMENTS

     Based on anticipated sales in the second half of fiscal 2000, RTI believes it will be able to sustain operations for its existing products without additional financing. Management believes that RTI will achieve its breakeven point in early 2001. RTI believes that the existing cash and cash equivalents and cash flow from operations will be sufficient to meet RTI's presently anticipated working capital needs through 2001. To the extent RTI uses all of its cash resources, RTI will be required to obtain additional funds, if available, through additional borrowing or equity financing. There can be no assurance that such capital will be available on acceptable terms. If RTI is unable to obtain sufficient financing, it may be unable to implement its long-term plan of operation. RTI anticipates strengthening its capital structure over the next four years by increasing capital through debt and equity offerings, improving profitability, and participating in joint ventures or licensing arrangements, where possible, to accelerate the manufacture and distribution of its products.

RTI currently produces at a rate of 24 million 3cc syringes and 8 million blood collection tube holders annually. In order to ramp up production to meet the expected demand for safe needle devices, RTI has raised $18 million in debt and equity funds in 2000. Part of those funds were obtained as a result of an agreement with Abbott. On May 4, 2000, RTI entered into a National Marketing and Distribution Agreement with Abbott for an initial five year term (the "Abbott Agreement"). Pursuant to the Abbott Agreement, Abbott agreed to act as a non-exclusive marketer and distributor of RTI's 1cc, 3cc, 5cc, and 10cc syringes, blood collection tube holders, and small tube adapters to acute care facilities. As part of the consideration for the Abbott Agreement, Abbott agreed to make periodic loans to RTI prior to June 30, 2005, in increments of $1,000,000 in an aggregate amount of up to $5,000,000 at an interest rate of prime plus one percent with any and all amounts loaned to be due and payable on June 30, 2005. Any loans made are secured by accounts receivables and contracts where Abbott is the account debtor, payments due to Abbott under the Abbott Agreement, and certain equipment already owned by RTI. RTI has borrowed $3 million under the Abbott Agreement. Pursuant to the Abbott Agreement, RTI gave Abbott the right, at its option, to convert any and all principal amounts owed into common stock of RTI at a price of $10 per share. Abbott also holds registration rights with respect to the shares of common stock issued upon conversion of any principal amount loaned. As part of the consideration paid to RTI under the Abbott Agreement, Abbott purchased $5 million of Series IV Class B Convertible Preferred Stock of RTI under the same terms and conditions as all other investors in the Series IV Class B Convertible Preferred Stock offering. RTI expects to fund future expansion through a combination of debt, a public offering, and internally generated funds. Capital needs are expected to require an additional $87 million over the next five years for expansion of production discussed in greater detail in PART I-ITEM 2-"Material Commitments for Expenditures."

Internal Sources of Liquidity and Anticipated Trends in Sales
-------------------------------------------------------------

     The increase in sales is primarily attributable to the California legislation requiring safety needles and similar legislation which had been passed in additional states. Demand for safety products is increasing in the United States and internationally. NIOSH issued a safety alert calling on employers to adopt safer needles to reduce needlestick injuries. OSHA issued a Compliance Directive which instructs OSHA inspectors to cite employers who fail to evaluate and buy safety needle devices. The SEIU has taken a proactive stance with regard to promoting the use of automated retraction needle devices in member hospitals and by participating in federal and state legislation protests. Due to recent legislation, Cal OSHA mandates that healthcare employers provide their workers with safe needle devices. In addition, 15 other states have adopted, and more than 20 states have introduced, legislation containing language similar to that passed in California, and federal legislation has passed in the House and is pending in the Senate with support from OSHA and the Secretary of Labor. The recognition for the urgency of safe needle devices in parts of Europe and Africa has echoed the United States model. In France, England, Germany, and Italy, organized healthcare worker unions have taken action to force hospitals and government agencies to place safety as a priority. France has led Western Europe in its recognition of safety and has implemented VanishPoint(R) blood collection tube holders in several hospitals and clinical laboratories.

     Also, as a result of the Abbott Agreement, sales are expected to increase. Demand could also dramatically increase in the event RTI is successful in its antitrust suit, but RTI has not based any of its financing plans on a positive result from that suit. See "PART II-ITEM 2-LEGAL PROCEEDINGS." RTI is also ramping up its production and continuing to introduce new products. RTI anticipates being able to sell all that it is able to produce.

External Sources of Liquidity
-----------------------------

     RTI has obtained several loans over the past four years which have, together with proceeds from sales of equities, enabled RTI to pursue development and production of its products.

     In January 1996, RTI obtained two loans from Western Bank & Trust in the principal amount of $1,200,000 for the purpose of financing construction improvements and the purchase of manufacturing equipment, which matures on October 24, 2001. One loan was in the amount of $800,000 and one loan in the amount of $400,000. The larger note carried interest at a rate of prime as defined by The Wall Street Journal plus 1 percent adjustable annually, while the smaller loan carried interest at a rate of CD rate plus 2 percent. The loans were secured by land, building, and equipment and by a certificate of deposit in the amount of $400,000 to be released upon achievement of certain financial ratios (with interest payable at the certificate of deposit rate plus 2 percent). These loans were guaranteed by Thomas J. Shaw, RTI's President and Chief Executive Officer, and Suzanne M. August, his wife. The $800,000 loan was paid off in February 2000 with funds provided by a loan from 1st International Bank. The $400,000 loan was paid by the certificate of deposit which had been held as collateral.

     In July 1996, RTI obtained a United States Small Business Administration note payable to Texas Bank in the principal amount of $1,000,000, which matures on July 1, 2003. The note is payable monthly at an annual interest rate of prime plus 1.5 percent adjustable quarterly. The loan is collateralized by manufacturing equipment and guaranteed by Thomas J. Shaw, RTI's President and Chief Executive Officer, and Suzanne M. August, his wife. This loan is in good standing. RTI has agreed not to make any distribution upon its capital stock, purchase any of its capital stock, or merge without prior written consent. Such permission was obtained for the payment of dividends on the Series A Convertible Preferred Stock and the redemption of such stock.

     In April 1997, RTI obtained a loan from Legacy Bank of Texas (formerly Plano Bank & Trust) in the principal amount of $710,000 at an interest rate of prime plus 1 percent (adjustable daily) for reimbursement for the purchase of equipment, which matures on July 10, 2004. The loan is collateralized by certain machinery and equipment, a certificate of deposit in the amount of $200,000, which was subsequently applied to the loan, and restrictions on the transfer of certain patents. The loan is (continuously and without limit) guaranteed by Thomas J. Shaw, the President and Chief Executive Officer. This loan is in good standing.

     In February 2000, RTI obtained loans of $2 million through the 1st International Bank. The proceeds from these loans were used to pay off the Western Bank loan and also for working capital purposes. $1,500,000 of the loan is secured by a lien on the land, building, and building improvements and matures on February 18, 2005. The remaining $500,000 is secured by RTI's accounts receivable and matures on February 18, 2001. Both loans are guaranteed by a continuing guaranty by Thomas J. Shaw, the President and Chief Executive Officer. The interest rate on both loans is the prime rate as defined in The Wall Street Journal plus 1 percent. This loan is in good standing.

     In May 2000, RTI entered into an Agreement with Abbott. As part of the consideration for the Agreement, Abbott agreed to make periodic loans prior to June 30, 2005, to RTI in increments of $1,000,000 in an aggregate amount of up to $5,000,000 at an interest rate of prime plus 1 percent with any and all amounts loaned to be due and payable on June 30, 2005. In August, 2000, RTI borrowed $3 million under the Abbott Agreement. See PART I-ITEM 2-LIQUIDITY AND FUTURE CAPITAL REQUIREMENTS for a more detailed description.

Material Commitments for Expenditures
-------------------------------------

     RTI anticipates capital expenditures in the amount of $87 million over the next five years for the purpose of expanding capacity by adding equipment and additional space (for 14 assembly lines for syringe production and 5 lines for blood collection tube holder production), expanding the current building by an additional 60,000 square feet, and constructing a second facility for additional assembly, equipment, and warehousing needs in order to meet RTI's target production of syringes and blood collection tube holders by 2005. RTI needs this capital to fund equipment and facilities expansion for additional 1cc, 3cc, and blood collection tube holders, as well as equipment to manufacture 5cc and 10cc syringes. This production target equates to RTI's obtaining 6 percent of the United States' 6.6 billion-unit syringe annual market and less than 1 percent of the world's 24 billion-unit annual syringe market. RTI has obtained $18 million in 2000 in a combination of debt and equity financing and expects to raise up to $60 million through equity financing. RTI anticipates other funding requirements to be paid from debt or operations.

     RTI anticipates expenditures of $4,500,000 and $13,500,000 in fiscal 2000 and 2001, respectively, for building expansion and improvements. Management anticipates $4,913,000; $25,447,000; and $16,897,000 in capital expenditures for the manufacturing facility, equipment, and machinery in fiscal 2000, 2001, and 2002, respectively. RTI is planning to expand its manufacturing capacity by expanding its existing facility in Little Elm, Texas, by 60,000 square feet in 2001 (to house near term production and administrative needs) and purchasing additional assembly equipment. The equipment will include a 1cc printer, 1cc packaging machine, 5cc/10cc assembly equipment, blood collection tube holder assembly equipment, and blood collection tube holder molds. RTI also anticipates constructing a second facility for additional assembly equipment and warehousing needs through 2003.

     RTI has installed 1cc automated production equipment. RTI is in the process of purchasing additional automated blood collection tube holder equipment. RTI has increased capacity by outsourcing the molding of certain sub-components of RTI's products. RTI has entered into an agreement with APEC for the provision of additional molding capacity for both parts and warehousing space in California. RTI is also pursuing licensing agreements and/or joint venture agreements for the provision of manufacturing services.

ITEM 3.   DESCRIPTION OF PROPERTY

     RTI's 22,500 square foot headquarters is located on 35 acres, which are owned by RTI, overlooking Lake Lewisville in Little Elm, Texas. The building is a modular portion of a larger planned building for which the engineering design has been finalized. The headquarters are in good condition and house RTI's administrative offices and manufacturing facility. RTI's current expansion plans do not include going outside the 35 acres on which the headquarters is located. Management anticipates that any future development of facilities beyond that 35 acres will be in areas closer to the East and West Coast customer base. The land and building on which the headquarters is located are the subject of a lien by 1st International Bank as collateral on payment of a loan in the amount of $1,500,000.

     RTI also leases Suites 618, 620, and 622 S. Mill Street, Lewisville, Texas, as well as storage stalls located at 102 E. Purnell, Lewisville, Texas, from Mill Street Enterprises, a sole proprietorship owned by Lillian E. Salerno, a Director of RTI. This lease is for 4,365 square feet of office space in good condition. The storage facility is used to store office documents. The lease is for five years commencing July 1, 1997, and ending June 30, 2002, at a monthly rate of $1,900. An additional lease has been signed for 628 Mill Street for a one-year period commencing April 1, 2000. The monthly rate is $1,000. This property is used exclusively for general office and marketing purposes. RTI does not hold any real estate or related securities for investment purposes.

     In the opinion of Management, all the properties and equipment are suitable for their intended use and are adequately covered by an insurance policy which lists Textron, Fleet Capital, Texas Bank, 1st International Bank, and Legacy Bank as the loss payees.

     RTI plans to expand the headquarters by 60,000 square feet in fiscal 2001 at an approximate cost of $6,000,000 for additional manufacturing space as well as office space. This expanded facility will be capable of accommodating four syringe assembly lines and three blood collection tube holder lines. In 2001, RTI anticipates building a 100,000 square foot facility at an approximate cost of $12 million which will be utilized for manufacture of the projected five 3cc assembly lines, six 1cc assembly lines, two 5cc assembly lines, one 10cc assembly line, and five blood collection tube holder assembly lines. Management plans to finance the expansion by raising up to $60 million through a public offering and $10 million in debt.


ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of RTI's capital stock as of the date of this Form 10SB-A (excluding exercisable options) for (a) each person known by RTI to own beneficially 5 percent or more of the voting capital stock, and (b) each Director and Executive Officer of RTI (earning in excess of $100,000 annually) who owns capital stock. Except pursuant to applicable community property laws and except as otherwise indicated, each shareholder identified in the table possesses sole voting and investment power with respect to his or her shares.


Title of Class           Name and Address of          Amount and Nature of      Percent of
                         Beneficial Owner             Beneficial Owner          Class(1)
------------------------------------------------------------------------------------------
Common Stock
------------------------------------------------------------------------------------------
     As a Group          Officers and Directors           14,050,000               96.5%
                         511 Lobo Lane, P.O. Box 9
                         Little Elm, TX 75068-0009

     As Individuals      Thomas J. Shaw                   11,200,000                 77%

                         Lillian E. Salerno                2,800,000               19.2%

                         Edith A. Zagona(2)                   50,000                 .3%

------------------------------------------------------------------------------------------
Series A Convertible
Preferred Stock
------------------------------------------------------------------------------------------
     As a Group          Officers and Directors              150,000                 3.4%
                         511 Lobo Lane, P.O. Box 9
                         Little Elm, TX 75068-0009

     As Individuals      Jimmie Shiu                         150,000                 3.4%

------------------------------------------------------------------------------------------
Class B Convertible
Preferred Stock
------------------------------------------------------------------------------------------
     As a Group          Officers and Directors               58,500                 1.4%
                         511 Lobo Lane, P.O. Box 9
                         Little Elm, TX 75068-0009

     As Individuals      Thomas J. Shaw                        5,000         Less than 1%

                         Jimmie Shiu                          18,500         Less than 1%

                         Marwan Saker(3)                      30,000         Less than 1%

                         Edith A. Zagona                       5,000         Less than 1%


(1) The percentages of each class are based on 14,549,500 shares of common stock, 4,475,500 shares of Series A Convertible Preferred Stock, and 4,254,245 shares of Class B Convertible Preferred Stock outstanding as of the date of this filing. If all remaining holders subject to the mandatory redemption convert, it decreases the number of shares of the Series A Convertible preferred Stock outstanding to 4,418,500 shares.

(2) The 50,000 shares of Common Stock and the 5,000 shares of Class B Convertible Preferred Stock are held in joint tenancy with Dr. Zagona's husband.

(3) The 30,000 shares are held as follows: 14,500 shares by My Investments and 15,500 shares held by Saker Investments, which are companies controlled by Mr. Saker.

     There are no arrangements the operation of which would result in a change in control of RTI.


ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

     The following table sets forth information concerning the Directors, Executive Officers, and certain significant employees of RTI as of the date of this filing. RTI's Board of Directors consists of a total of nine members, four members of which are Class 1 Directors which serve for an initial one year term and five of which are Class 2 Directors which serve for two year terms. Upon the expiration of the Class 1 Directors' current term, the term of office of the Class 1 Directors will be for two years.

                                                                                                                 Term as
Name                          Age       Position                                                              Director Expires
----                          ---       --------                                                              ----------------
Management
Thomas J. Shaw                50        Chairman, President, Chief Executive Officer, and Class 2 Director           2002
Steven R. Wisner              43        Executive Vice President, Engineering & Production and Class 2               2002
                                        Director
Lawrence G. Salerno           41        Director of Operations                                                       N/A
James A. Hoover               52        Production Manager                                                           N/A
Russell B. Kuhlman            46        Vice President, New Markets and Class 1 Director                             2001
Kathryn M. Duesman            37        Director of Clinical Services                                                N/A
Douglas W. Cowan              57        Chief Financial Officer, Treasurer, and Class 2 Director                     2002
Michele M. Larios             34        Director of Legal and Legislative Policy and Secretary                       N/A

Outside Directors
Lillian E. Salerno            39        Class 1 Director                                                             2001
Jimmie Shiu, M.D.             66        Class 1 Director                                                             2001
Clarence Zierhut              71        Class 2 Director                                                             2002
Marwan Saker                  44        Class 2 Director                                                             2002
Edith A. Zagona               50        Class 1 Director                                                             2001

Significant Employees
Phillip L. Zweig              54        Communications Director                                                      N/A
Peter B. Hegi                 26        Product Development Manager                                                  N/A
Judy Ni Zhu                   42        Senior Research Design Engineer                                              N/A
S. Kristie Haddox             29        Quality Assurance Manager                                                    N/A
Shelley K. Walley             47        Manager of Regulatory Affairs                                                N/A
Stephen C. Bezner             50        Director of Accounting                                                       N/A

MANAGEMENT

     Thomas J. Shaw, the Founder of RTI, has served as Chairman of the Board,
     --------------
President, Chief Executive Officer, and as a Director since RTI's inception. In addition to his duties overseeing the management of RTI, he continues to lead RTI's design team in product development of other medical safety devices that utilize his unique patented friction ring technology. Mr. Shaw has 20 years of experience in industrial product design and has developed several solutions to complicated mechanical engineering challenges. He has been granted multiple patents and has additional patents pending. Mr. Shaw received a Bachelor of Science in Civil Engineering from the University of Arizona and a Master of Science in Accounting from the University of North Texas.

     Steven R. Wisner joined RTI in October 1999 as Executive Vice President,
     ----------------
Engineering and Production and as a Director. Mr. Wisner's responsibilities include the management of engineering, production, regulatory affairs, quality assurance, and human resources. Mr. Wisner has 23 years of experience in product design and development. Before joining RTI, Mr. Wisner was the Director of Operations for Flextronics International in Richardson, Texas, an electronic manufacturing services company, from May 1998 to October 1999, where he had complete responsibility for taking product ideas from the concept stage through full design and into the manufacturing process. Mr. Wisner worked as Design Services Manager at Altatron Technologies, an electronic manufacturing service company, from August 1997 to May 1998, and as Director of Engineering with Responsive Terminal Systems, a medical reporting device manufacturing company, from 1984 to 1997. While working at Texas Instruments, a leading electronics manufacturing company, from 1982 to 1984, Mr. Wisner was the team leader of a product development that successfully integrated several thousand personal computers into the worldwide Texas Instruments data network. As a project leader with Mostek Corporation, a semiconductor manufacturing company, from 1980 to 1982, he oversaw the development of automated manufacturing control systems for semiconductor assembly. Mr. Wisner began his engineering career with Rockwell-Collins, an avionics division of Rockwell International , in 1977, where he was involved in the design of flight navigation equipment, including the first GPS (Global Positioning System). Mr. Wisner holds a Bachelor of Science in Computer Engineering from Iowa State University.

     Lawrence G. Salerno has served as Director of Operations for RTI since 1995
     -------------------
and is responsible for the manufacture of all VanishPoint(R) products, as well as all product development and process development projects. Mr. Salerno is RTI's Management Representative, assuring that the Quality Systems are established and implemented according to ISO 9001, MDD, and FDA mandated standards. In addition, he supervised all aspects of the construction of RTI's new facilities in Little Elm, Texas. Prior to joining RTI, Mr. Salerno worked for Checkmate Engineering, an engineering firm, from 1991 to 1995 and was responsible for engineering site design and supervision of structural engineering products. Mr. Salerno is the brother of Lillian E. Salerno.

     James A. Hoover joined RTI in February 1996 and is RTI's Production
     ---------------
Manager. He is responsible for supervision of the production of RTI's products. Mr. Hoover has also developed and implemented FDA required procedures and has been involved in the FDA inspection process. Mr. Hoover joined RTI after working for Sherwood for 26 years. During his tenure with Sherwood, a medical device manufacturing company, he gained hands-on experience in all aspects of the medical device manufacturing process. Mr. Hoover began his career with Sherwood as a materials handler and worked his way up through a series of positions with added responsibilities to his final position there as Production Manager of Off-Line Molding, Operating Room/Critical Care. In this capacity, he managed several departments, ran several product lines, and hired and supervised over 200 employees. While at Sherwood, he also gained experience with one of the country's first safety syringes, the Monoject(R).

     Russell B. Kuhlman joined RTI in February 1997 and is RTI's Vice President,
     ------------------
New Markets and Director. Mr. Kuhlman is responsible for developing new markets and product training for RTI's sales organization, as well as distribution. Mr. Kuhlman's efforts with RTI have resulted in bringing onboard Specialty Distributors, influencing legislation, and educating influential healthcare representatives about the benefits of the VanishPoint(R) product line. Mr. Kuhlman is respected throughout the industry and is a main contributor to the safety effort in this country. He has a sales background in the medical service industry that includes his most recent work for Bio-Plexus, a medical device manufacturing company, from 1994 to 1997, where he developed strategic marketing plans for new safety products. Prior to his work there, Mr. Kuhlman worked as Director of Sales and Marketing for Winfield Medical, Inc., a medical device manufacturing company, from 1989 to 1994, where he launched several new products, developed strategic sales territories, and was the trainer for Sales and Regional Managers. Mr. Kuhlman also worked for Becton Dickinson Vacutainer(R) Systems, a medical products company, in the Houston Territory from 1980 to 1989, where he was recognized as the National Sales Representative for the year 1987. Mr. Kuhlman holds a Bachelor of Science in Finance from the University of Tennessee

     Kathryn M. Duesman, joined RTI in 1996 as the Director of Clinical Services
     ------------------
and provides clinical expertise on existing VanishPoint(R) products as well as those in development. She has been instrumental in developing training and marketing materials. Ms. Duesman has also contributed to design improvements in the existing product line as well as applying for patents on two new products. Ms. Duesman is well recognized as one of the key authorities on the prevention of needlestick injuries and has spoken and been published on this issue. Many legislators and researchers rely upon her knowledge of the clinical aspects of the technology. In 1996, Ms. Duesman served as a Registered Nurse ("RN") at Denton Community Hospital. From 1995 to part of 1996, Ms. Duesman served as an RN at Pilot Point Home Health, an agency for home healthcare. From 1992 to 1995, Ms. Duesman served as an RN for Denton Community Hospital. Ms. Duesman is a 1985 graduate of Texas Woman's University with a Bachelor of Science in Nursing.

     Douglas W. Cowan is RTI's Chief Financial Officer, Treasurer, and a
     ----------------
Director. He is responsible for the financial, accounting, and forecasting functions of RTI. Prior to joining RTI in 1999, Mr. Cowan served as a consultant to RTI and other companies from 1996 to 1999 on various accounting and other business matters. Before becoming a consultant, he served as the Chief Financial Officer of Wedge-Dialog Company, an oil field services company, from 1995 to 1996. In addition, Mr. Cowan served in various capacities, including Vice President and Controller at El Paso Natural Gas Company, an interstate pipeline company. After leaving El Paso Natural Gas, Mr. Cowan formed a public accounting practice that provided tax and accounting services, as well as litigation support. Mr. Cowan has a Bachelor of Business Administration from Texas Technological College. He is a CPA licensed in Texas.

     Michele M. Larios joined RTI in February 1998 as an attorney, and now
     -----------------
serves as the Director of Legal and Legislative Policy and as Secretary of RTI. Ms. Larios is responsible for the legal and legislative functions of RTI. In addition to working on legal matters for RTI and with outside counsel, Ms. Larios works with legislators on pertinent issues and relevant legislation. Prior to joining RTI, Ms. Larios served as the Legal Analyst for Applied Risk Management Inc., a third party claims administration company, from 1995 through 1997. Ms. Larios received a Bachelor of Arts in Political Science from Saint Mary's College in Moraga, California, and a Juris Doctorate from Pepperdine University School of Law in Malibu, California.

OUTSIDE DIRECTORS

     Lillian E. Salerno  has served on the Board of Directors since 1996.
     ------------------
Ms. Salerno began serving as a consultant to RTI effective June 1, 2000. Her responsibilities include the development of foreign marketing, distribution, and licensing agreements, principally in Europe. Previously, Ms. Salerno served RTI since its inception in a variety of critical positions. She most recently served as RTI's Executive Vice President, Sales and Marketing. Prior to RTI's incorporation, Ms. Salerno was an attorney with a growing private law practice while she served as a consultant, administrator of grants, and legal consultant to Checkmate Engineering, an engineering firm. Ms. Salerno assisted with the start-up of RTI. Ms. Salerno received a Bachelor of Arts from the University of Texas at Austin, a Master of Arts from the University of North Texas, and a Juris Doctorate from Southern Methodist University School of Law. Ms. Salerno is the sister of Lawrence G. Salerno.

     Jimmie Shiu, M.D. has served on RTI's Board of Directors since 1996. Prior
     -----------------
to retirement in 1998, Dr. Shiu was in private practice as a Board Certified Otolaryngologist at Presbyterian Hospital in Dallas for 31 years. Although retired from private practice, Dr. Shiu continues to serve as a clinical professor for the Department of Otolaryngology at the University of Texas Southwestern Medical Center at Dallas. He has served on the Board of Trustees of Presbyterian Healthcare Foundation of Dallas since 1996 and the Board of Directors of MOTO1, Inc. since 1999. Dr. Shiu completed his undergraduate work at Abilene Christian University and received his medical degree from University of Texas Southwestern Medical Center at Dallas, Texas.

     Clarence Zierhut has served on RTI's Board of Directors since April 1996.
     ----------------
Since 1955, Mr. Zierhut has operated an industrial design firm, Zierhut Design, that develops new products from concept through final prototypes. During his professional career, Mr. Zierhut has created over 3,000 product designs for more than 350 companies worldwide, in virtually every field of manufacturing, and has won many international awards for design excellence. His clients have included Johnson & Johnson, Abbott, Gould, and McDonnell Douglas. He received a Bachelor of Arts from Art Center College of Design in Los Angeles, California.

     Marwan Saker joined RTI's Board of Directors in June 2000. Since 1983, Mr.
     ------------
Saker has served as CEO of Sovana, Inc., an export management company. As a representative for United States companies seeking distribution, licensing, and franchising in the Middle East, Europe, and North Africa, Mr. Saker was instrumental in developing successful partnerships in more than 15 countries. He offices in Dallas, Texas.

     Edith A. Zagona, Ph.D. joined RTI's Board of Directors as a Director in
     ---------------
August 2000. Dr. Zagona has conducted water resources research at the University of Colorado's Center for Advanced Decision Support for Water and Environmental Systems since 1988. She has led the development of RiverWare, a commercially available water basin management software modeling tool that is widely used by leading water management agencies. She received a Bachelor of Arts in Philosophy and a Bachelor of Science in Civil Engineering at the University of Arizona, a Master of Science in Civil Engineering, emphasis in hydraulics, from Colorado State University, and a Ph.D. in Civil Engineering from the University of Colorado at Boulder with an emphasis in automation in water resources management.

SIGNIFICANT EMPLOYEES

     Phillip L. Zweig joined RTI in December 1999 as Communications Director.
     ----------------
Mr. Zweig is a prize winning financial journalist who has worked as a staff reporter at The American Banker, The Wall Street Journal, and Bloomberg Business News and other media organizations. From 1993 to 1998, he served as Corporate Finance Editor at Business Week where he wrote a major article on RTI. Before joining RTI, he worked as a freelance financial writer and editorial consultant. His clients included Andersen Consulting and Boston Consulting Group. Mr. Zweig received a Bachelor of Arts in Behavioral Psychology from Hamilton College and a Master of Business Administration from the Baruch College Graduate School of Business.

     Peter B. Hegi joined RTI in August 1996 and is RTI's Product Development
     -------------
Manager. His responsibilities include development of new products from conception through production implementation supporting production in the manufacturing of products and managing continual production improvement efforts. This process includes design input and control, manufacturing feasibility, and FDA premarket notification of the product. Product Development also assists in continually improving existing devices. He has created product and component specifications for the blood collection tube holder, 5cc syringe, and 10cc syringe. Mr. Hegi is a 1996 Mechanical Engineering graduate of Stanford University, where he was a member of Tau Beta Pi national engineering honor society. His new product development responsibilities include establishing device design requirements and controls, determining product manufacturing feasibility, and assisting in the preparation of device documentation for FDA 510(k) Submission. FDA 510(k) Submissions are summaries, submitted under section 513(i) of the Federal Food, Drug, and Cosmetic Act, of the safety and effectiveness information contained in a premarket notification submission (document required to be filed by persons desiring to introduce into interstate commerce a device intended for human use) upon which a determination of substantial equivalence can be based (510[k] Submission). He has been instrumental in the development of the VanishPoint(R) blood collection tube holder and the 1cc, 3cc, 5cc, and 10cc VanishPoint(R) syringe product lines.

     Judy Ni Zhu has served as a Senior Research Design Engineer since
     -----------
joining RTI in 1995. Her primary focus is on new product development and improvement of current products. Prior to joining RTI, Ms. Zhu worked with Checkmate Engineering, an engineering firm, as a design engineer on the original 3cc syringe and other SBIR grant projects. Ms. Zhu received her Bachelor of Science from Northwest Polytechnic University in Xian, China, and her Master of Engineering from University of Texas at Arlington. Ms. Zhu has been instrumental in design modifications for the 3cc syringe, which have maximized both product reliability and production efficiency. She also designed and developed a manual needle assembly machine and an automatic lubricating and capping system for the 3cc syringe and developed and assisted in the design of automated blood collection tube holder assembly equipment. Ms. Zhu has collaborated with Ms. Duesman and Mr. Shaw in the filing of several patent applications. Prior to joining Checkmate Engineering in 1991, Ms. Zhu worked for Shenyang Airplane Corporation, an airplane design company, in Shenyang, China, where she was responsible for airplane control system design and its stress computation and analysis. Ms. Zhu also worked for Mactronix, Inc., an assembly equipment manufacturing semiconductor company, in Dallas, Texas, where she was responsible for the design, modification, and production drawing of an automatic wafer transfer system.

     S. Kristie Haddox  joined RTI in July 1996 and is RTI's Quality Assurance
     -----------------
Manager and responsible for QA testing, document control, and validation. She formerly worked as Quality Assurance Validation Scientist at Alcon Laboratories, a pharmaceutical and medical device manufacturing company, in Fort Worth, Texas, from 1995 to 1996. Ms. Haddox holds a Bachelor of Science degree from Texas A&M University and is a member of the American Society for Quality Control.

     Shelley K. Walley joined RTI in April 1999 as RTI's Manager of
     -----------------
Regulatory Affairs and is responsible for RTI's 510(k) Submissions, handling customer complaints, internal/external audits, training, and the Corrective and Preventive Action system. Ms. Walley served in several regulatory and quality capacities prior to joining RTI. She was the Compliance Coordinator with Sandoz Agro, Inc. (formerly Zoecon Corporation), an animal healthcare products manufacturer, for 11 years from January 1985 to July 1995 and gained valuable experience working with the EPA and the FDA to establish compliance with GMP and GLP guidelines for RTI. Ms. Walley's experience as Senior Regulatory Specialist for almost four years at Mentor (from July 1995 to April 1999), a Class III implantable medical device company, furthered her regulatory knowledge in the medical device arena. At Mentor, she provided regulatory guidance for submissions, validations and audits, and worked closely with the FDA, the ISO, and third party investigations. Ms. Walley majored in Business Management at East Texas State University and is a Certified Quality Auditor.

     Stephen C. Bezner joined RTI in March 2000 as the Director of Accounting.
     -----------------
He is responsible for keeping personnel, systems, and procedures in place to produce an orderly and timely accounting of all business activities. Prior to his employment with RTI, Mr. Bezner served as Vice President Finance for CBI Laboratories, a public subsidiary of Thermo Electron Corporation, an electronic equipment manufacturing company, from 1992 to 2000. Mr. Bezner has 24 years' experience in accounting management and cost accounting, all of which were for manufacturing operations of public companies. Previous employers include Overhead Door Corporation and Texas Instruments. He has a Bachelor of Science Degree from the University of Texas at Dallas.

COMMITTEES OF DIRECTORS

     The Board of Directors has the following committees:

          Committee                          Members
          ---------                          -------

          Compensation and Benefits          Thomas J. Shaw--Chairman
                                             Lillian E. Salerno
                                             Douglas W. Cowan

          Audit Committee                    Clarence Zierhut
                                             Marwan Saker
                                             Dr. Jimmie Shiu

          Executive Committee                Thomas J. Shaw
                                             Steven R. Wisner
                                             Dr. Jimmie Shiu

The Compensation and Benefits Committee recommends to the Board of Directors the compensation of Officers and significant employees for RTI and the granting of stock options.

     The Audit Committee assists the Board of Directors in monitoring the integrity of the financial statements of RTI, the compliance of RTI with securities regulations and the independence and performance of RTI's auditors. See Exhibit No. 12.3.

     The Executive Committee possesses and may exercise all the powers and authority of the Board of Directors in the control and management of the business and affairs of RTI during intervals between regular meetings of the Board of Directors. These powers are limited as follows: the committee cannot fill any of its vacancies, the committee does not have the power to declare dividends, amend Bylaws, elect or remove any officer or director, to submit to shareholders actions that require approval of shareholders, amend any resolution of the Board of Directors, to act on matters assigned to other committees, to create or fill any vacancies on the Board of Directors, to authorize distributions or to issue shares.

     Thomas J. Shaw, as President, serves ex-officio as a member of all the standing committees.

FAMILY RELATIONSHIPS

     There are no family relationships among the above persons except as set forth above.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

     None of the above persons or any business in which such person was an executive officer have been involved in a bankruptcy petition, been subject to a criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order enjoining or suspending their involvement in any type of business, or been found to have violated a securities law.

DIRECTORSHIPS IN OTHER COMPANIES

     No Directors hold directorships in reporting companies other than as set forth above.

ITEM 6.   EXECUTIVE COMPENSATION

     The following summary compensation table sets forth the total annual compensation paid or accrued by RTI to or for the account of the Chief Executive Officer and each other executive officer of RTI whose total cash compensation exceeded $100,000 for any of the past three fiscal years:

                          SUMMARY COMPENSATION TABLE

                              Annual Compensation                              Long-Term Compensation
                              -------------------                              ----------------------
                                                                          Awards                    Payout(s)
                                                                -------------------------      ---------------------
                                                     Other      Restricted     Securities
                                                    Annual         Stock       Underlying       LTIP       All Other
Name and Principal                                  Compen-      Award(s)       Options/       Payouts     Compen-
     Position          Year   Salary($)  Bonus($)   sation($)     ($)           SARs (#)         ($)        sation($)
-------------------    ----   --------   -------    --------    ----------     ----------      -------     ---------
Thomas J. Shaw,        1997    130,400    50,000           0             0              0            0             0
President and CEO      1998    125,000         0
                       1999    162,019         0

Lillian E. Salerno,    1997     88,846    50,000           0             0              0            0             0
Former Executive       1998     90,000         0
Vice President,        1999    143,461         0
Sales & Marketing

Edward S. Aarons,      1997          0         0           0             0              0            0             0
Former Director        1998          0         0
of Sales               1999    108,598         0


     In 1998, Mr. Shaw should have received a raise under the terms of his Employment Agreement. However, the 1998 portion of his raise in the amount of $12,019 was paid in 1999. Officers, Directors, and significant employees hold options exercisable for the purchase of 57,000; 110,000; 228,700; 172,075; and 34,375 shares of Common Stock in the years 1999, 2000, 2001, 2002, and 2003, respectively. To date, no options or long-term incentive plan awards have been issued to Mr. Shaw or Ms. Salerno, RTI's controlling common stockholders. Directors or former Directors were granted options in 1999 as follows: Steven
R. Wisner, 150,000; Douglas W. Cowan, 25,000; Jimmie Shiu, 15,000; Clarence Zierhut, 5,000; John H. Wilson, III, 5,000; F. John Deuschle, III, 5,000; Bob Stathopulos, 5,000; and Joe Reeder, 25,000. Options granted to Messrs Wilson and Deuschle terminated as a result of their departure from the Board of Directors. The Board of Directors subsequently issued options for the purchase of 5,000 shares of common stock of RTI to each. No other options have been granted to Directors in 2000.

     Officers, Directors, and Significant Employees hold stock options for the purchase of Common Stock exercisable as follows:

                                   Options Exercisable by Directors and Significant Employees
1999 Plan NQSOs                                          1999             2000             2001             2002            2003
Steven R. Wisner                                                                         65,000           65,000
Lawrence G. Salerno                                                                       5,150
James A. Hoover                                                                           3,150
Kathryn M. Duesman                                                                        5,300
Douglas W. Cowan                                                                          2,500            2,500
Jimmie Shiu, M.D.                                                                        15,000
Clarence Zierhut                                                                          5,000


Michele M. Larios                                                                         7,700
Marwan Saker                                                                                              30,500          30,500
Phillip L. Zweig                                                        20,000
                                             -----------------------------------------------------------------------------------
                                                            0           20,000          108,800           98,000          30,500
                                             ===================================================================================
1999 Plan ISOs                                           1999             2000             2001             2002            2003
Steven R. Wisner                                                                         10,000           10,000
Lawrence G. Salerno                                                                       2,500            7,650
James A. Hoover                                                                           2,500            5,650
Russell B. Kuhlman                                                                        7,800            7,800
Kathryn M. Duesman                                                                        2,500            7,800
Douglas W. Cowan                                                                         10,000           10,000
Michele M. Larios                                                                                          7,700
Peter B. Hegi                                                                             3,800            3,800
Judy Ni Zhu                                                                               3,350            3,350
S. Kristie Haddox                                                                         3,950            3,950
Steven C. Bezner                                                                                           3,875           3,875
Shelley K. Walley                                                                         2,500            2,500
                                             -----------------------------------------------------------------------------------
                                                            0                0           48,900           74,075           3,875
                                             ===================================================================================
1996 Plan NQSOs                                          1999             2000             2001             2002            2003
Steven R. Wisner                                        2,500
Lawrence G. Salerno                                     5,000           15,000
James A. Hoover                                         5,000           14,000
Russell B. Kuhlman                                      7,500           10,000
Kathryn M. Duesman                                      1,500           10,000
Jimmie Shiu, M.D.                                      15,000           15,000           15,000
Clarence Zierhut                                       10,000            5,000            1,000
Peter B. Hegi                                           1,500            7,000
Judy Ni Zhu                                             7,500           10,000
S. Kristie Haddox                                       1,500            4,000
                                             -----------------------------------------------------------------------------------
                                                       57,000           90,000           16,000                0               0
                                             ===================================================================================
1996 Plan ISOs                                           1999             2000             2001             2002            2003
Lawrence G. Salerno                                                                       7,500
James A. Hoover                                                                           7,500
Russell B. Kuhlman                                                                        7,500
Kathryn M. Duesman                                                                        7,500
Michele M. Larios                                                                        10,000
Peter B. Hegi                                                                             5,000


Judy Ni Zhu                                                                               5,000
S. Kristie Haddox                                                                         5,000
                                             -----------------------------------------------------------------------------------
                                                            0                0           55,000                0               0
                                             ===================================================================================

COMPENSATION OF DIRECTORS

     RTI pays each nonemployee Director a meeting fee of $250 for each Board meeting attended and has granted to each Director (except Mr. Shaw and Ms. Salerno) stock options of common stock each year. No additional amounts are paid for committee participation or special assignment.

EMPLOYMENT AGREEMENTS

     There are no other employment agreements in place involving other Officers or Directors of RTI, except as set forth below:

Thomas J. Shaw
--------------

     RTI has a written employment agreement with Thomas J. Shaw, RTI's President and Chief Executive Officer, for an initial period of three years ending September 2002 with an automatic and continuous renewal for consecutive two-year periods. The agreement is terminable either by RTI or Thomas J. Shaw upon 30 days' written notice. The agreement provides for an annual salary of at least $150,000 with a salary increase annually equal to no less than the percentage increase in the Consumer Price Index during the previous calendar year. Thomas
J. Shaw's salary shall be reviewed by the Board of Directors each January, which shall make such increases as it considers appropriate. Thomas J. Shaw is also entitled to participate in all executive bonuses as the Board of Directors, in its sole discretion, shall determine.

     Under the Employment Agreement, RTI will also provide certain fringe benefits, including, but not limited to, participation in pension plans, profit-sharing plans, employee stock ownership plans, stock appreciation rights, hospitalization and health insurance, disability and life insurance, paid vacation, and sick leave. RTI also reimburses him for any reasonable and necessary business expenses, including travel and entertainment expenses, necessary to carry on his duties. Pursuant to the employment agreement, RTI has agreed to indemnify Thomas J. Shaw for all legal expenses and liabilities incurred with any proceeding involving him by reason of his being an Officer or agent of RTI. RTI has further agreed to pay reasonable attorney fees and expenses in the event that, in Thomas J. Shaw's sole judgment, he needs to retain counsel or otherwise expend his personal funds for his defense.

     Thomas J. Shaw has agreed to a one-year noncompete, not to hire or attempt to hire employees of RTI for one year and to not make known RTI customers or accounts or to call on or solicit RTI accounts or customers in the event of termination of his employment for one year unless the termination is without cause or pursuant to a change of control of RTI. Furthermore, Mr. Shaw has the right to resign in the event that there is a change in control which is defined as a change in the majority of directors within any twelve month period without 2/3 approval of the shares outstanding and entitled to vote, or a merger where less than 50 percent of the outstanding stock survives and a majority of the Board of Directors remains, or the sale of substantially all of the assets of RTI, or any other person acquires more than 50 percent of the voting capital of RTI. Mr. Shaw retained the right to participate in other businesses as long as they do not compete with RTI and so long as he devotes the necessary working time to RTI.

Phillip L. Zweig
----------------

     RTI entered into an employment agreement with Phillip L. Zweig, RTI's Communications Director, dated December 22, 1999, which expires on December 12, 2000. Mr. Zweig's duties include obtaining and authoring favorable coverage of RTI and issues important to RTI in local and national media outlets throughout the United States. Mr. Zweig also agreed not to write articles about RTI for independent publications and shall not provide any services relating to marketing strategy, healthcare policy, publicity or media coverage, or any other services in the United States to any manufacturer of needle products, healthcare group purchasing organizations, or any individual or business entity that is in direct competition with the business of RTI during his employment with RTI and for three years hereafter. In exchange, RTI agreed to pay Mr. Zweig an annual salary of $85,000 and to grant Mr. Zweig options for the purchase of 20,000 shares of RTI's common stock under the 1999 Stock Option Plan. RTI also agreed to pay reasonable travel, entertainment, and related expenses as well as to provide Mr. Zweig with standard benefits. Mr. Zweig shall be considered for bonuses on the same terms as other management employees.


INDEPENDENT CONSULTING AGREEMENTS

Robert P. Stathopulos
---------------------

     From RTI's inception to the present, Robert Stathopulos, a former Director, has served as an independent consultant pursuant to an oral agreement with RTI for the provision of advice regarding various matters, including, but not limited to, Manufacturing Quality Assurance and Regulatory Affairs. RTI has agreed to pay him $1,000 per day worked. Mr. Stathopulos currently works every other week at the Little Elm facility. RTI has also agreed to pay Mr. Stathopulos' expenses, which have averaged $1,000 per week and are made up of business related travel expenses. This consulting agreement is at will and can be terminated at any time.

Lillian E. Salerno, d/b/a MediTrade International
-------------------------------------------------

     RTI entered into a consulting agreement with Lillian E. Salerno, d/b/a MediTrade International (ending May 31, 2001), a sole proprietorship, on June 1, 2000 which was amended effective as of Aug. 23, 2000. The contract is for a one year term and Ms. Salerno has agreed to establish contacts with major European entities to develop marketing and distribution channels as well as licensing agreements. Ms. Salerno will be paid $16,666 per month for a total of $200,000 plus up to $5,000 of business expenses incurred on behalf of RTI for the term of the contract.

International Export and Consulting
-----------------------------------

     RTI entered into a Consulting Agreement on March 15, 2000, with International Export and Consulting where International Export and Consulting agreed to advise RTI with respect to selection of an international distribution network, potential strategic partners, and future licensing for VanishPoint(R) technology in the Middle East. In exchange, RTI has agreed to pay a consulting fee in the amount of $2,000 a month for ten months as well as issue nonqualified stock options ("NQSOs") for 61,000 shares of RTI's common stock at an exercise price of $10 per share. Marwan Saker, a principal in International Export and Consulting, is a Director.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Management believes that all of the transactions set forth below were made on terms no less favorable to RTI than could have been obtained from unaffiliated third parties. There are no preset limits on payments to related parties. Payments are made after services are provided.

     Thomas J. Shaw, RTI's President and Chief Executive Officer who beneficially owns 77-80 percent (depending on the number of shares of Series A Convertible Preferred Stock that are converted during the current mandatory redemption) of RTI's common stock, was paid a licensing fee of $500,000 (amortized over 17 years) from RTI for the exclusive worldwide licensing rights to manufacture, market, sell, and distribute all the retractable medical safety products. In addition, Mr. Shaw receives a 5 percent gross royalty on all licensed products sold to customers over the life of the technology licensing agreement. Mr. Shaw was paid a royalty of $110,197 and $42,571 for 1999 and 1998, respectively. Mr. Shaw was paid $348,529 in royalties from January 1, 2000, to the date of this filing. As of the date of this filing, Mr. Shaw has been paid $494,878 as a royalty for the two years ended September 30, 2000.

     In September 1996, RTI purchased the 3cc prototype molds from Thomas J. Shaw, d/b/a Checkmate Engineering, a sole proprietorship. The purchase was financed by a note for the full purchase price of $108,252. The note provided for no interest for the first 305 days and, subsequently, interest at a rate of 12 percent per annum. Interest expense related to this note was $1,400 and $5,258 for the years ended December 31, 1999 and 1998, respectively. The note was paid in full in 1999.

     Lillian E. Salerno, a Director of RTI, d/b/a Mill Street Enterprises ("Mill Street"), a sole proprietorship, leases offices at 618, 620, and 622 S. Mill Street, in Lewisville, Texas, to RTI for its marketing and sales department. The lease is for a five-year term commencing July 1, 1997, and ending June 30, 2002, at an annual rental rate of $22,800. RTI also has a lease for additional office space with

Mill Street for one year commencing April 1, 2000, at a rate of $1,000 per month. Lease payments for $27,600 have been paid in 2000.

     A former Director of RTI, Robert Stathopulos, was paid consulting fees by RTI of $96,372 in 1999 and $117,145 in 2000 through the date of this filing.

     Douglas W. Cowan, a Director and Chief Financial Officer and Treasurer of RTI, received $76,651 and $58,345 in 1998 and 1999, respectively, for accounting and other consulting services prior to becoming a Director and employee of RTI.

     RTI paid $23,381 and $30,258 in 1999 and 1998, respectively, and $10,537 has been paid in 2000, to family members of its Chief Executive Officer for various consulting services.

     Pursuant to a Consulting Agreement between RTI and Lillian E. Salerno dba/MediTrade International, Ms. Salerno, a Director, was advanced $37,500 in September, 2000 for setting up operations in Europe. This advance will be recouped over the remaining period of the contract.

ITEM 8.   DESCRIPTION OF SECURITIES

     As of the date of this filing, RTI's authorized capital consists of 100,000,000 shares of common stock, no par value, 5,000,000 shares of Series A Convertible Preferred Stock, par value of $1 per share, and 5,000,000 shares of Class B Convertible Preferred Stock, par value of $1 per share. No capital stock carries preemptive rights. There are no provisions in the Second Amended and Restated Articles of Incorporation and Amended and Restated Bylaws that would delay, defer, or prevent a change in control of RTI other than provisions in the Second Amended and Restated Articles of Incorporation that prohibit cumulative voting by shareholders and provisions which provide that the Board of Directors shall consist of two classes with each class elected every two years (except this initial year) in alternating years. RTI serves as its own registrar and transfer agent but is in the process of retaining the services of American Stock Transfer & Trust Company. All of RTI's outstanding shares of common and preferred stock are "restricted securities" and, in the future, may be sold only upon compliance with the Securities Act of 1933, as amended ("Securities Act"), or an exemption therefrom.

COMMON STOCK

     RTI is authorized to issue 100,000,000 shares of no par value common stock (the "Common Stock"). As of the date of this filing, there are 14,549,500 shares of Common Stock issued and outstanding. However, RTI has a Notice of Redemption outstanding for 541,500 shares of Series A Convertible Preferred Stock. If the selected shareholders do not convert their shares on a one for one basis into Common Stock, then their shares will be redeemed on November 1, 2000. The number of shares of Common Stock may increase, by virtue of this redemption, by up to an additional 57,000 shares. Additionally, 1,000,000 shares are set aside under both 1996 Stock Option Plans and 2,000,000 shares of Common Stock have been set aside under the 1999 Stock Option Plan for employees, Directors, and other qualified individuals. These shares are issuable upon the exercise of options. As of September 30, 2000, options for the purchase of 359,655 shares of Common Stock are exercisable. Options for the purchase of 369,655 shares of Common Stock become exercisable by December 31, 2000. No shares are held as treasury stock.

     Shares of RTI's Common Stock have no conversion rights, no preemptive rights, and no restrictions on alienation and are fully paid and are not liable to further call or assessment. Each share of RTI's Common Stock is entitled to share ratably in any asset available for distribution to holders of its equity securities upon liquidation of RTI, subject to the preference of the holders of each class and series of the preferred stock. Pursuant to the requirements of a loan from Texas Bank, RTI has agreed not to return capital to the shareholders or redeem outstanding shares without the bank's prior consent.

Voting Rights
-------------

     All shares of RTI's Common Stock have equal voting rights and, when validly issued and outstanding, have one vote per share on all matters to be voted upon by stockholders. The holders of the Common Stock elect the Directors subject to certain limited voting rights of the holders of the Series A Convertible Preferred Shares and Series II Class B Convertible Preferred Shares where dividends are in arrears for 12 consecutive quarters. See "Series A Convertible Preferred Stock" and "Series II Class B Convertible Preferred Stock." Cumulative voting in the election of Directors is prohibited.

Dividends
---------

     Holders of RTI's Common Stock are entitled to receive dividends when and if declared by RTI's Board of Directors out of funds available therefor. RTI has not paid any dividends on the Common Stock since its inception and presently anticipates that all earnings, if any, will be retained for development of RTI's business and that no dividends on its Common Stock will be declared in the foreseeable future. Any future dividends will be subject to the discretion of RTI's Board of Directors and will depend upon, among other things, future earnings, full payment of dividends on the Series A Convertible Preferred Stock, and Series I, Series II, Series III, and Series IV Class B Convertible Preferred Stock, the operating and financial condition of RTI, its capital requirements, and its general business conditions.

SERIES A CONVERTIBLE PREFERRED STOCK

     RTI is authorized to issue not more than 5,000,000 shares of Series A Convertible Preferred Stock at $1.00 par value and has 4,475,500 shares issued and outstanding held by 116 shareholders. However, RTI issued a Notice of Redemption as of November 1, 2000. Holders of the shares selected have the right to convert their shares or, if no notice of conversion is received by RTI as of October 27, 2000, RTI will redeem the selected shares for the redemption price of $1.70 per share plus accrued dividends. As of the date of this filing, shareholders have given notice under the outstanding Notice of Redemption that they request redemption of 15,000 shares and conversion of 469,500 shares into Common Stock which reduced the number of outstanding shares from 5,000,000 to 4,475,500. Pursuant to the outstanding Notice of Redemption the number of shares outstanding will decrease by conversion or redemption by an additional 57,000. The Board of Directors of RTI has the authority to divide the Series A Convertible Preferred Shares into series and to set the relative rights and preferences among the series, within the limitations provided by Article 2.13 of the Texas Business Corporation Act. This summary is not intended to be complete and is subject to, and qualified in its entirety by reference to, the Certificate of Designation, Preferences, Rights, and Limitations of Series A Convertible Preferred Stock of RTI, filed with the Secretary of the State of Texas, amending RTI's Articles of Incorporation, and setting forth the rights, preferences, and limitations of the Series A Convertible Preferred Stock, the form of which is attached hereto as part of Exhibit 2.1.

Dividends
---------

     Holders of shares of Series A Convertible Preferred Stock (the "Series A Stock") will be entitled to receive, if, when, and as declared by the Board of Directors out of funds legally available therefor, cumulative cash dividends of $.12 per share per annum, payable quarterly, commencing September 1, 1995. If a dividend upon any shares of Series A Stock is in arrears, no dividends may be paid or declared and set aside for payment, or other distribution made upon the Common Stock or any other stock of RTI ranking junior to the Series A Stock as to dividends. In addition, no Common Stock or any other stock of RTI ranking junior to the Series A Stock as to dividends, may be redeemed, purchased, or otherwise acquired for any consideration by RTI except in certain circumstances. As of October 15, 2000, no dividends are in arrears.

Voting Rights
-------------

     Except as required by the laws of the State of Texas, the holders of the Series A Stock are generally not entitled to vote. In the event dividends payable on the Series A Stock shares shall be in arrears for 12 consecutive quarterly dividend periods, the holders of the majority of the outstanding Series A shares shall have the exclusive right (voting separately as a class with one vote per Series A share) to elect one-third of the Board of Directors which Directors shall serve until the next annual meeting or so long as such arrearage shall continue. As of March 31, 1999, dividends to Series A shareholders were in arrears for 12 consecutive dividend periods and accordingly, on October 4, 1999, the Class A shareholders elected three (one-third) of the Directors to the Board of Directors. The term of office of these Directors terminated by payment of all dividends due.

     So long as any shares of Series A Stock remain outstanding, RTI shall not, without the affirmative vote or consent of the holders of at least 51 percent of the shares of the Series A Stock outstanding at the time: (a) authorize, create, issue, or increase the authorized or issued amount of any class or series of stock ranking equal to or senior to the Series A Stock with respect to payment of dividends or the distribution of assets on liquidation, dissolution, or winding up of RTI; or (b) amend, alter, or repeal the provisions of RTI's Articles of Incorporation, or of the rights of the Series A Stock, so as to alter or change the powers, preferences, or special rights of the shares of the Series A Stock so as to affect them adversely.

Conversion Rights
-----------------

     Each share of Series A Stock will be convertible at any time subsequent to three years after issuance, at the option of the holder thereof into Common Stock of RTI at a conversion rate of one share of Common Stock for each share of Series A Stock. The conversion price is subject to adjustment in certain events.

Redemption Provisions
---------------------

     RTI prior to three years from the date of issuance may not redeem the Series A Stock. On and after such date, the Series A Stock may be redeemed at the option of RTI, in whole or in part, at any time and from time to time, on at least 30 days' and not more than 60 days' written notice at the redemption price of $1.70 per share, together with accrued and unpaid dividends to the date fixed for redemption.

Liquidation Rights
------------------

     In the event of any voluntary or involuntary liquidation, dissolution, or winding up of RTI, the holders of outstanding shares of Series A Stock are entitled to receive liquidating distributions equivalent to $1.50 per share, plus accrued and unpaid dividends to the date of distribution, out of the assets of RTI available for distribution to stockholders, before any distribution of assets is made to holders of Common Stock or any stock ranking junior to the Series A Stock upon liquidation, dissolution, or winding up. If upon any liquidation, dissolution, or winding up of RTI, the amounts available for distribution with respect to the Series A Stock are not sufficient to satisfy the full liquidation rights of the Series A Stock, the holders of the Series A Stock will share ratably in any such distribution of assets.

Registration Rights
-------------------

     Until six months after the last shares of the Series A Stock are redeemed, retired, converted, or otherwise no longer outstanding, RTI will give notice to the holders of the Series A Stock no less than 20 days before filing a registration statement under the Securities Act (excluding registrations pertaining to securities issuable pursuant to employee stock option or stock purchase plans, or pursuant to the acquisition of a business). RTI will also afford the holders of the Series A Stock the opportunity to have included in any one, but not more than two registrations shares of Common Stock acquired upon conversion of the Series A Stock. RTI is entitled to exclude the shares of any holder from a maximum of one registration (on the advice of its investment banking firm that inclusion would materially interfere with the orderly sale of securities offered under such registration statement) so long as no other holder's shares are included in the registration.

CLASS B CONVERTIBLE PREFERRED STOCK (SERIES I, II, III, AND IV)

     RTI is authorized to issue 5,000,000 shares of Class B Convertible Preferred Shares at $1 par value per share. The Board of Directors of RTI has the authority to divide the Class B preferred shares into series and to set the relative rights and preferences among the series, within the limitations provided by Texas Business Corporation Act, Article 2.13. This summary is not intended to be complete and is subject to, and qualified in its entirety by, reference to the Certificates of Designation, Preferences, Rights, and Limitations of Series I, II, III, and IV Class B Convertible Preferred Stock of RTI, filed with the Secretary of the State of Texas, amending RTI's Articles of Incorporation, and setting forth the rights, preferences, and limitations of the Series I, II, III, and IV Class B Convertible Preferred Stock, the forms of which are attached hereto as part of Exhibit 2.1.

SERIES I CLASS B CONVERTIBLE PREFERRED STOCK

     RTI is authorized to issue not more than 5,000,000 shares and has 1,000,000 shares outstanding held by 146 shareholders as of the date of this filing. The Series I Class B Convertible Preferred Stock ranks senior to RTI's Common Stock with respect to dividends and upon liquidation, dissolution, or winding up and RTI treats them as junior to RTI's 5,000,000 shares of Series A Convertible Preferred Stock.

Dividends
---------

     Holders of shares of Series I Class B Convertible Preferred Stock (the "Series I Stock") will be entitled to receive, if, when, and as declared by the Board of Directors out of funds legally available therefor, cumulative cash dividends of $.50 per share per annum, payable quarterly, commencing December 31, 1996. If a dividend upon any shares of Series I Stock is in arrears, no dividends may be paid or declared and set aside for payment, or other distribution made upon the Common Stock or any other stock of RTI ranking junior to the Series I Stock as to dividends. In addition, no Common Stock, or any other stock of RTI ranking junior to the Series I Stock as to dividends, may be redeemed, purchased, or otherwise acquired for any consideration by RTI except in certain circumstances. As of October 15, 2000, $2,065,292 in dividends were in arrears.

Voting Rights
-------------

     Except as required by the laws of the State of Texas, the holders of the Series I Stock are not entitled to vote.

     So long as any shares of Series I Stock remain outstanding, RTI shall not, without the affirmative vote or consent of the holders of at least 51 percent of the shares of the Series I Stock outstanding at the time: (a) authorize, create, issue, or increase the authorized or issued amount of any class or series of stock ranking equal to or senior to the Series I Stock with respect to payment of dividends or the distribution of assets on liquidation, dissolution, or winding up of RTI; or (b) amend, alter, or repeal the provisions of RTI's Articles of Incorporation, or of the rights of the Series I Stock so as to alter or change the powers, preferences, or special rights of the shares of the Series I Stock so as to affect them adversely.

Conversion Rights
-----------------

     Each share of Series I Stock will be convertible at any time subsequent to three years after issuance, at the option of the holder thereof into Common Stock of RTI at a conversion rate of one share of Common Stock for each share of Series I Stock. The conversion price is subject to adjustment in certain events.

Redemption Provisions
---------------------

     RTI prior to three years from the date of issuance may not redeem the Series I Stock. On and after such date, the Series I Stock may be redeemed at the option of RTI, in whole or in part, at any time and from time to time, on at least 30 days' and not more than 60 days' written notice, at the redemption price of $7.50 per share, together with accrued and unpaid dividends to the date fixed for redemption.

Liquidation Rights
------------------

     In the event of any voluntary or involuntary liquidation, dissolution, or winding up of RTI, the holders of outstanding shares of Series I Stock are entitled to receive liquidating distributions equivalent to $6.25 per share, plus accrued and unpaid dividends to the date of distribution, out of the assets of RTI available for distribution to stockholders, before any distribution of assets is made to holders of Common Stock or any stock ranking junior to the Series I Stock upon liquidation, dissolution, or winding up. If, upon any liquidation, dissolution, or winding up of RTI, the amounts available for distribution with respect to the Series I Stock are not sufficient to satisfy the full liquidation rights of the Series I Stock, the holders of the Series I Stock will share ratably in any such distribution of assets in proportion to the full respective preferential amounts to which they are entitled.

Registration Rights
-------------------

     Until six months after the last shares of the Series I Stock are redeemed, retired, converted, or otherwise no longer outstanding, RTI will give notice to the holders of the Series I Stock no less than 20 days before filing a registration statement under the Securities Act (excluding registrations pertaining to securities issuable pursuant to employee stock option or stock purchase plans, or pursuant to the acquisition of a business). RTI will also afford the holders of the Series I Stock the opportunity to have included in any one, but not more than two registrations shares of Common Stock acquired upon conversion of the Series I Stock. RTI is entitled to exclude the shares of any holder from a maximum of one registration (on the advice of its investment banking firm that inclusion would materially interfere with the orderly sale of securities offered under such registration statement) so long as no other holder's shares are included in the registration.

SERIES II CLASS B CONVERTIBLE PREFERRED STOCK

     RTI is authorized to issue not more than 5,000,000 shares and has 1,000,000 shares outstanding held by 144 shareholders as of the date of this filing. The Series II Class B Convertible Preferred Stock ranks senior to RTI's Common Stock with respect to dividends and upon liquidation, dissolution, or winding up, and RTI treats them as junior to RTI's 5,000,000 shares of Series A Stock and Series I Stock.

Dividends
---------

     Holders of shares of Series II Class B Convertible Preferred Stock (the "Series II Stock") will be entitled to receive, if, when, and as declared by the Board of Directors out of funds legally available therefor, cumulative cash dividends of $1 per share per annum, payable quarterly, commencing December 31, 1997. If a dividend upon any shares of Series II Stock is in arrears, no dividends may be paid or declared and set aside for payment, or other distribution made upon the Common Stock or any other stock of RTI ranking junior to the Series II Stock as to dividends. In addition, no Common Stock, or any other stock of RTI ranking junior to the Series II Stock as to dividends, may be redeemed, purchased, or otherwise acquired for any consideration by RTI except in certain circumstances. As of October 15, 2000, $2,977,862 in dividends are in arrears.

Voting Rights
-------------

     Except as required by the laws of the State of Texas, the holders of the Series II Stock are generally not entitled to vote. In the event that dividends payable on the Series II Stock shall be in arrears for 12 consecutive quarterly dividend periods, the holders of a majority of the Series II Shares shall have the exclusive right (voting separately as a class with one vote per share of Series II Stock) to elect one-third of the Board of Directors to serve until the next annual meeting or so long as such arrearage shall continue.

     So long as any shares of Series II Stock remain outstanding, RTI shall not, without the affirmative vote or consent of the holders of at least 51 percent of the shares of the Series II Stock outstanding at the time: (a) authorize, create, issue, or increase the authorized or issued amount of any class or series of stock ranking equal to or senior to the Series II Stock with respect to payment of dividends or the distribution of assets on liquidation, dissolution, or winding up of RTI; or (b) amend, alter, or repeal the provisions of RTI's Articles of Incorporation, or of the rights of the Series II Stock so as to alter or change the powers, preferences, or special rights of the shares of the Series II Stock so as to affect them adversely.

Conversion Rights
-----------------

     Each share of Series II Stock will be convertible at any time subsequent to three years after issuance, at the option of the holder thereof into Common Stock of RTI at a conversion rate of one share of Common Stock for each share of Series II Stock. The conversion price is subject to adjustment in certain events.

     In the event RTI files a registration statement, the holders of the Series II Stock will have the opportunity to convert their shares prior to the three-year holding period.


Redemption Provisions
---------------------

     RTI, prior to three years from the date of issuance, may not redeem the Series II Stock. On and after such date, the Series II Stock may be redeemed at the option of RTI, in whole or in part, at any time and from time to time, on at least 30 days' and not more than 60 days' written notice at the redemption price of $15 per share, together with accrued and unpaid dividends to the date fixed for redemption.

     In the event RTI files a registration statement, RTI may, at its option, accelerate its redemption rights.

Liquidation Rights
------------------

     In the event of any voluntary or involuntary liquidation, dissolution, or winding up of RTI, the holders of outstanding shares of Series II Stock are entitled to receive liquidating distributions equivalent to $12.50 per share, plus accrued and unpaid dividends to the date of distribution, out of the assets of RTI available for distribution to stockholders, before any distribution of assets is made to holders of Common Stock or any stock ranking junior to the Series II Stock upon liquidation, dissolution, or winding up. If upon any liquidation, dissolution, or winding up of RTI, the amounts available for distribution with respect to the Series II Stock are not sufficient to satisfy the full liquidation rights of the Series II Stock, the holders of the Series II Stock will share ratably in any such distribution of assets in proportion to the full respective preferential amounts to which they are entitled.

Registration Rights
-------------------

     Until six months after the last shares of the Series II Stock are redeemed, retired, converted, or otherwise no longer outstanding, RTI will give notice to the holders of the Series II Stock no less than 20 days before filing a registration statement under the Securities Act (excluding registrations pertaining to securities issuable pursuant to employee stock option or stock purchase plans, or pursuant to the acquisition of a business). RTI will also afford the holders of the Series II Stock the opportunity to have included in any one, but not more than two registrations shares of Common Stock acquired upon conversion of the Series II Stock. RTI is entitled to exclude the shares of any holder from a maximum of one registration (on the advice of its investment banking firm that inclusion would materially interfere with the orderly sale of securities offered under such registration statement) so long as no other holder's shares are included in the registration.

     In the event RTI files a registration statement, the holders of the Series II Stock will have the opportunity to convert their shares prior to the three-year holding period, and RTI may, at its option, accelerate its redemption rights.

SERIES III CLASS B CONVERTIBLE PREFERRED STOCK

     RTI is authorized to issue not more than 2,000,000 shares and has 1,160,445 shares outstanding held by 228 shareholders as of the date of this filing. The Series III Class B Convertible Preferred Stock ranks senior to RTI's Common Stock with respect to dividends and upon liquidation, dissolution, or winding up, and RTI treats them as junior to RTI's 5,000,000 shares of Series A Stock and Series I and II Stock.

Dividends
---------

     Holders of shares of Series III Class B Convertible Preferred Stock (the "Series III Stock") will be entitled to receive, if, when, and as declared by the Board of Directors out of funds legally available therefor, cumulative cash dividends of $1 per share per annum, payable quarterly, commencing December 31, 1998. If a dividend upon any shares of Series III Stock is in arrears, no dividends may be paid or declared and set aside for payment, or other distribution made upon the Common Stock or any other stock of RTI ranking junior to the Series III Stock as to dividends. In addition, no Common Stock or any other stock of RTI ranking junior to the Series III Stock as to dividends, may be redeemed, purchased, or otherwise acquired for any consideration by RTI except in certain circumstances. As of October 15, 2000, $1,812,494 in dividends are in arrears.

Voting Rights
-------------

     Except as required by the laws of the State of Texas, the holders of the Series III Stock are not entitled to vote.

     So long as any shares of Series III Stock remain outstanding, RTI shall not, without the affirmative vote or consent of the holders of at least 51 percent of the shares of the Series III Stock outstanding at the time: (a) authorize, create, issue, or increase the authorized or issued amount of any class or series of stock ranking equal to or senior to the Series III Stock with respect to payment of dividends or the distribution of assets on liquidation, dissolution, or winding up of RTI; or (b) amend, alter, or repeal the provisions of RTI's Articles of Incorporation, or of the rights of the Series III Stock so as to alter or change the powers, preferences, or special rights of the shares of the Series III Stock so as to affect them adversely.

Conversion Rights
-----------------

     Each share of Series III Stock will be convertible at any time subsequent to three years after issuance, at the option of the holder thereof into Common Stock of RTI at a conversion rate of one share of Common Stock for each share of Series III Stock. The conversion price is subject to adjustment in certain events.

     In the event RTI files a registration statement, the holders of the Series III Stock will have the opportunity to convert their shares prior to the three-year holding period. RTI may, at its option at any time within 180 days after the registration statement is deemed effective, demand the conversion of the Series III Stock.

Redemption Provisions
---------------------

     RTI, prior to three years from the date of issuance, may not redeem the Series III Stock. On and after such date, the Series III Stock may be redeemed at the option of RTI, in whole or in part, at any time and from time to time, on at least 30 days' and not more than 60 days' written notice at the redemption price of $15 per share, together with accrued and unpaid dividends to the date fixed for redemption.

     In the event RTI files a registration statement, RTI may, at its option at any time within 180 days after the registration statement is deemed effective, demand the conversion of the Series III Stock.

Liquidation Rights
------------------

     In the event of any voluntary or involuntary liquidation, dissolution, or winding up of RTI, the holders of outstanding shares of Series III Stock are entitled to receive liquidating distributions equivalent to $12.50 per share, plus accrued and unpaid dividends to the date of distribution, out of the assets of RTI available for distribution to stockholders, before any distribution of assets is made to holders of Common Stock or any stock ranking junior to the Series III Stock upon liquidation, dissolution, or winding up. If upon any liquidation, dissolution, or winding up of RTI, the amounts available for distribution with respect to the Series III Stock are not sufficient to satisfy the full liquidation rights of the Series III Stock, the holders of the Series III Stock will share ratably in any such distribution of assets in proportion to the full respective preferential amounts to which they are entitled.

Registration Rights
-------------------

     Until six months after the last shares of the Series III Stock is redeemed, retired, converted, or otherwise no longer outstanding, RTI will give notice to the holders of the Series III Stock no less than 20 days before filing a registration statement under the Securities Act (excluding registrations pertaining to securities issuable pursuant to employee stock option or stock purchase plans, or pursuant to the acquisition of a business). RTI will also afford the holders of the Series III Stock the opportunity to have included in any one, but not more than two registrations shares of Common Stock acquired upon conversion of the Series III Stock. RTI is entitled to exclude the shares of any holder from a maximum of one registration (if in its sole discretion it decides that the inclusion of such shares will materially interfere with the orderly sale of the securities being offered under such registration statement) so long as no other holder's shares are included in the registration.

     In the event RTI files an initial registration statement, the holders of the Series III Stock will have the opportunity to convert their shares prior to the three-year holding period. RTI may, at its option at any time within 180 days after the registration statement is deemed effective, demand the conversion of the Series III Stock.

SERIES IV CLASS B CONVERTIBLE PREFERRED STOCK

     On December 10, 1999, RTI was authorized to issue not more than 1,300,000 shares and has 1,133,800 shares outstanding held by 30 shareholders as of the date of this filing. The Series IV Class B Convertible Preferred Stock ranks senior to RTI's Common Stock with respect to dividends and upon liquidation, dissolution, or winding up, but RTI treats them as junior to RTI's 5,000,000 shares of Series A Stock and Series I, II, and III Stock.

Dividends
---------

     Holders of shares of Series IV Class B Convertible Preferred Stock (the "Series IV Stock") will be entitled to receive, if, when, and as declared by the Board of Directors out of funds legally available therefor, cumulative cash dividends of $1 per share per annum, payable quarterly, commencing December 31, 2000. If a dividend upon any shares of Series IV Stock is in arrears, no dividends may be paid or declared and set aside for payment or other distribution made upon the Common Stock or any other stock of RTI ranking junior to the Series IV Stock as to dividends. In addition, no Common Stock or any other stock of RTI ranking junior to the Series IV Stock as to dividends may be redeemed, purchased, or otherwise acquired for any consideration by RTI except in certain circumstances. As of October 15, 2000, $459,268 in dividends are in arrears.

Voting Rights
-------------

     Except as required by the laws of the State of Texas, the holders of the Series IV Stock are not entitled to vote.

     So long as any shares of Series IV Stock remain outstanding, RTI shall not, without the affirmative vote or consent of the holders of at least 51 percent of the shares of the Series IV Stock outstanding at the time: (a) authorize, create, issue, or increase the authorized or issued amount of any class or series of stock ranking equal to or senior to the Series IV Stock with respect to payment of dividends or the distribution of assets on liquidation, dissolution, or winding up of RTI; or (b) amend, alter, or repeal the provisions of RTI's Articles of Incorporation, or of the rights of the Series IV Stock so as to alter or change the powers, preferences, or special rights of the shares of the Series IV Stock so as to affect them adversely.

Conversion Rights
-----------------

     Each share of Series IV Stock will be convertible at any time subsequent to three years after issuance, at the option of the holder thereof into Common Stock of RTI at a conversion rate of one share of Common Stock for each share of Series IV Stock. The conversion price is subject to adjustment in certain events.

     In the event that RTI files an initial registration statement, the holders of Series IV Stock may convert their shares prior to the three-year holding period. RTI may also, at its option any time within 180 days after the registration statement is deemed effective, demand the conversion of the Series IV Stock.

Redemption Provisions
---------------------

     RTI, prior to three years from the date of issuance, may not redeem the Series IV Stock. On and after such date, the Series IV Stock may be redeemed at the option of RTI, in whole or in part, at any time and from time to time, on at least 30 days' and not more than 60 days' written notice to convert or redeem the shares, at the redemption price of $11 per share, together with accrued and unpaid dividends to the date fixed for redemption.

     In the event that RTI files an initial registration statement, RTI may, at its option any time within 180 days after the registration statement is deemed effective, demand the conversion of the Series IV Stock.

Liquidation Rights
------------------

     In the event of any voluntary or involuntary liquidation, dissolution, or winding up of RTI, the holders of outstanding shares of Series IV Stock are entitled to receive liquidating distributions equivalent to $11 per share, plus accrued and unpaid dividends to the date of distribution, out of the assets of RTI available for distribution to stockholders, before any distribution of assets is made to holders of Common Stock or any stock ranking junior to the Series IV Stock upon liquidation, dissolution, or winding up. If upon any liquidation, dissolution, or winding up of RTI, the amounts available for distribution with respect to the Series IV Stock are not sufficient to satisfy the full liquidation rights of the Series IV Stock, the holders of the Series IV Stock will share ratably in any such distribution of assets in proportion to the full respective preferential amounts to which they are entitled.

Registration Rights
-------------------

     Until six months after the last shares of the Series IV Stock are redeemed, retired, converted, or otherwise no longer outstanding, RTI will give notice to the holders of the Series IV Stock no less than 20 days before filing a registration statement under the Securities Act (excluding registrations pertaining to securities issuable pursuant to employee stock option or stock purchase plans, or pursuant to the acquisition of a business). RTI will also afford the holders of the Series IV Stock the opportunity to have included in any one, but not more than two registrations shares of common stock acquired upon conversion of the Series IV Stock. RTI is entitled to exclude the shares of any holder from a maximum of one registration (if in its sole discretion it decides that inclusion would materially interfere with the orderly sale of securities offered under such registration statement) so long as no other holder's shares are included in the registration.

     In the event that RTI files an initial registration statement, the holders of Series IV Stock may convert their shares prior to the three-year holding period. RTI may also, at its option any time within 180 days after the initial registration statement is deemed effective, demand the conversion of the Series IV Stock.

OVERVIEW OF RTI'S 1999 STOCK OPTION PLAN

     On September 14, 1999, the Board of Directors adopted the 1999 Stock Option Plan effective as of July 1, 1999 (the "Plan" for purposes of this section only). In order to qualify options under the Plan as incentive stock options ("ISOs"), the shareholders must approve the Plan on or before September 14, 2000. The shareholders approved the Plan on September 14, 1999. The Plan provides for the granting of ISOs and NQSOs as defined in the Plan and collectively referred to in this section only as "Awards." The purpose of the Plan is to encourage stock ownership by RTI's key employees, to provide an incentive for such employees to expand and improve the profitability of RTI, and to assist RTI in attracting and retaining key personnel through the grant of ISOs and NQSOs to purchase shares of common stock. The following description is intended to be a summary of the Plan's principal terms and is qualified in its entirety by reference to the complete text attached as an exhibit to this Form 10SB-A.

General
-------

     The Plan authorizes the Compensation and Benefits Committee or, in the absence of a committee, the Board of Directors to grant ISOs to key employees of RTI and NQSOs to other employees, independent contractors, and nonemployee directors. No directors have options vesting within 60 days of this filing.

     As of September 30, 2000, RTI had granted ISOs to purchase 514,150 shares and NQSOs to purchase 217,550 shares to employees under the 1999 Stock Option Plan. There were ISOs to purchase 119,750 shares and employee NQSOs to purchase 5,300 shares that were cancelled under the terms of the Plan. There were 43,500 employee NQSOs exercisable at the filing date. No ISOs were exercisable. The exercise price for the ISOs is $10. The NQSOs have exercise prices from $1 to $10. RTI granted NQSOs to purchase 238,500 shares to nonemployees, 10,000 of which have been cancelled and none are exercisable at the date of the filing.

         Exercisable options under the 1999 Stock Option Plan are shown below:

All Options, Including Officers and
Significant Employees                                    1999             2000             2001             2002            2003
ISOs                                                        -                -          161,200          207,075          26,125
Employee NQSOs                                         26,000           27,500           91,250           67,500               -
Nonemployee Directors NQSOs                                 -                -           20,000           30,500          30,500
Nonemployee NQSOs                                           -           10,000           52,500           67,498          17,502
                                                       ------           ------          -------          -------         -------

                                   Total               26,000           37,500          324,950          372,573          74,127
                                                       ======           ======          =======          =======         =======

Officers and significant employees                       1999             2000             2001             2002            2003
ISOs                                                        0                0           48,900           74,075           3,875
Nonemployee Directors NQSOs                                 0                0           20,000           30,500          30,500
Employee NQSOs                                              0           20,000           88,800           67,500               0
                                                       ------           ------          -------          -------         -------
                                   Total                    0           20,000          157,700          172,075          34,375
                                                       ======           ======          =======          =======         =======


     A maximum of 2 million shares of common stock are reserved and available for distribution pursuant to Awards granted under the Plan, subject to adjustment to reflect a subdivision or consolidation of shares or any other capital adjustment, payment of a stock dividend, or other increase or decrease in such shares effected without consideration. Shares may be distributed under the Plan, in whole or in part, from authorized and unissued shares or treasury shares. The Compensation and Benefits Committee shall be responsible to the Board of Directors for the operation of the Plan and shall make recommendations to the Board of Directors with respect to participation in the Plan and with respect to the terms, limitations, restrictions, conditions, and extent of that participation. The interpretation and construction of a provision of the Plan by the Compensation and Benefits Committee shall be final unless otherwise determined by the Board of Directors. The Board of Directors, upon recommendation by the Compensation and Benefits Committee or upon its own action, may grant stock options. Options may not be exercised by tendering outstanding shares except as permitted by the Compensation and Benefits Committee, in its sole discretion.

Awards
------

     Options granted under the Plan may be ISOs, as defined under and subject to
Section 422 of the Internal Revenue Code (the "Code"), or NQSOs.

     The options will be exercisable at such times and subject to such terms and conditions as the Board of Directors or the Compensation and Benefits Committee may determine. All options must expire no later than ten years from the date of grant in the case of ISOs held by a non-10 percent shareholder, no later than five years from the date of grant in the case of a 10 percent shareholder, and as determined by the Board of Directors/Compensation and Benefits Committee at the date of grant in the case of NQSOs.

     Generally, ISOs will terminate three months after termination of the optionee's employment without cause and automatically upon termination for cause, or one year following the termination of employment due to death or permanent disability; provided, however, that options will expire prior to said times if and at such time that the original option exercise term otherwise expires. Generally, options may be exercised only to the extent exercisable on the date of termination, death, or disability. Generally, NQSOs will terminate automatically upon termination of the optionee's employment for cause and one year following termination of employment due to death. Nonvested NQSOs are forfeited upon termination of employment with or without cause, permanent disability, or death; provided, however, that options will expire prior to said times if and at such time that the original option exercise term otherwise expires.

     The option price for any ISO will not be less than 100 percent of the fair market value of RTI's Common Stock as of the date of grant. In the event the optionee is a 10 percent shareholder, the price of the ISO shall be 110 percent of the fair market value of the common stock as of the date of grant.
In the event the optionee is not a 10 percent shareholder, the price of the ISO shall be 100 percent of the fair market value of the Common Stock as of the date of grant. The Board of Directors has set $10 as the fair market value of RTI's Common Stock for ISOs granted to date. The option price for an NQSO will be determined by the Board of Directors or Compensation and Benefits Committee on the date of grant. The holder of an NQSO must, prior to issuance of a stock certificate, remit to RTI the amount, if any, of any taxes required to be withheld upon exercise of the NQSO.

     The ISOs are not transferable except by will or the laws of descent and distribution. NQSOs may not be transferred for a period of one year from the date of grant to a nonaffiliate and may not be transferred for a period of two years from the date of grant to affiliates.

Miscellaneous
-------------

     The Plan may be amended or discontinued by the Board of Directors or the Compensation and Benefits Committee provided that the Board of Directors may not, without the approval of the stockholders: (a) except as expressly provided in the Plan, increase the total number of shares reserved for the purposes of the Plan, (b) decrease the option price of an ISO to less than the amounts provided for in the Plan, and (c) extend the duration of the Plan. No amendment, alteration, or discontinuation may impair the rights of an optionee without his consent.

     Under the Plan, the Board of Directors and Compensation and Benefits Committee has wide discretion and flexibility, enabling it to administer the Plan in the manner it determines to be in the best interest of RTI. Thus, Awards may be granted in various combinations and sequences and may be subject to various conditions, restrictions, and limitations at grant or upon exercise or payment not inconsistent with the terms of the Plan. The Board of Directors' and Compensation and Benefits Committee's determinations with respect to which employees will receive Awards, and the form, amount and frequency, and the terms and conditions thereof, need not be uniform as to similarly situated persons. The designation of an employee to receive one form of an Award under the Plan does not require the Board of Directors or Compensation and Benefits Committee to designate or entitle such employee to receive any other form of Award.

     The Plan limits the number of ISOs that can be issued to key employees. Other than limiting Awards to key employees, there are no restrictions on the number of officers or other employees eligible to receive Awards or the Awards that may be granted to one person. In addition, the Plan does not limit the aggregate number of Awards that may be granted except that the number of shares reserved for distribution under the Plan cannot exceed 2 million shares.

OVERVIEW OF THE 1996 INCENTIVE STOCK OPTION PLAN OF RTI

     On January 30, 1996, the Board of Directors adopted the 1996 Incentive Stock Option Plan of RTI (the "Plan" for purposes of this section only). The shareholders of RTI adopted the Plan on April 26, 1996. The Plan provides for the granting of ISOs as defined in the Plan and collectively referred to in this section only as "Awards." The purpose of the Plan is to encourage stock ownership by certain officers and key employees of RTI, in attracting qualified personnel to RTI, and to provide additional incentives for such employees to promote and contribute to the success of RTI. The following description is intended to be a summary of the Plan's principal terms and is qualified in its entirety by reference to the complete text attached as an exhibit to this Form 10SB-A.

General
-------

     The Plan authorizes the Compensation and Benefits Committee to grant
ISOs to current, full-time employees. As of the date of this filing, ISOs for the right to purchase 184,550 shares of RTI have been granted of which 73,800 have terminated under the provisions of the Plan. The exercise price for the ISOs is $10. As of the date of this filing, 47,500 options granted to directors have vested. Stock options, which were granted under the Plan but which do not meet certain statutory requirements for ISOs, are classified as NQSOs.

     As of September 30, 2000, RTI had granted NQSOs for the purchase of 344,205 shares to employees under the 1996 Incentive Stock Option Plan of which 178,800 have terminated under the provisions of the Plan. The NQSOs have exercise prices from $1 to $10.

     Exercisable Options under the 1996 Incentive Stock Option Plan are as follows:

     All Options, Including Officers and
     Significant Employees                               1999             2000             2001
     ISOs                                                   0            1,750          109,000
     NQSOs                                             41,105          124,300                0
                                                       ------          -------          -------
                                                       41,105          126,050          109,000
                                                       ======          =======          =======

     Officers and significant employees
                                                         1999             2000             2001
     ISOs                                                   0                0           55,000
     NQSOs                                             29,500           70,000                0
                                                       ------          -------          -------
                                                       29,500           70,000           55,000
                                                       ======          =======          =======

     Under the 1996 Incentive Stock Option Plan, a maximum of 800,000 shares of Common Stock are reserved and available for distribution pursuant to Awards granted under the Plan, subject to adjustment to reflect a subdivision or consolidation of shares payment of a stock dividend on Common Stock or other increase or decrease in such shares effected without consideration. If shares subject to an Award granted under the Plan ceases to be subject to such Awards, such shares will again be available for distribution under the Plan. Shares may be distributed under the Plan, in whole or in part, from authorized and unissued shares. The Compensation and Benefits Committee shall be responsible to the Board of Directors for the operation of the Plan and shall make recommendations to the Board of Directors with respect to participation in the Plan and with respect to the terms, limitations, restrictions, conditions, and extent of that participation. The interpretation and construction of a provision of the Plan by the Compensation and Benefits Committee shall be final unless otherwise determined by the Board of Directors.

Awards
------

     Options granted under the Plan shall be ISOs as defined under and subject to Section 422 of the Code.

     The options will be exercisable at such times and subject to such terms
and conditions as the Compensation and Benefits Committee may determine.   In no
event shall an option be exercisable prior to three years from the date of grant or after the expiration of ten years from the date of grant.

     Generally, ISOs will terminate three months after termination of the optionee's employment if termination is for a reason other than death or disability. If termination is by disability, the Compensation and Benefits Committee has the right to extend the exercise period for up to one year from termination. If the termination is a result of death, the option may be exercised within three months after death. Generally, options may be exercised only to the extent exercisable on the date of termination, death, or disability.

     The option price for any ISO will not be less than 100 percent of the fair market value of RTI's Common Stock as of the date of grant. In the event the optionee is a 10 percent shareholder, the price of the ISO shall be 110 percent of the fair market value of the Common Stock as of the date of grant.
In the event the optionee is not a 10 percent shareholder, the price of the ISO shall be 100 percent of the fair market value of the Common Stock as of the date of grant.

     The options are not transferable except by will or the laws of descent and distribution. In the event an optionee exercises his option and RTI issues shares as a result of that exercise, no disposition of the resulting shares by the optionee may be made within three years from the date of the grant of the option or within one year after transfer of such shares to the optionee. RTI shall not be required upon exercise of an option to issue or deliver shares prior to completion of registration or other qualification under any state or federal law as RTI shall determine to be desirable. In the event the optionee exercises his option and receives a bona fide offer for all or a portion of the shares, he shall give RTI the exclusive right and option within 15 days of the date of notice to RTI to purchase the shares on the same terms. In the event of a dissolution of RTI or a merger where RTI is not the surviving entity, each option shall terminate but not before RTI gives 30 days' notice of the optionee's right to exercise his option.

Miscellaneous
-------------

     The Plan may be amended or discontinued by the Board of Directors or the Compensation and Benefits Committee provided that they may not modify an outstanding option so as to specify a lower price or accept the surrender of outstanding options and authorize the granting of new options in substitution thereof specifying a lower price. The Plan may be modified or amended by affirmative vote of the majority of the common stock plus the affirmative vote of all the remaining stock. No amendment, alteration, or discontinuation may impair the rights of an optionee without his consent.

     Under the Plan, the Compensation and Benefits Committee has wide discretion and flexibility, enabling it to administer the Plan in the manner it determines to be in the best interest of RTI. Thus, Awards may be granted in various combinations and sequences and may be subject to various conditions, restrictions, and limitations at grant or upon exercise or payment not inconsistent with the terms of the Plan. The Compensation and Benefits Committee's determinations, with respect to which employees will receive Awards, and the form, amount and frequency, and the terms and conditions thereof, are subject to wide discretion. The designation of an employee to receive one form of an Award under the Plan does not require the Board of Directors or Compensation and Benefits Committee to designate or entitle such employee to receive any other form of Award.

     The Plan does limit the employees eligible to receive Awards to certain officers and key employees and contain limits on the number of shares which may be subject to options which may be granted to any one person. However, the Plan does not limit the aggregate number of Awards that may be granted except that the number of shares reserved for distribution under the Plan cannot exceed 800,000 shares.

OVERVIEW OF RTI'S 1996 STOCK OPTION PLAN FOR DIRECTORS AND OTHER INDIVIDUALS

     On April 23, 1996, the Board of Directors adopted RTI's 1996 Stock Option Plan for Directors and Other Individuals (the "Plan" for purposes of this section only). The Plan provides for the granting of NQSOs as defined in the Plan and collectively referred to in this section only as "Awards." The purpose of the Plan is to encourage stock ownership by certain directors and other individuals, in attracting qualified directors to RTI's Board of Directors and to provide additional incentives for such directors to promote and contribute to the success of RTI. The following description is intended to be a summary of the Plan's principal terms and is qualified in its entirety by reference to the complete text attached as an exhibit to this Form 10SB-A.

General
-------

     The Plan authorizes the Compensation and Benefits Committee to grant
NQSOs to members of RTI's current Board of Directors and other individuals who have made a contribution toward RTI's success, who have served continuously as a Director for not less than three years from grant, or who have continuously provided services as a consultant, independent contractor, or otherwise for not less than three years from grant and who before such option is not the holder of more than 10 percent of the total combined voting power or value of all classes of stock.

     As of September 30, RTI granted 283,500 NQSOs for the purchase of 283,500 shares to nonemployees, options for the purchase of 98,000 shares of which have been cancelled. The prices ranged from $1 to $10.

     Exercisable Options under the 1996 Stock Option Plan for Directors and Other Individuals are as follows:

All Options, Including Officers and
Significant Employees                                    1999             2000             2001
Nonemployee Directors NQSOs                            25,000           20,000           16,000
Employee Directors NQSOs                                2,500
Nonemployee NQSOs                                      46,500           45,000           30,500
                                                       ------           ------           ------

                                   Total               74,000           65,000           46,500
                                                       ======           ======           ======

Officers and significant employees                       1999             2000             2001
Employee Directors NQSOs                                2,500                0                0
Nonemployee Directors NQSOs                            25,000           20,000           16,000
                                                       ------           ------           ------
                                   Total               27,500           20,000           16,000
                                                       ======           ======           ======

     A maximum of 200,000 shares of common stock are reserved and available for distribution pursuant to Awards granted under the Plan, subject to adjustment to reflect a subdivision or consolidation of shares payment of a stock dividend on common stock or other increase or decrease in such shares effected without consideration. If shares subject to an Award granted under the Plan ceases to be subject to such Awards, such share will again be available for distribution under the Plan. Shares may be distributed under the Plan, in whole or in part, from authorized and unissued shares. The Compensation and Benefits Committee shall be responsible to the Board of Directors for the operation of the Plan and shall make recommendations to the Board of Directors with respect to participation in the Plan and with respect to the terms, limitations, restrictions, conditions, and extent of that participation. The interpretation and construction of a provision of the Plan by the Compensation and Benefits Committee shall be final unless otherwise determined by the Board of Directors.

Awards
------

     Options granted under the Plan shall be NQSOs.

     The options will be exercisable at such times and subject to such terms
and conditions as the Compensation and Benefits Committee may determine.   In no
event shall an option be exercisable prior to three years from the date of grant or after the expiration of ten years from the date of grant.

     Generally, the options will terminate three months after termination of the optionee's service if termination is for a reason other than death or disability. If termination is by disability, the Compensation and Benefits Committee has the right to extend the exercise period for one year from termination. If the termination is a result of death, the option may be exercised within three months after death. Generally, options may be exercised only to the extent exercisable on the date of termination, death, or disability.

     The option price for any option will not be less than 100 percent of the fair market value of RTI's Common Stock as of the date of grant. In the event the optionee is a 10 percent shareholder, the price of the option shall be 110 percent of the fair market value of the Common Stock as of the date of grant. In the event the optionee is not a 10 percent shareholder, the price of the option shall be 100 percent of the fair market value of the Common Stock as of the date of grant.

     The NQSOs are not transferable except by will or the laws of descent and distribution. In the event an optionee exercises his option and RTI issues shares as a result of that exercise, no disposition of the resulting shares by the optionee may be made within three years from the date of the grant of the option. RTI shall not be required upon exercise of an option to issue or deliver shares prior to completion of registration or other qualification under any state or federal law as RTI shall determine to be desirable.

In the event the optionee exercises his option and receives a bona fide offer for all or a portion of the shares, he shall give RTI the exclusive right and option within 15 days of the date of notice to RTI to purchase the shares on the same terms. In the event of a dissolution of RTI or a merger where RTI is not the surviving entity, each option shall terminate but not before RTI gives 30 days' notice of the optionee's right to exercise his option.

Miscellaneous
-------------

     The Plan may be amended or discontinued by the Board of Directors or the Compensation and Benefits Committee provided that it may not modify an outstanding option so as to specify a lower price or accept the surrender of outstanding options and authorize the granting of new options in substitution thereof specifying a lower price. The Plan may be modified or amended by affirmative vote of the majority of the Common Stock plus the affirmative vote of all the remaining stock. No amendment, alteration, or discontinuation may impair the rights of an optionee without his consent.

     Under the Plan, the Compensation and Benefits Committee has wide discretion and flexibility, enabling it to administer the Plan in the manner it determines to be in the best interest of RTI. Thus, Awards may be granted in various combinations and sequences and may be subject to various conditions, restrictions, and limitations at grant or upon exercise or payment not inconsistent with the terms of the Plan. The Compensation and Benefits Committee's determinations with respect to which employees will receive Awards, and the form, amount and frequency, and the terms and conditions thereof, are subject to wide discretion. The designation of an employee to receive one form of an Award under the Plan does not require the Board of Directors or Compensation and Benefits Committee to designate or entitle such employee to receive any other form of Award.

     The Plan does not limit either the number of persons eligible to receive Awards or the type or number of shares which may be subject to options or other Awards which may be granted to any one person. In addition, the Plan does not limit the aggregate number of Awards that may be granted except that the number of shares reserved for distribution under the Plan cannot exceed 200,000 shares.

OPTION FOR CONVERSION OF LOAN PRINCIPAL INTO COMMON STOCK
---------------------------------------------------------

     Pursuant to the agreement between RTI and Abbott, Abbott agreed to make periodic loans to RTI prior to June 30, 2005, in increments of $1,000,000 in an aggregate amount of up to $5,000,000. Pursuant to the Abbott Agreement, RTI gave Abbott the right, at its option, to convert any and all principal amounts owed into Common Stock of RTI at a price of $10 per share (adjustable for events affecting the number of outstanding shares of Common Stock). RTI has borrowed $3 million under the Abbott Agreement. Abbott also holds registration rights with respect to the shares of Common Stock issued upon conversion of any principal amount loaned pursuant to the Abbott Agreement. Subject to limitations contained in the Abbott Agreement and related Registration Rights Agreement, these registration rights include the following:

 .  Any time after RTI becomes eligible to file a registration statement on Form
   S-3, Abbott may require that RTI use its best efforts to effect a registration of Abbott Common Stock acquired by conversion of any principal amounts owed (the "Registerable Securities") only where Abbott agrees to abide by the terms of the underwriting as agreed upon by the underwriters and RTI. The right to request registration may not be exercised more than three times. This right is subject to the ability of the underwriters to limit the number of shares included in the offering in view of market conditions.

 . If RTI registers any Common Stock in a public offering for cash whether as a primary or secondary offer or pursuant to registration rights granted to other holders (not including a registration relating solely to employee benefit plans on Form S-8 or registration on Form S-4 relating solely to a transaction subject to Rule 145), Abbott is entitled to request and RTI must take reasonable efforts to include the Registerable Securities in the registration. This right is subject to the ability of the underwriters to limit the number of shares included in the offering in view of market conditions.

FEDERAL INCOME TAX CONSEQUENCES OF OPTIONS
------------------------------------------

     The following is a brief summary of RTI's understanding of the principal anticipated federal income tax consequences of Awards made under the Plans based upon the applicable provisions of the

Code in effect on the date hereof. This summary is not intended to be exhaustive and does not describe foreign, state, or local tax consequences.

Incentive Stock Options Generally
---------------------------------

     An optionee will not realize taxable income at the time an ISO is granted or exercised. RTI Common Stock is issued to an optionee pursuant to the exercise of an ISO, and if no disqualifying disposition of the shares is made by the optionee within two years of the date of grant or within one year after exercise of the option, then (a) any gain upon the subsequent sale of the shares will be taxed to the optionee as a capital gain, and any loss sustained will be a capital loss, and (b) no deduction will be allowed to RTI for federal income tax purposes. The spread between the ISO price and the fair market value of the shares at the time of exercise is a preference item for purposes of the alternative minimum tax.

     If an optionee disposes of shares acquired upon the exercise of an ISO before the expiration of the holding periods described above, then generally (a) the optionee will be taxed as if he had received compensation income in the year of disposition in an amount equal to the excess, if any, of the fair market value of the shares on the exercise date (or, if less, the amount realized on value of the shares on the disposition of the shares) over the option price paid for such shares, and (b) RTI will generally be entitled to a corresponding deduction in that year. Any further gain or loss realized by the participant will be taxed as short-term or long-term capital gain or loss, as the case may be, and will not result in any deduction by RTI.

     Exercise of an ISO may cause the optionee to incur alternative minimum tax liability even if he has no taxable income from the exercise under general income tax principles.

     Stock acquired through exercise of an ISO must be held for more than 12 months to obtain long-term capital gains treatment.

     All stock acquired pursuant to the exercise of an ISO is subject to the holding period rules and disqualifying disposition rules described above. Pursuant to the Plan, an ISO can only be exercised by payment of the consideration in cash.

     To the extent that the fair market value of RTI's Common Stock (determined as of the date of grant) subject to ISOs exercisable for the first time by an optionee during any calendar year exceeds $100,000, those options will not be considered ISOs.

Nonqualified Stock Options Generally
------------------------------------

     An optionee will generally not recognize taxable income at the time an NQSO is granted, but taxable income will be realized, and RTI will generally be entitled to a deduction, at the time of exercise of the NQSO. The amount of income and RTI's deduction will be equal to the difference between the fair market value of the shares on the date of exercise and the NQSO exercise price. The income realized will be taxed to the optionee at the ordinary income tax rates for federal income tax purposes. Withholding is required upon exercise of an NQSO. On subsequent disposition of the shares acquired upon exercise of an NQSO, capital gain or loss as determined under the normal capital asset holding period rules will be realized in the amount of the difference between the proceeds of sale and the fair market value of the shares on the date of exercise.

Withholding Generally
---------------------

     Under the Plans, a participant must pay RTI, no later than the date on which an amount first becomes includable in the participant's gross income for federal income tax purposes with respect to an Award, any taxes required to be withheld with respect to such amount. Such withholding may generally not be settled with shares that constitute part of the Award giving rise to the withholding obligation unless the Compensation and Benefits Committee grants special permission. Otherwise, withholding must be made in a manner that provides cash to RTI. The amount of income recognized is not reduced by the retention of RTI of shares issuable under an Award to satisfy withholding obligations; the transaction is taxed as if the shares were sold.

                             PART II - FORM 10SB-A

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON RTI'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     Currently, there is no public trading market for RTI's Common Stock. RTI's 14,549,500 shares of outstanding Common Stock are currently held 77% by RTI's Chief Executive Officer, Thomas J. Shaw, and 19.2% by Lillian E. Salerno, a Director. See PART I - ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT for a discussion explaining the ranges of percentage ownership. 469,500 of the shares are held by converting Series A shareholders under the current Notice of Redemption. There is currently an outstanding Notice of Redemption for 541,500 shares of Series A Stock which may result in conversion into Common Stock of a total of 57,000 additional shares. The right of conversion for those shares terminates on October 27, 2000. As of September 30, 2000, 1,296,805 shares of Common Stock are subject to outstanding options and 8,729,745 shares are reserved for issuance upon conversion of both the Series A and Class B stock. 7,725 shares of Series IV Stock are reserved for issuance upon exercise of warrants. RTI has not agreed to register any shares of Common Stock for public sale except for those registration rights held by Abbott pursuant to the Abbott Agreement and those contained in Certificates of Designation for certain Convertible Preferred Stock as set forth in greater detail in PART I -ITEM 8 - DESCRIPTION OF SECURITIES.

     RTI has not declared or paid any dividends on its Common Stock since its inception. RTI has no current plans to pay any cash dividends on the Common Stock. RTI intends to retain all earnings, except those required to be paid to the holders of the Preferred Stock, to support RTI's operations and future growth. As of October 15, 2000, approximately $7,314,915 in dividends had accumulated on the Class B Preferred Stock. RTI has reserved the right to issue 500,000 shares of Class B Convertible Preferred Shares as a dividend. Pursuant to the requirements of a loan from Texas Bank, RTI has agreed not to return capital to the shareholders or redeem outstanding shares without the bank's
prior consent.   RTI did have permission from the bank for the dividends and the recent redemption of Series A Stock.

ITEM 2.   LEGAL PROCEEDINGS

     RTI filed a lawsuit on September 30, 1998, in the District Court of Brazoria County in the 239th Judicial District against B-D, Tyco International (U.S.), Inc., VHA, Inc., The Community Hospital of Brazosport, Angleton-Danbury General Hospital, and Sweeny Community Hospital. RTI is alleging an antitrust conspiracy between the defendants whereby they contracted among themselves and many other hospitals, doctors, and healthcare organizations in order to exclude RTI from selling the safety syringes and to maintain their own market share in violation of Texas Free Enterprise and Antitrust Act ("TFEAA"). The case is still in the discovery stage. RTI is not a party to any other legal proceeding. As of the date of this filing, Angleton-Danbury General Hospital has been dropped from the lawsuit. Premier, Inc., Novation, LLC, and Premier Purchasing Partners, L.P. have been added to the lawsuit. RTI is seeking all damages to which RTI is entitled, including actual damages, exemplary damages, injunctive relief, attorneys' fees, costs of court and pre- and post- judgment interest.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     There have been no changes in or disagreements with the principal independent accountants during the two most recent fiscal years.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

     The following discussion outlines all securities sold by RTI for cash or services rendered during the previous three years. Unless otherwise described, all of the shares sold or granted were issued pursuant to the authority granted by the private offering exemption outlined in Section 4(2) of the Securities Act. None of the below mentioned "sales" were made to more than 35 nonaccredited investors and none were made with a view toward distribution. All shares issued were restricted and contained a Rule 144 legend.

     In 1997, RTI issued ISOs for the purchase of 1,750 shares of Common Stock and employee NQSOs for the purchase of 273,200 shares of Common Stock under the 1996 Incentive Stock Option Plan. RTI issued NQSOs for the purchase of 100,500 shares under the 1996 Stock Option Plan for Directors and Other Individuals.

     From May 10, 1997, to November 15, 1997, RTI, with the assistance of Southwest Merchant Group, offered and sold pursuant to Rule 506 of the Securities Act to 131 accredited and 14 nonaccredited investors 1,000,000 shares of Series II Stock at a price of $10 per share for a total payment of $10,000,000. RTI entered into an agreement with Southwest Merchant Group effective July 16, 1997, whereby Southwest Merchant agreed to provide best efforts to sell up to 1,000,000 shares of Series II Stock. In return RTI agreed to pay a combined financial advisory, investment banking, and selling commission equal to 5 percent of the value of the shares sold with an option to take, instead of cash, 2 1/2 percent of the gross funds in warrants. Southwest Merchant Group was to receive two warrants for each dollar of compensation owed to Southwest Merchant Group. Each warrant gave Southwest Merchant Group the right to purchase 1/10 of a share of Series IV Stock. $37,500 in compensation was paid to Southwest Merchant Group in the form of cash. Southwest Merchant Group was issued 75,000 warrants for the purchase of a total of 7,500 shares of Series IV Stock. No warrants have been exercised and none have expired.

     In 1998, RTI issued ISOs for the purchase of 182,800 shares of Common Stock under the 1996 Incentive Stock Option Plan and NQSOs for the purchase of 86,500 shares of Common Stock under the 1996 Stock Option Plan for Directors and Other Individuals.

     From July 10, 1998, to September 30, 1999, RTI, with the assistance of Northstar Securities Corporation, Asset Allocations Securities Corp., and Ameriprop Inc. ("broker dealers"), offered and sold pursuant to Rule 506 of the Securities Act to 225 accredited and 21 nonaccredited investors 1,160,200 shares of Series III Stock at a price of $10 per share for a total payment of $11,602,000. RTI entered into an agreement with the broker dealers that, in exchange for the best efforts of the broker to sell the shares, the brokers would be entitled to a combined due diligence fee and selling commission equal to 7 percent of the value of each share sold by the brokers. Northstar Securities Corporation was paid $279,580, Asset Allocations Securities Corp. was paid 247,450, and Ameriprop was paid $25,550.

     In 1999 and in connection with an employment agreement, RTI issued NQSOs for the purchase of 20,000 shares of RTI's Common Stock under the 1999 Stock Option Plan to Phillip Zweig. Half of the options vest on the 180th day of the agreement (June 10, 2000) and the other half vest on the day prior to the expiration of the agreement (December 11, 2000).

     In 1999, RTI issued ISOs for the purchase of 451,900 shares and NQSOs for the purchase of 347,550 shares of Common Stock of RTI under the 1999 Stock Option Plan.

     From January 11, 2000, to May 10, 2000, RTI, with the assistance of Asset Allocations Securities Corp. and Northstar Securities Corporation, offered and sold 1,138,800 shares of Series IV Stock to 25 accredited and 3 nonaccredited investors pursuant to Rule 506 at a price of $10 per share for a total of $11,388,000. Pursuant to individual Selling Agreements dated March 9, 2000, and March 1, 2000, respectively, warrants for the purchase of 75 and 150 shares of Series IV Stock of RTI were issued to Asset Allocations Securities Corp. and Northstar Securities Corporation as partial commissions. Three warrants were issued for each 100 shares sold. Asset Allocations Corp. and Northstar Securities Corporation sold 2,500 and 5,000 shares of Series IV Stock, respectively. Each warrant entitles the holder to purchase one share of the Series IV Stock at an exercise price of $10 per share. The warrants expire on March 15, 2002. Asset Allocations Securities Corp. and Northstar Securities Corporation received $1,750 and $3,500 in cash commissions, respectively.

     Through September 30, 2000, RTI has issued ISOs for the purchase of 62,250 shares and NQSOs for the purchase of 108,500 shares of Common Stock under the 1999 Stock Option Plan.

     In connection with a consulting agreement, RTI issued NQSOs for the purchase of 61,000 shares of RTI's Common Stock at an exercise price of $10 per share to Saker Investments.

     In March 2000, RTI entered into a letter agreement with New Horizons International ("NHI") and Colebrand Limited whereby NHI and Colebrand Limited would provide consulting services regarding marketing advice. In the event they provide RTI with a contact that resulted in a proposed investment in any amount up to $60 million which terms are acceptable to RTI in its sole and absolute discretion, NHI was entitled to receive 5 percent of the total amount of capital invested in cash, and Colebrand Limited would receive the issuance of a number and type of securities equal to 2 1/2 percent of the total number and type of securities issued and a warrant for the right to purchase up to an amount of securities equal to 2 1/2 percent of the total number and type of securities sold. This relationship was terminated in early 2000. No shares were issued.

     In May 2000, RTI entered into an agreement with Abbott. Pursuant to the Abbott Agreement, Abbott agreed to loan to RTI, in increments of $1,000,000, an aggregate of up to $5,000,000 at an interest rate of prime plus 1% per year up to the maturity date of June 30, 2005. In consideration, RTI agreed that any and all principal amounts borrowed could be converted into Common Stock at a price of $10 per share. As of the date of this filing, RTI has borrowed $3,000,000 of funds under this Agreement. No Common Stock has been issued.



ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

Indemnification Under the Amended and Restated Bylaws
-----------------------------------------------------

     RTI's Amended and Restated Bylaws provide that RTI shall indemnify each of its Directors and Officers to the maximum extent allowed by the Texas Business Corporation Act ("TBCA") for expenses incurred in proceedings where the Officer or Director is a party by reason of holding his position as an Officer or Director subject to not being found liable for negligence or misconduct. Expenses incurred in anticipation of litigation or in settlement of anticipated litigation are also covered. The TBCA permits such indemnification, so long as such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of RTI. Such indemnification may be made only upon a determination by the Board of Directors that such indemnification is proper in the circumstances because the person to be indemnified has met the applicable standard of conduct to permit indemnification under the law. RTI is also permitted to advance to such persons payment for their expenses incurred in defending a proceeding to which indemnification might apply, provided the recipient provides an undertaking agreeing to repay all such advanced amounts if it is ultimately determined that he or she is not entitled to be indemnified. However, please see below regarding limitations on indemnification for liabilities arising under the Securities Act.

Indemnification by Contract
---------------------------

EMPLOYMENT PRACTICES LIABILITY INSURANCE

RTI obtained an Employment Practices Liability Insurance Policy ("Employment Policy") from Executive Risk Indemnity Inc. (the "Underwriter") for policy period August 22, 2000 to 2001 for individual and aggregate claim liability. The Employment Policy covers 100% of Losses (damage awards including punitive, interest amounts and settlements but not including civil or criminal fines, most multiple damage awards, costs of bringing RTI into compliance with the American Disabilities Act, non-monetary awards, severance pay, payment of insurance plan benefits, or amounts awarded pursuant to labor arbitration) and Defense Expenses (reasonable legal fees incurred through counsel to the Underwriter). The Underwriter pays for the amount of such liabilities in excess of RTI's retention ($50,000 per claim). RTI has the option to extend the Employment Policy for an additional two years for an additional premium.

     Generally, the Underwriter has agreed to pay on behalf of the Insureds (RTI, its officers, directors, and employees acting in the scope of their duties) 100% of the Defense Expenses and Loss in excess of the retention of $50,000 per claim due from RTI resulting from claims first made against the Insureds during the period from November 28, 1997 for Employment Practices Wrongful Acts occurring subsequent to RTI's incorporation and before expiration of the Employment Policy. No Insured may incur Defense Expenses or settle any Claim without the Underwriter's consent. Furthermore, if the Insured refuses to agree to a settlement negotiated by the Underwriter, the amount of coverage is materially reduced.

     Claims are defined to mean any written notice that a person intends to hold an Insured liable for an Employment Practices Wrongful Act, a judicial or administrative proceeding (including civil and criminal) for such an act or any written request to toll or waive the statute of limitations relating to such judicial or administrative proceeding excepting claims including labor or grievance arbitration pursuant to a collective bargaining agreement. An Employment Practices Wrongful Act is defined to mean any of the following alleged actions (which are all defined in the Employment Policy): 1) Wrongful Termination, 2)

Discrimination, 3) Harassment, 4) Retaliation, 5) Workplace Tort, 6) Third Party Discrimination, or 7) Third Party Sexual Harassment. Costs for claims for liability regarding violations of Employee Retirement Income Security Act of 1974 and liability arising out of violation of workers' compensation or unemployment acts are not covered. Such exclusions do not apply to claims based on retaliation for pursuing rights under those acts. The Employment Policy also excludes from coverage costs for claims arising out of bodily injury except the Employment Policy does cover claims for emotional distress resulting from an Employment Practices Wrongful Act. The Employment Policy does not cover claims for non-monetary relief. Furthermore, the Employment Policy does not cover claims arising out of a claim which was the subject of notice under any prior policy regarding any act for which a supervisor of RTI had knowledge prior to November 28, 1997. This Employment Policy does not cover claims that Insureds are obligated to pay by assumption of another's liability. Finally, the Employment Policy does not cover costs associated with actions in connection with labor disputes or negotiations.

EXECUTIVE LIABAILITY INSURANCE POLICY

     RTI obtained an Executive Liability Insurance Policy from Executive Risk Indemnity Inc. (the "Underwriter") for the policy period August 22, 2000 to 2001 (the "Policy Period") for a maximum individual and aggregate liability of $5,000,000 (the "Executive Policy"). Coverage per claim begins after payment of the retention amount for any given claim. RTI owes a retention amount of $0 per Insured Person, $50,000 per Claim for Loss as to which indemnification by RTI is permissible, and $125,000 per Claim for Losses arising out of Securities Claims. No Defense Expenses can be incurred and no settlement of any Claim may be made without the Underwriter's consent. The maximum aggregate liability may be reinstated after exhaustion of all coverage but may only be reinstated once.
The reinstated amount shall be only for non-securities based claims. No retention will be paid by RTI in the event Defense Expenses are incurred in connection with a Securities Claim and such claim is dismissed or there is a final judgment of no liability. In the event that RTI intends to sell securities in a public offering, the Underwriter shall be entitled to impose such terms and limitations of coverage and add such additional premium in its sole discretion that it may require.

     The Executive Policy covers Insured Persons (any past, present, or future officer or director and employee (employees are only covered for Securities Claims) of RTI for Loss (Defense Expenses [reasonable legal fees] and judgments and settlements including punitive awards against an Insured Person or that RTI is obligated to pay as a result of any Securities Claim against an Insured Person in excess of the retention amount owed by RTI and except wages, fines, and multiplied portion of damage awards) from Claims (any civil proceedings including appeals commenced by filing of a complaint, any criminal proceeding, any administrative or regulatory proceeding, or any written demand to an Insured describing circumstances likely to give rise to the commencement of any such proceeding) first made during the Policy Period against the Insured Persons for Wrongful Acts except for Loss which RTI pays to the Insured Person in indemnification.

     The Executive Policy provides coverage of RTI for Losses from Claims during the Policy Period against the Insured Persons for Wrongful Acts (misstatement, omission, or breach of duty by an Insured Person or any other matter asserted against an Insured Person solely by reason of his or her status as an Insured Person and any Securities Wrongful Act) which RTI pays to the Insured Person as indemnification. Furthermore, the Executive Policy provides coverage of Loss from Securities Claims (claims for Securities Activity Wrongful Acts [violation of any securities laws, violation of any law asserted by a shareholder of RTI, or claims arising as a result of any act in connection with the offer and sale or purchase of securities issued by RTI]) made during the Policy Period against RTI.

     The Executive Policy does not cover Loss for Claims against an Insured Person contributed to in fact by intentional dishonest or fraudulent act or by the gaining of an Insured of any profit to which they are not entitled. Defense expenses associated with defending such actions, however, are covered. The Executive Policy does not cover any Losses including Defense Expenses for Claims for any alleged bodily sickness, libel, defamation or destruction of tangible property or any threatened exposure, storage, discharge, treatment, removal and related issues regarding smoke, vapors, toxic chemicals or other pollutants or any related regulation. The Executive Policy does not cover: Losses, including Defense Expenses, for Claims 1) based upon any situation or Wrongful Act alleged in prior (to November 28, 1997) litigation, 2) any fact which was the subject of notice given under any other policy, 3) any alleged violation of Employee Retirement Income Security Act of 1974 or any similar law, 4) any alleged nuclear or radioactive substance, or 5) the service of an Insured Person as a director or officer of any entity other than RTI or a charitable corporation. The Executive Policy does not cover Losses, including Defense Expenses, for Claims by or on behalf RTI excepting derivative actions brought by a security holder and brought independent of solicitation of RTI or an Insured Person or any Claim in the form of a cross-claim for contribution by an Insured Person or any Claim for the alleged wrongful termination of an Insured Person. However, please see below regarding limitations on indemnification for liabilities arising under the Securities Act.


EMPLOYMENT AGREEMENT

     Pursuant to a written employment agreement with Thomas J. Shaw, RTI has agreed to indemnify Thomas J. Shaw for all legal expenses and liabilities incurred with any proceeding involving him by reason of his being an Officer or agent of RTI. RTI has further agreed to pay reasonable attorney fees and expenses in the event that, in Thomas J. Shaw's sole judgment, he needs to retain counsel or otherwise expend his personal funds for his defense. However, please see below regarding limitations on indemnification for liabilities arising under the Securities Act.

No Indemnification for Violations Regarding Capital Stock
---------------------------------------------------------

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Directors, Officers, and Controlling Persons of RTI pursuant to the foregoing provisions, or otherwise, RTI has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by RTI of expenses incurred or paid by a Director or Officer of RTI in the successful defense of any action, suit, or proceeding) is asserted by such Director or Officer in connection with the securities being registered, RTI will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                             PART F/S FORM 10SB-A
                             FINANCIAL STATEMENTS



                        RETRACTABLE TECHNOLOGIES, INC.
                                     Texas



                             FINANCIAL STATEMENTS


                                     AS OF
                          DECEMBER 31, 1999 AND 1998


                                      AND
                       REPORT OF INDEPENDENT ACCOUNTANTS


                                      AND
                        UNAUDITED FINANCIAL STATEMENTS


                                     AS OF


                            JUNE 30, 2000 AND 1999

RETRACTABLE TECHNOLOGIES, INC.
A Development Stage Enterprise

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT ACCOUNTANTS

DECEMBER 31, 1999 AND 1998

RETRACTABLE TECHNOLOGIES, INC.
A Development Stage Enterprise

INDEX TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



                                                                    Page
                                                                    ----

Report of Independent Accountants                                     54

Financial Statements:

  Balance Sheets as of December 31, 1999 and 1998                     55

  Statements of Operations for the years ended
  December 31, 1999, 1998 and 1997 and inception
  (May 9, 1994) through December 31, 1999                             56

  Statements of Changes in Stockholders' Equity
  for the years ended December 31, 1999, 1998 and 1997                57

  Statements of Cash Flows for the years ended
  December 31, 1999, 1998 and 1997 and inception
  (May 9, 1994) through December 31, 1999                             58

  Notes to Financial Statements                                    59-73

                       Report of Independent Accountants


To the Board of Directors and
 the Stockholders of Retractable Technologies, Inc.


In our opinion, the accompanying balance sheets and the related statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Retractable Technologies, Inc. (a development stage enterprise) at December 31, 1999 and 1998, and the results of its operations, its changes in stockholders' equity and its cash flows for each of the three years in the period ended December 31, 1999 and the period from inception (May 9, 1994) to December 31, 1999, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Dallas, Texas
September 12, 2000

RETRACTABLE TECHNOLOGIES, INC
A Development Stage Enterprise


BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                                              December 31,
                                                                                    -------------   ---------------
ASSETS                                                                                  1999             1998
                                                                                    -------------   ---------------
Current assets:
    Cash and cash equivalents                                                       $     646,005   $     1,627,863
    Accounts receivable, net of allowance for doubtful accounts of
      $10,972 and $0, respectively                                                        599,424           100,728
    Inventories                                                                           677,962           653,958
    Other current assets                                                                   47,800            51,103
                                                                                    -------------   ---------------
      Total current assets                                                              1,971,191         2,433,652
    Property, plant and equipment, net                                                 10,101,524         8,923,842
    Restricted certificates of deposit                                                    600,000           600,000
    Intangible assets and deferred charges, net                                           536,014           554,757
                                                                                    -------------   ---------------
      Total assets                                                                  $  13,208,729   $    12,512,251
                                                                                    =============   ===============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable                                                                $     844,165   $       332,241
    Current portion of long-term debt                                                     463,329           431,743
    Note payable to related party                                                               -            25,966
    Accrued compensation                                                                  118,038           107,226
    Marketing fees payable                                                                338,526                 -
    Other accrued liabilities                                                             250,783            52,491
                                                                                    -------------   ---------------
      Total current liabilities                                                         2,014,841           949,667
                                                                                    -------------   ---------------
Long-term debt, net of current maturities                                               2,506,335         2,870,959
                                                                                    -------------   ---------------

Stockholders' equity:
    Preferred stock $1 par value:
      Class A; authorized, issued and outstanding: 5,000,000 shares
        (liquidation preference of $7,500,000)                                          5,000,000         5,000,000
      Class B; authorized: 5,000,000 shares
        Series I Class B; issued and outstanding:
           1,000,000 shares, (liquidation preference of $6,250,000)                     1,000,000         1,000,000
        Series II Class B; issued and outstanding:
           1,000,000 shares, (liquidation preference of $12,500,000)                    1,000,000         1,000,000
        Series III Class B; issued and outstanding:
           1,160,200 and 301,800 shares, respectively (liquidation preference of
           $14,502,500 and $3,772,500, respectively)                                    1,160,200           301,800
    Common stock, no par value; authorized:  40,000,000 shares; issued and
      outstanding: 14,000,000 shares                                                        1,000             1,000
    Additional paid-in capital                                                         23,564,235        16,378,481
    Unearned compensation                                                                (185,635)         (370,917)
    Deficit accumulated during the development stage                                  (22,852,247)      (14,618,739)
                                                                                    -------------   ---------------
      Total stockholders' equity                                                        8,687,553         8,691,625
                                                                                    -------------   ---------------
        Total liabilities and stockholders' equity                                  $  13,208,729   $    12,512,251
                                                                                    =============   ===============

              See accompanying notes to the financial statements.

RETRACTABLE TECHNOLOGIES, INC
A Development Stage Enterprise

STATEMENTS OF OPERATIONS

-------------------------------------------------------------------------------------------------------------------
                                                                                                    Cumulative
                                                                                                        from
                                                         Years ended December 31,                    inception
                                        --------------------------------------------------------
                                              1999               1998                1997          (May 9, 1994)
                                        -----------------  ------------------  -----------------  -----------------
Sales, net                              $      3,375,158   $         845,559   $        262,315   $      4,483,032
Cost of sales                                  2,331,070             765,448            474,147          3,570,665
                                        -----------------  ------------------  -----------------  -----------------
      Gross margin (deficit)                   1,044,088              80,111           (211,832)           912,367
                                        -----------------  ------------------  -----------------  -----------------

Operating expenses:
    Preproduction manufacturing                1,837,830           1,004,828          1,496,418          5,457,201
    Sales and marketing                        3,742,779           1,539,822          1,394,024          7,047,952
    Research and development                     842,062             763,690            266,029          2,326,127
    General and administrative                 2,863,989           2,419,821          1,952,561          8,807,932
                                        -----------------  ------------------  -----------------  -----------------
      Total operating expenses                 9,286,660           5,728,161          5,109,032         23,639,212
                                        -----------------  ------------------  -----------------  -----------------

      Loss from operations                    (8,242,572)         (5,648,050)        (5,320,864)       (22,726,845)

Interest income                                  122,028             162,116            133,413            647,042
Interest expense, net                           (112,964)           (218,154)          (336,749)          (772,444)
                                        -----------------  ------------------  -----------------  -----------------
      Net loss incurred during
        development stage               $     (8,233,508)  $      (5,704,088)   $    (5,524,200)  $    (22,852,247)
                                        =================  ==================   ================  =================










              See accompanying notes to the financial statements.

RETRACTABLE TECHNOLOGIES, INC.
A Development Stage Enterprise

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                         Class A                  Series I Class B             Series II Class B
                                              ----------------------------  ----------------------------  ------------------------
                                                 Shares         Amount         Shares         Amount         Shares       Amount
                                              -------------  -------------  -------------  -------------  ----------   -----------
Balance as of December 31, 1996                 5,000,000     $ 5,000,000      983,000      $   983,000                $

Issued Preferred Series I Class B
   9,000 shares, $1 par                                                          9,000            9,000
Issued Preferred Series II Class B
   945,700 shares, $1 par                                                                                    945,700       945,700
Issuance of compensatory stock options
Recognition of stock option compensation
Collections of notes receivable
Reclassification of note receivable
   to reflect collection
Net loss incurred during development stage
                                              -----------    ------------   ----------     ------------   ----------   -----------
Balance as of December 31, 1997                 5,000,000     $ 5,000,000      992,000      $   992,000      945,700   $   945,700
                                              -----------    ------------   ----------     ------------   ----------   -----------
Issued Preferred Series I Class B
   8,000 shares, $1 par                                                          8,000            8,000
Issued Preferred Series II Class B
   54,300 shares, $1 par                                                                                      54,300        54,300
Issued Preferred Series III Class B
   301,800 shares, $1 par (net of
   commissions and other expenses
   of $290,221)
Issuance of compensatory stock options
Recognition of stock option compensation
Terminations of stock options
Net loss incurred during development stage
                                              -----------    ------------   ----------     ------------   ----------   -----------
Balance as of December 31, 1998                 5,000,000     $ 5,000,000    1,000,000      $ 1,000,000    1,000,000   $ 1,000,000
                                              -----------    ------------   ----------     ------------   ----------   -----------
Issued Preferred Series III Class B
   858,400 shares, $1 par
Issuance of compensatory stock options
Recognition of stock option compensation
Terminations of stock options
Net loss incurred during development stage
                                              -----------    ------------   ----------     ------------   ----------   -----------
Balance as of December 31, 1999                 5,000,000     $ 5,000,000    1,000,000      $ 1,000,000    1,000,000   $ 1,000,000
                                              ===========    ============   ==========     ============   ==========   ===========

                                                    Series III Class B                  Common
                                               ----------------------------  ----------------------------
                                                  Shares         Amount         Shares         Amount
                                               -------------  -------------  -------------  -------------
Balance as of December 31, 1996                               $               14,000,000       $   1,000

Issued Preferred Series I Class B
   9,000 shares, $1 par
Issued Preferred Series II Class B
   945,700 shares, $1 par
Issuance of compensatory stock options
Recognition of stock option compensation
Collections of notes receivable
Reclassification of note receivable
   to reflect collection
Net loss incurred during development stage
                                               ------------   -------------  -----------    ------------
Balance as of December 31, 1997                           -   $           -   14,000,000       $   1,000
                                               ------------   -------------  -----------    ------------


Issued Preferred Series I Class B
   8,000 shares, $1 par
Issued Preferred Series II Class B
   54,300 shares, $1 par
Issued Preferred Series III Class B
   301,800 shares, $1 par (net of
   commissions and other expenses
   of $290,221)                                     301,800         301,800
Issuance of compensatory stock options
Recognition of stock option compensation
Terminations of stock options
Net loss incurred during development stage
                                               ------------   -------------  -----------    ------------
Balance as of December 31, 1998                     301,800     $   301,800   14,000,000       $   1,000
                                               ------------   -------------  -----------    ------------
Issued Preferred Series III Class B
   858,400 shares, $1 par                           858,400         858,400
Issuance of compensatory stock options
Recognition of stock option compensation
Terminations of stock options
Net loss incurred during development stage
                                               ------------   -------------  -----------    ------------
Balance as of December 31, 1999                   1,160,200     $ 1,160,200   14,000,000       $   1,000
                                               ============   =============  ===========    ============
                                                                                                  Deficit
                                                   Notes                                        Accumulated
                                                 Receivable      Additional                        During
                                                    from          Paid-in         Unearned      Development
                                                Stockholders      Capital       Compensation       Stage           Total
                                               --------------  --------------  --------------  --------------  --------------
Balance as of December 31, 1996                 $ (257,500)     $  4,303,213    $  (287,290)   $ (3,390,451)    $  6,351,972

Issued Preferred Series I Class B
   9,000 shares, $1 par                                               36,000                                          45,000
Issued Preferred Series II Class B
   945,700 shares, $1 par                                          8,436,300                                       9,382,000
Issuance of compensatory stock options                               748,539       (748,539)
Recognition of stock option compensation                                            286,540                          286,540
Collections of notes receivable                    207,500                                                           207,500
Reclassification of note receivable
   to reflect collection                            50,000                                                            50,000
Net loss incurred during development stage                                                       (5,524,200)      (5,524,200)
                                               -----------     -------------   ------------    ------------    -------------
Balance as of December 31, 1997                 $        -      $ 13,524,052    $  (749,289)   $ (8,914,651)    $ 10,798,812
                                               -----------     -------------   ------------    ------------    -------------
Issued Preferred Series I Class B
   8,000 shares, $1 par                                               32,000                                          40,000
Issued Preferred Series II Class B
   54,300 shares, $1 par                                             488,700                                         543,000
Issued Preferred Series III Class B
   301,800 shares, $1 par (net of
   commissions and other expenses
   of $290,221)                                                    2,425,979                                       2,727,779
Issuance of compensatory stock options                                70,000        (70,000)
Recognition of stock option compensation                                            286,122                          286,122
Terminations of stock options                                       (162,250)       162,250
Net loss incurred during development stage                                                       (5,704,088)      (5,704,088)
                                               -----------     -------------   ------------    ------------    -------------
Balance as of December 31, 1998                 $        -      $ 16,378,481    $  (370,917)   $(14,618,739)    $  8,691,625
                                               -----------     -------------   ------------    ------------    -------------
Issued Preferred Series III Class B
   858,400 shares, $1 par                                          7,266,914                                       8,125,314
Issuance of compensatory stock options                               214,354       (214,354)
Recognition of stock option compensation                                            104,122                          104,122
Terminations of stock options                                       (295,514)       295,514
Net loss incurred during development stage                                                       (8,233,508)      (8,233,508)
                                               -----------     -------------   ------------    ------------    -------------
Balance as of December 31, 1999                  $       -      $ 23,564,235    $  (185,635)   $(22,852,247)    $  8,687,553
                                               ===========     =============   ============    ============    =============

              See accompanying notes to the financial statements.

RETRACTABLE TECHNOLOGIES, INC
A Development Stage Enterprise

STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                                                              Cumulative
                                                            Years ended December 31,                        from inception
                                                         ------------------------------------------------
                                                             1999             1998             1997         (May 9, 1994)
                                                         --------------  ---------------  ---------------  -----------------
Cash flows from operating activities
    Net loss incurred during development stage           $   (8,233,508) $    (5,704,088) $    (5,524,200) $     (22,852,247)
    Depreciation and amortization                               950,471          807,060          455,909          2,765,730
    Provision for doubtful accounts                              10,972                -                -             10,972
    Recognition of stock option compensation                    104,122          286,122          286,540            760,707
    Adjustments to reconcile net loss to net cash
      used in operating activities:
        Increase in inventories                                 (24,004)        (173,308)        (308,188)          (677,962)
        (Increase) decrease in accounts and note
          receivable                                           (509,668)           6,320         (102,048)          (610,396)
        Increase in deferred charges                                  -                -                -            (25,931)
        (Increase) decrease in other current assets               3,303          (34,603)         (16,500)           (47,800)
        Increase (decrease) in accounts payable
           and note payable to related party                    485,958         (647,460)         738,725            780,699
        Increase in other accrued liabilities                   547,630           70,811           57,994            707,347
                                                         --------------  ---------------  ---------------  -----------------
           Net cash used by operating activities             (6,664,724)      (5,389,146)      (4,411,768)       (19,188,881)
                                                         --------------  ---------------  ---------------  -----------------
Cash flows from investing activities
    Purchase of property, plant and equipment                (1,960,609)      (1,179,547)      (3,252,731)       (11,445,793)
    Acquisition of patents, trademarks and licenses             (39,077)         (45,095)               -           (182,595)
    Purchase of restricted certificate of deposit                     -                -         (200,000)          (600,000)
    Organization costs paid                                           -                -          (15,291)           (20,851)
                                                         --------------  ---------------  ---------------  -----------------
           Net cash used by investing activities             (1,999,686)      (1,224,642)      (3,468,022)       (12,249,239)
                                                         --------------  ---------------  ---------------  -----------------
Cash flows from financing activities
    Borrowings under long-term debt and notes payable                 -           25,749          986,242          3,065,362
    Repayments of long-term debt and notes payable             (442,762)        (438,000)        (350,675)        (1,297,830)
    Proceeds from issuance of preferred stock                 8,584,000        3,601,000        9,427,000         31,307,000
    Proceeds from issuance of common stock                            -                -                -              1,000
    Commissions and other expenses related to
      preferred stock issuance                                 (458,686)        (290,221)               -           (748,907)
    Collections of notes receivable from stockholders                 -                -          257,500            257,500
    Obligation under license agreement                                -                -          (56,175)          (500,000)
                                                         --------------  ---------------  ---------------  -----------------
           Net cash provided by financing activities          7,682,552        2,898,528       10,263,892         32,084,125
                                                         --------------  ---------------  ---------------  -----------------
Net increase (decrease) in cash                                (981,858)      (3,715,260)       2,384,102            646,005
Cash and cash equivalents at:
    Beginning of period                                       1,627,863        5,343,123        2,959,021                  -
                                                         --------------  ---------------  ---------------  -----------------
    End of period                                        $      646,005  $     1,627,863  $     5,343,123  $         646,005
                                                         ==============  ===============  ===============  =================
Supplemental disclosures of cash flow
    information:
    Interest paid                                        $      281,905  $       324,116  $       321,887  $       1,025,443
                                                         ==============  ===============  ===============  =================
Supplemental schedule of noncash financing
    activities:
    Preferred stock issued in exchange for notes
      receivable                                         $            -  $             -  $             -  $         257,500
                                                         ==============  ===============  ===============  =================
    Offering costs to be settled with warrants           $            -  $             -  $        37,500  $          37,500
                                                         ==============  ===============  ===============  =================
    Acquisition of equipment through capital lease       $      109,724  $        50,435  $       380,485  $       1,228,097
                                                         ==============  ===============  ===============  =================

              See accompanying notes to the financial statements.

RETRACTABLE TECHNOLOGIES, INC.
A Development Stage Enterprise

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   BUSINESS OF THE COMPANY


     Retractable Technologies, Inc. (the "Company") was incorporated in Texas on May 9, 1994, to design, develop, manufacture and market safety syringes and other safety medical products for the health care profession. The Company began operations in 1995. The Company's manufacturing and administrative facilities are located in Little Elm, Texas. The Company's primary products are the VanishPoint(R) Syringe in the 3cc, 5cc and 10cc sizes and Blood Collection Tube Holders. The Company has conducted preliminary clinical evaluations and worked with national distributors to encourage healthcare facilities to transition from the use of standard syringes to the VanishPoint(R) Syringe. Preliminary shipments, which commenced in February 1997, included syringes for hospital product evaluations as well as for sale in clinics and other healthcare settings. The Company has been considered a development stage enterprise for financial reporting purposes as significant efforts have been devoted to financial planning, raising capital, research and development, acquiring equipment, training personnel, developing markets and starting up production. Coincident with the agreement with Abbot Laboratories (see Note 11), effective May 4, 2000, the Company completed its development stage.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Accounting estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

     Cash and cash equivalents

     For purposes of reporting cash flows, cash and cash equivalents include unrestricted cash and investments with original maturities of three months or less.

     Inventories

     Inventories are valued at the lower of cost or market, with cost being determined using a standard cost method, which approximates average cost. Provision is made for any excess or obsolete inventories.

     Property, plant and equipment

     Property, plant and equipment are stated at cost. Expenditures for maintenance and repairs are charged to operations as incurred. Cost includes major expenditures for improvements, and replacements which extend useful lives or increase capacity and interest cost associated with significant capital additions. For the years ended December 31, 1999 and 1998, the Company capitalized interest of approximately $169,000 and $105,000, respectively, and none in fiscal year 1997. Gains or losses from property disposals are included in income.

RETRACTABLE TECHNOLOGIES, INC.
A Development Stage Enterprise

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     Depreciation and amortization is calculated using the straight-line method over the following useful lives:

     Production equipment                       7 to 10 years
     Office furniture and equipment             3 to 10 years
     Building                                   39 years
     Building improvements                      15 years
     Automobiles                                7 years

     Long-lived assets

     When events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable, the Company will review the net realizable value of the long-lived assets through an assessment of the estimated future cash flows related to such assets. In the event that assets are found to be carried at amounts which are in excess of estimated gross future cash flows, the assets will be adjusted for impairment to a level commensurate with a discounted cash flow analysis of the underlying assets.

     Restricted certificates of deposit

     Investments in certificates of deposit are restricted in accordance with the terms of certain notes payable.

     Intangible assets and deferred charges

     Intangible assets are stated at cost and consist primarily of patents, a license agreement granting exclusive rights to use patented technology, and trademarks which are amortized using the straight-line method over 17 years. Other intangible assets consist of deferred charges for loan origination fees, which are amortized over the life of the debt (seven years).

     Financial instruments

     The fair market value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. The Company believes that the fair value of financial instruments approximate their recorded values.

     Concentrations of credit risk

     The Company's financial instruments exposed to concentrations of credit risk consist primarily of cash, cash equivalents and accounts receivable. Cash balances, which may exceed the federally insured limits, are maintained in financial institutions; however, management believes the institutions are of high credit quality. The majority of accounts receivable are due from companies which are well-established entities. As a consequence, management considers any exposure from concentrations of credit risks to be limited.

RETRACTABLE TECHNOLOGIES, INC.
A Development Stage Enterprise

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     Revenue recognition

     Revenue is recognized for sales to distributors when title and risk of ownership passes to the distributor, generally upon shipment. Revenue is recorded on the basis of sales price to distributors. Revenues on sales to distributors for federal or GPO contracts are recorded net of contractual pricing allowances to those end customers. Revenue for shipments directly to end users is recognized when title and risk of ownership passes from the Company.

     Income taxes

     The Company provides for deferred income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires an asset and liability approach for financial accounting and reporting for income taxes based on the tax effects of differences between the financial statement and tax bases of assets and liabilities, based on enacted rates expected to be in effect when such basis differences reverse in future periods. Deferred tax assets are periodically reviewed for reliability. Valuation allowances are recorded when realizability of deferred tax assets is not likely.

     Research and development costs

     Research and development costs are expensed as incurred.

     Stock-based compensation

     The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which establishes accounting and reporting standards for stock-based employee compensation plans. As permitted by SFAS 123, the Company has elected not to adopt the fair value based method of accounting for stock-based employee compensation and will account for such arrangements under Accounting Principles Board Opinion No. 25. Accordingly, compensation cost for stock options issued to directors, officers and employees is measured as the excess, if any, of the fair market value of the Company's stock at the date of grant over the amount the director, officer or employee must pay to acquire the stock. Expense is recognized ratably from the date of grant over the vesting period of the option. Unearned compensation reflected in the Stockholders' Equity section of the balance sheet is the portion of such compensation that has not been charged to operations.

RETRACTABLE TECHNOLOGIES, INC.
A Development Stage Enterprise

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

3.   INVENTORIES

     Inventories consist of the following


                                            December 31,
                                    ---------------------------
                                       1999              1998
                                    ---------         ---------
     Raw materials                  $ 405,823         $ 348,053
     Work in process                   27,699             5,464
     Finished goods                   268,766           300,441
                                    ---------         ---------
                                      702,288           653,958
     Inventory reserve                (24,326)                -
                                    ---------         ---------
                                    $ 677,962         $ 653,958
                                    =========         =========

4.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following:


                                                          December 31,
                                                  --------------------------
                                                      1999           1998
                                                  ------------  ------------

     Land                                         $    261,893   $   261,893
     Building and building improvements              1,767,185     1,752,115
     Production equipment                            7,719,979     6,692,236
     Office furniture and equipment                    596,058       464,945
     Construction in progress                        2,306,916     1,410,509
     Automobiles                                        21,858        21,858
                                                  ------------   -----------
                                                    12,673,889    10,603,556
     Accumulated depreciation and amortization      (2,572,365)   (1,679,714)
                                                  ------------   -----------
                                                  $ 10,101,524   $ 8,923,842
                                                  ============   ===========

     Acquisition costs of production equipment financed through capital leases were $1,118,556 and $1,008,832 at December 31, 1999, and 1998 respectively.
     Accumulated amortization on these leases was $358,552 and $255,852 at December 31, 1999 and 1998, respectively.

     Depreciation expense and capital lease amortization expense for the years ended December 31, 1999, 1998 and 1997 was $892,651, $761,282 and $414,894,
     respectively.

RETRACTABLE TECHNOLOGIES, INC.
A development Stage Enterprise

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   INTANGIBLE ASSETS AND DEFERRED CHARGES

     Intangible assets and deferred charges consist of the following:


                                                          December 31,
                                                   -------------------------
                                                      1999          1998
                                                   -----------  ------------
     License agreement                             $   500,000  $    500,000
     Trademarks and patents                            182,590       143,513
     Loan origination fees                              25,938        25,938
     Organization costs                                      -        20,851
                                                   -----------  ------------
                                                       708,528       690,302
     Accumulated amortization                         (172,514)     (135,545)
                                                   -----------  ------------
                                                   $   536,014  $    554,757
                                                   -----------  ------------

     In 1995, the Company entered into the license agreement with an officer of the Company for the exclusive right to manufacture, market and distribute products utilizing automated retraction technology. This technology is the subject of various patents and patent applications owned by the officer of the Company. The initial licensing fee of $500,000 is being amortized over 17 years. The license agreement also provides for quarterly payments of a 5% royalty fee to the officer on gross sales. The royalty fee expense is recognized in the period in which it is earned. Royalty fees of $194,247, $46,098 and $9,284 are included in cost of sales for the years ended December 31, 1999, 1998 and 1997, respectively.


     Amortization expense for the years ended December 31, 1999, 1998 and 1997 was $57,820, $45,778 and $41,015, respectively.

RETRACTABLE TECHNOLOGIES, INC.
A Development Stage Enterprise

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.   LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                                              December 31,
                                                                                     --------------------------------
                                                                                          1999             1998
                                                                                     --------------   ---------------

     Small Business Administration note payable to Texas Bank for a maximum of $1,000,000, all of which was drawn during 1997. Payable in monthly principal and interest installments of approximately $16,000. Interest at prime plus 1.5%; 10% on December 31, 1999; adjustable quarterly.
     Matures on July 1, 2003. Collateralized by equipment. Guaranteed by an
     officer.                                                                        $      569,630   $       705,566

     Notes payable to Western Bank and Trust. Interest adjustable annually on
     October 24. Matures on October 24, 2001. Secured by land, building and equipment, and by a certificate of deposit to be released upon achievement of certain financial ratios. Guaranteed by an officer.
        -   Interest only payable until October 24, 1996; thereafter, monthly principal and interest payments of approximately $8,000.
            Interest at prime plus 1%; 9.5% on December 31, 1999.                           750,789           767,960
        -   Interest payable monthly at Bank's certificate of deposit rate
            plus 2%; 7% on December 31, 1999.                                               400,000           400,000

     Note payable to Legacy Bank of Texas.  Payable in monthly installments of approximately $8,000 plus interest. Interest at prime plus 1%; 9.5% on
     December 31, 1999; adjustable daily. Matures on July 10, 2004.
     Collateralized by certain machinery and equipment, a certificate of deposit of $200,000 and restrictions on the transfer of certain patents. Covenants require the Company to achieve defined debt coverage ratios or maintain a defined ratio of total liabilities to total net worth. Guaranteed by an officer.
                                                                                            464,881           566,309

     Note payable to First State Bank of Texas in monthly principal and interest installments of approximately $400.  Interest at 7.5%.  Matures on
     August 13, 2000.  Collateralized by company vehicle.                                     3,333             8,119

     Note payable to AFCO.  Payable in monthly principal and interest installments
     of approximately $2,000.  Interest at 8.8%.  Matures on May 28, 2000.                    7,491            24,403

     Capital lease obligations payable in monthly installments ranging from approximately $500 to $10,000 through October, 2004. Interest at rates from 9.98% to 14.18%.  Collateralized by certain machinery and equipment.
     Covenants require the Company to maintain a minimum net worth of
     $3,750,000 and a defined ratio of total liabilities to total net worth.
     Guaranteed by an officer.  The Company is not in compliance with obligations to deliver documents under this agreement.  The lessor
     has provided a waiver related to this noncompliance.                                   773,540           830,345
                                                                                     --------------   ---------------
                                                                                          2,969,664         3,302,702
     Less: current portion                                                                 (463,329)         (431,743)
                                                                                     --------------   ---------------
                                                                                     $    2,506,335   $     2,870,959
                                                                                     ==============   ===============

RETRACTABLE TECHNOLOGIES, INC.
A Developmemtal Stage Enterprise

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

   The aggregate maturities of long-term debt as of December 31, 1999 are as follows:

   2000                                                            $   463,329
   2001                                                              1,572,041
   2002                                                                467,577
   2003                                                                373,358
   2004                                                                 93,359
   Thereafter                                                                -
                                                                  -------------
      Total                                                        $ 2,969,664
                                                                  -------------

   Subsequent to December 31, 1999, the Company obtained two new loans from 1st International Bank totaling $2,000,000. Land, building and improvements secure $1,500,000, and the remaining $500,000 is secured by accounts receivable. The proceeds, along with a release of $400,000 of restricted cash by Western Bank subsequent to December 31, 1999, were used to pay off indebtedness to Western Bank. Remaining proceeds provided funds for equipment and operating needs. The building loan matures on February 18, 2005 and the note secured by accounts receivable matures February 18, 2001.


7. INCOME TAXES


   The provision for income taxes consists of the following:

                                                         December 31,
                                              --------------------------------
                                                   1999              1998
                                              --------------  ----------------
   Current                                    $           -     $           -
   Deferred benefit                              (2,932,189)       (2,096,602)
   Increase in valuation allowance                2,932,189         2,096,602
                                              --------------  ----------------
                                              $           -     $           -
                                              --------------  ----------------

   The Company has net operating loss carryforwards of approximately $24,129,273, and $15,600,527 at December 31, 1999 and 1998, respectively, which will begin to expire in 2010. The Company has established a valuation allowance to the extent of its deferred tax assets since presently it is more likely than not that a tax benefit will not be realized prior to the expiration of related carryforward periods.

RETRACTABLE TECHNOLOGIES, INC.
A Developmemtal Stage Enterprise

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

   The provision for income taxes varies from the statutory income tax rate as follows:

                                                                       December 31,
                                                            -----------------------------------
                                                                 1999                1998
                                                            ---------------     ---------------
   Income tax benefit at the U.S. federal statutory rate              (35.0)%             (35.0)%
   Valuation allowance                                                 35.6                36.8
   Permanent differences                                                0.6                 1.9
   State income tax, net of federal benefits                           (2.7)               (2.6)
   Other                                                                1.5                (1.1)
                                                            ---------------     ---------------
      Effective tax (benefit) provision rate                              -                   -
                                                            ===============     ===============

   Temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities that gave rise to significant portions of deferred tax amounts related to the following:

                                                                                  December 31,
                                                                       -----------------------------------
                                                                            1999                1998
                                                                       ----------------    ---------------
   Net operating loss carryforwards                                      $   9,084,478       $   5,873,269
   Property, plant and equipment                                            (1,007,274)           (714,913)
   Deferred charges                                                            142,155             159,883
   Accrued expenses and reserves                                                54,213              23,144
                                                                       ---------------     ---------------
   Net noncurrent deferred tax asset before valuation allowance              8,273,572           5,341,383
   Valuation allowance                                                      (8,273,572)         (5,341,383)
                                                                       ---------------     ---------------
   Net deferred tax asset                                                $           -       $           -
                                                                       ===============     ===============

8. STOCKHOLDERS' EQUITY

   Preferred stock

   The Company has two classes of preferred stock, Class A and Class B. The Class B Preferred Stock has three series: Series I, Series II and Series III. Subsequent to December 31, 1999, the Company began taking subscriptions for a fourth series, Series IV Class B (see Note 11).

   Class A
   -------

   The Company authorized 5,000,000 shares of $1 par value Class A Convertible Preferred Stock ("Class A Stock") in April 1995. These shares were outstanding at December 31, 1999 and 1998. Holders of Class A Stock are entitled to receive a cumulative annual cash dividend of $.12 per share, payable quarterly if declared by the board of directors. Holders of Class A Stock generally have no voting rights until dividends are in arrears and unpaid for twelve consecutive quarters. In such case, the holders of Class A Stock have the right to elect one-third of the board of directors of the Company. At December 31, 1999 and 1998, approximately $2,616,983 and $2,016,983, respectively, of dividends which have not been declared were in arrears. Accordingly, Class A shareholders elected three members to the Board during 1999.

   Class A Stock is redeemable after three years from the date of issuance at the option of the Company at a price of $1.70 per share, plus all accrued and unpaid dividends. Each share of Class A Preferred Stock may be converted to one share of common stock after three years from the date of issuance at the option of the shareholder. In the event of voluntary or involuntary dissolution, liquidation or winding up of the Company, holders of Class A Stock then outstanding are entitled to $1.50 per share plus all accrued and unpaid dividends, prior to any distributions to holders of Class B preferred stock or of common stock.

   Class B
   -------

   The Company has authorized 5,000,000 shares of $1 par value Convertible Preferred Stock which have been allocated among Series I, II, III and IV in the amounts of 1,000,000, 1,000,000, 1,160,200 and 1,300,000 shares, respectively. The remaining 539,800 authorized shares have not been assigned a series.

RETRACTABLE TECHNOLOGIES, INC.
A Development Stage Enterprise

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     Series I Class B
     ----------------

     There were 1,000,000 shares of $1 par value Series I Class B Convertible Preferred Stock ("Series I Class B Stock") issued and outstanding at December 31, 1999 and 1998. Holders of Series I Class B Stock are entitled to receive a cumulative annual dividend of $.50 per share, payable quarterly if declared by the board of directors. At December 31, 1999 and 1998 approximately $1,689,949 and $1,185,552, respectively, of dividends which have not been declared were in arrears.

     Series I Class B Stock is redeemable after three years from the date of issuance at the option of the Company at a price of $7.50 per share, plus all accrued and unpaid dividends. Each share of Series I Class B Stock may, at the option of the stockholder, be converted to one share of common stock after three years from the date of issuance or in the event the Company files an initial registration statement under the Securities Act of 1933. In the event of voluntary or involuntary dissolution, liquidation or winding up of the Company, holders of Series I Class B Stock then outstanding are entitled to $6.25 per share, plus all accrued and unpaid dividends, after distribution obligations to Class A Stock have been satisfied and prior to any distributions to holders of Series II Class B Convertible Preferred Stock ("Series II Class B Stock"), Series III Class B Convertible Preferred Stock ("Series III Class B Stock") or common stock.

     Series II Class B
     -----------------

     There were 1,000,000 shares of $1 par value Series II Class B Stock issued and outstanding at December 31, 1999 and 1998, respectively. Holders of Series II Class B Stock are entitled to receive a cumulative annual dividend of $1.00 per share, payable quarterly if declared by the board of directors. Holders of Series II Class B Stock generally have no voting rights until dividends are in arrears and unpaid for twelve consecutive quarters. In such case, the holders of Series II Class B Stock have the right to elect one-third of the board of directors of the Company. At December 31, 1999 and 1998 approximately $2,227,177 and $1,256,981, respectively, of dividends which have not been declared were in arrears.

     Series II Class B Stock is redeemable after three years from the date of issuance at the option of the Company at a price of $15.00 per share plus all accrued and unpaid dividends. Each share of Series II Class B Stock may, at the option of the stockholder, be converted to one share of common stock after three years from the date of issuance or in the event the Company files an initial registration statement under the Securities Act of 1933. In the event of voluntary or involuntary dissolution, liquidation or winding up of the Company, holders of Series II Class B Stock then outstanding are entitled to $12.50 per share, plus all accrued and unpaid dividends, after distribution obligations to holders of Class A Stock and Series I Class B Stock have been satisfied and prior to any distributions to holders of Series III Class B Stock or common stock.

     Series III Class B
     ------------------

     There were 1,160,200 shares and 301,800 shares of $1 par value Series III Class B Stock issued and outstanding at December 31, 1999 and 1998, respectively. Holders of Series III Class B Stock are entitled to receive a cumulative annual dividend of $1.00 per share, payable quarterly if declared by the board of directors. At December 31, 1999 and 1998, approximately $941,549 and $41,701, respectively, of dividends which have not been declared were in arrears.

RETRACTABLE TECHNOLOGIES, INC.
A Development Stage Enterprise

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     Series III Class B Stock is redeemable after three years from the date of issuance at the option of the Company at a price of $15.00 per share, plus all accrued and unpaid dividends. Each share of Series III Class B Stock may, at the option of the stockholder, be converted to one share of common stock after three years from the date of issuance or in the event the Company files an initial registration statement under the Securities Act of 1933. In the event of voluntary or involuntary dissolution, liquidation or winding up of the Company, holders of Series III Class B Stock then outstanding are entitled to $12.50 per share, plus all accrued and unpaid dividends, after distribution obligations to Class A Stock, Series I Class B Stock and Series II Class B Stock have been satisfied and prior to any distributions to holders of common stock.

     Series IV Class B
     -----------------

     On January 11, 2000, the Company issued a Private Placement Memorandum offering up to 1,300,000 shares of its Series IV Class B Convertible Preferred Stock ("Series IV Class B Stock") at $10 per share.

     As of May 22, 2000, subscriptions for 1,133,800 shares of the Series IV Class B Stock had been received.

     Series IV Class B Stock ranks senior to the Company's common stock with respect to dividends and upon liquidation, dissolution or winding up, but secondary to the Company's Class A Stock; and Series I Class B, Series II Class B and Series III Class B Stock. Holders of Series IV Class B Stock will be entitled to receive a cumulative annual dividend of $1.00 per share, payable quarterly, if declared by the board of directors. Holders of Series IV Class B Stock generally have no voting rights.

RETRACTABLE TECHNOLOGIES, INC.
A Development Stage Enterprise

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     Series IV Class B Stock is redeemable after three years from the date of issuance at the option of the Company at a price of $11.00 per share plus all accrued and unpaid dividends. Each share of Series IV Class B Stock may, at the option of the stockholder any time subsequent to three years from date of issuance, be converted into common stock at a conversion price of $10 per share, or in the event the Company files an initial registration statement under the Securities Act of 1933.

     In the event of voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of Series IV Class B Stock then outstanding are entitled to receive liquidating distributions of $11.00 per share, plus accrued and unpaid dividends.

     Common stock

     The Company is authorized to issue 40,000,000 shares of no par value common stock, of which 14,000,000 shares are issued and outstanding at December 31, 1999 and 1998. Subsequent to December 31, 1999, the board of directors approved an increase in the number of authorized shares to 100,000,000.

9.   RELATED PARTY TRANSACTIONS

     In September 1996, the Company purchased the 3cc prototype mold from Checkmate Engineering, a sole proprietorship of an officer of the Company. The purchase was financed by a note for the full purchase price of $108,252. The note provided for no interest for the first 305 days and, subsequently, for interest at a rate of 12% per annum. Interest expense related to this note was $1,357, $5,258 and $4,092 for the years ended December 31, 1999, 1998 and 1997, respectively. The balance of the note was $25,966 as of December 31, 1998. The remaining balance on the note was paid in full in 1999.

     The Company has a lease with Mill Street Enterprises ("Mill Street"), a sole proprietorship owned by a Board member, for sales and marketing offices in Lewisville, Texas. During 1999, 1998 and 1997, the Company paid $22,800 each year under this lease. The Company also has a lease with Mill Street for additional office space for one year commencing April 1, 2000, at a rate of $1,000 per month.

     During 1999, 1998 and 1997, the Company paid $23,381, $30,258 and $49,615, respectively, to family members of its chief executive officer for various consulting services. During 1999, 1998 and 1997, the Company paid $96,372, $127,921 and $77,430, respectively, to a former director for various consulting services.

     The Company has a license agreement with an officer of the Company. See
     Note 5.

     See Note 11 for related party subsequent event.

RETRACTABLE TECHNOLOGIES, INC.
A Developmemtal Stage Enterprise

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

10.  STOCK OPTIONS AND WARRANTS


     Stock options


     The Company has three stock option plans that provide for the granting of stock options to officers, employees and other individuals. During 1999, the Company approved the 1999 Stock Option Plan. The 1999 Plan is the only plan with stock option awards available for grant and the Company has reserved 2,000,000 shares of common stock for use upon the exercise of options under this plan.


     The Company also has shares outstanding under the 1996 Incentive Stock Option Plan and the 1996 Stock Option Plan for Directors and Other Individuals. All plans are administered and exercise prices at which options are granted are determined by a committee appointed by the board of directors. Shares exercised come from the Company's authorized but unissued common stock. The options vest over periods up to three years from the date of grant and generally expire ten years after the date of grant. All options issued under the 1996 plans expire three months after termination of employment or service to the Company. No options have been exercised under these plans.


     Director, officer and employee options


     Pro forma information regarding net income is required by SFAS 123. This information has been derived as if the Company had accounted for its directors, officers and employee stock options under the fair value method in accordance with SFAS 123. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1999, 1998 and 1997: no dividend yield; expected volatility of 0%; risk-free interest rates of 5.9%, 5.4% and 6.4%, respectively; and expected lives of
     5.3 years. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma information follows:


                                                       Years Ended December 31,
                      -------------------------------------------------------------------------------------------
                                 1999                           1998                            1997
                      ---------------------------   -----------------------------   -----------------------------
                          As                             As                              As
                       Reported       Pro Forma       Reported        Pro Forma       Reported        Pro Forma
                      -----------   -------------   -------------   -------------   -------------   -------------
     Net loss         $(8,233,508)  $ (8,341,433)   $ (5,704,088)   $ (5,842,497)   $ (5,524,200)   $ (5,627,602)

     The effects of applying FAS 123 in this pro forma disclosure are not indicative of future amounts as FAS 123 does not consider additional awards anticipated in the future.

RETRACTABLE TECHNOLOGIES, INC
A Development Stage Enterprise

NOTES OF FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     A summary of director, officer and employee options granted and outstanding under the Plans is presented below:

                                                          Years Ended December 31,
                                     ------------------------------------------------------------------
                                            1999                  1998                   1997
                                     ---------------------- --------------------- ---------------------
                                                 Weighted              Weighted              Weighted
                                                 Average               Average                Average
                                                 Exercise              Exercise              Exercise
                                      Shares      Price      Shares     Price      Shares      Price
                                     ----------  ----------  --------  ----------  --------  ----------
Outstanding at beginning of period     566,855    $   6.01   460,305    $   4.28   130,105    $   1.53
   Granted at prices in excess of
     fair market value                 715,950       10.00   177,800       10.00    22,750       10.00
   Granted at prices below
     fair market value                   8,500        4.53         -           -   345,700        5.00
   Exercised                                 -           -         -           -         -           -
   Forfeited                          (294,700)      (7.63)  (71,250)      (4.78)  (38,250)      (4.90)
                                     ---------- ----------- --------- ----------- ---------  ----------
Outstanding at end of period           996,605    $   8.38   566,855    $   6.01   460,305    $   4.28
                                     ========== =========== ========= ========== ==========  ==========

Exercisable at end of period           117,105    $   3.41         -    $      -         -    $      -

Weighted average fair value
   of options granted during period               $    .04              $      -              $   3.45

     The following table summarizes information about directors, officer and employee options outstanding under the Plans at December 31, 1999:


                                                                  Weighted
                                                                   Average
                                                                  Remaining
                      Exercise               Shares              Contractual         Shares
                       Prices             Outstanding               Life           Exercisable
                   -------------         -------------          -------------     ------------
                         $  1.00                77,780                  6.32            77,780
                         $  5.00               182,125                  7.31            14,325
                         $ 10.00               736,700                  9.42            25,000

     Compensation expense has been recognized for the years ended December 31, 1999, 1998 and 1997 in connection with options which were granted with exercise prices less than the fair market value of the common stock of the Company on the date of grant as determined by the board of directors.

RETRACTABLE TECHNOLOGIES, INC.
A Development Stage Enterprise

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Non-employee options

     Options were granted to non-employees during the years ended December 31 as follows:

                                                                Years Ended December 31,
                                        --------------------------------------------------------------------------
                                               1999                       1998                      1997
                                        ---------------------      ---------------------      --------------------
                                                    Weighted                   Weighted                  Weighted
                                                    Average                     Average                  Average
                                                    Exercise                   Exercise                  Exercise
                                         Shares       Price         Shares       Price        Shares       Price
                                        --------   ----------      --------   ----------      ------    ----------
Outstanding at beginning of period      152,500    $    6.91        67,000    $    2.97       34,000    $    1.00
  Granted                                75,000        10.00        86,500        10.00       33,000         5.00
  Exercised                                   -            -             -            -            -            -
  Forfeited                             (42,000)       (9.05)       (1,000)      (10.00)           -            -
                                        -------    ---------       -------    ---------       ------    ---------
Outstanding at end of period            185,500    $    7.54       152,500    $    6.91       67,000    $    2.97
                                        =======    =========       =======    =========       ======    =========

Exercisable at end of period             34,000    $    1.00             -    $       -            -    $       -

Weighted average fair value
  of options granted during period                 $    1.79                  $    1.71                 $    3.88

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1999, 1998 and 1997: no dividend yield; expected volatility of 30%, 30% and 60%, respectively; risk-free interest rates of 5.9%, 5.4% and 6.3%, respectively; and expected lives of 5.3 years, 5.3 years and 3 years, respectively. The expense related to these grants is reflected in periods up to three years, in which services must be completed, for these options to become exercisable. Unearned compensation reflects the portion of the grant that has not yet been charged to operations.

     Warrants

     The Company has an obligation to issue warrants in connection with the underwriting of the Series II Class B Stock sales. Ten warrants entitle the holder to purchase one share of common stock at an exercise price of $1.00 per warrant. The fair market value of the warrants was recorded as part of the fees for the preferred stock offering.

RETRACTABLE TECHNOLOGIES, INC.
A Development Stage Enterprise

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

11.  SUBSEQUENT EVENTS

     On May 4, 2000, the Company entered into four agreements with Abbott Laboratories ("Abbott"): 1) National Marketing and Distribution Agreement;
     2) Registration Rights Agreement; 3) Credit Agreement and 4) Security Agreement. The National Marketing and Distribution Agreement provides that Abbott will purchase and market the Company's Vanish Point(R) automated retraction syringes and blood collection devices to its U.S. acute care hospital customers. The agreement is for a five year term. The agreement also calls for the establishment of a new product team comprised by key personnel from both companies designed to concentrate on development of new safety products that incorporate the Company's patented, proprietary technology.

     The Credit Agreement provides that Abbott will extend to the Company a credit line in the amount of $5 million. Disbursement amounts shall be in multiples of $1 million. Interest accrues at a rate of prime rate plus 1% and is payable quarterly beginning June 30, 2001. The Credit Agreement also provides that Abbott may, at its option, convert the note balance into common stock at a specified conversion price. The loan matures on June 30, 2005. In connection with the Credit Agreement, the Security Agreement grants Abbott a continuing security interest in certain of the Company's assets.

     The Registration Rights Agreement gives Abbott certain registration rights if the conversion privilege in the Credit Agreement is exercised.

     On April 7, 2000, the Company entered into a manufacturing agreement with an unrelated party to outsource the assembly of its 5cc and 10cc syringes. The agreement calls for the Company to purchase and consign machinery and equipment to the unrelated party and provide training for its employees. The Company is obligated under the agreement to purchase a minimum volume of product from the unrelated party at mutually agreed upon prices. The volume and price for the initial contract year ended April 30, 2001 resulted in a purchase commitment of $100,000 for the Company.

     Effective June 1, 2000, the Company entered into a Consulting Agreement ("Agreement") with a Board member, formerly Executive Vice President of Sales and Marketing, who is also related to an employee of the Company. The Agreement is for a one-year term, renewable with consent of both parties, whereby the Board member has agreed to establish contacts with major European entities, approved by the Company, to develop marketing and distribution channels as well as licensing agreements. The Agreement calls for an annual payment of $200,000, payable in equal monthly installments and an expense allowance of up to $5,000 for expenses incurred on behalf of the Company. In the event a licensee contacted by the Board member is signed with the Company, the Board member will receive 5% of licensing fees collected by the Company.

     See footnotes 6 and 8 for subsequent event activity related to debt and equity, respectively.

RETRACTABLE TECHNOLOGIES, INC.

CONDENSED FINANCIAL STATEMENTS
(Unaudited)

QUARTER ENDED June 30, 2000

RETRACTABLE TECHNOLOGIES, INC.

INDEX TO CONDENSED FINANCIAL STATEMENTS
--------------------------------------------------------------------------
(Unaudited)



                                                                Page
                                                                ----

Condensed Financial Statements:

     Condensed Balance Sheets                                   1

     Condensed Statements of Operations                         2

     Condensed Statements of Cash Flows                         3

     Notes to Condensed Financial Statements                    4-8

RETRACTABLE TECHNOLOGIES, INC.

CONDENSED BALANCE SHEETS
-------------------------------------------------------------------------------

                                                                   December 31,              June 30,
                                                                      1999                     2000
                                                                   ------------            ------------
                                                                                           (Unaudited)
ASSETS
Cash and cash equivalents                                          $    646,005            $  6,812,253
Accounts receivable                                                     599,424                 956,546
Inventories                                                             677,962               1,496,993
Other current assets                                                     47,800                 185,270
                                                                   ------------            ------------
     Total current assets                                             1,971,191               9,451,062

Property, plant, and equipment, net                                $ 10,101,524            $ 10,757,378
Restricted cash                                                         600,000                     -
Intangible assets and deferred charges, net                             536,014                 553,284
                                                                   ------------            ------------
     Total assets                                                  $ 13,208,729            $ 20,761,724
                                                                   ============            ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Accounts payable                                                 $    844,165            $    449,738
  Current portion of long-term debt                                     463,329                 963,433
  Accrued compensation                                                  118,038                 169,394
  Marketing fees payable                                                338,526                 441,877
  Other accrued liabilities                                             250,783                 275,100
                                                                   ------------            ------------
     Total current liabilities                                        2,014,841               2,299,542
                                                                   ------------            ------------

Long-term debt, net of current maturities                             2,506,335               2,425,353
                                                                   ------------            ------------

Stockholders' equity
  Preferred Stock $1 par value
    Class A                                                           5,000,000               5,000,000
    Series I, Class B                                                 1,000,000               1,000,000
    Series II, Class B                                                1,000,000               1,000,000
    Series III, Class B                                               1,160,200               1,160,445
    Series IV, Class B                                                                        1,133,800
  Common stock                                                            1,000                   1,000
  Additional paid-in capital                                         23,564,235              33,762,940
  Unearned compensation                                                (185,635)                (92,865)
  Accumulated deficit                                               (22,852,247)            (26,928,491)
                                                                   ------------            ------------
     Total stockholders' equity                                       8,687,553              16,036,829
                                                                   ------------            ------------
          Total liabilities and stockholders' equity               $ 13,208,729            $ 20,761,724
                                                                   ============            ============

         See accompanying notes to the condensed financial statements.

     RETRACTABLE TECHNOLOGIES, INC.

     CONDENSED STATEMENTS OF OPERATIONS
     ---------------------------------------------------------------------------
     (Unaudited)

                                                Three Months          Three Months          Six Months           Six Months
                                                    ended                ended                ended                ended
                                                  June 30,             June 30,             June 30,             June 30,
                                                    2000                 1999                 2000                 1999
                                              ----------------      ---------------      ---------------      ---------------

     Sales, net                               $      1,528,488      $       477,235      $     2,356,307      $       732,223
     Cost of sales                                   1,691,891              313,651            2,336,592              519,907
                                              ----------------      ---------------      ---------------      ---------------
          Gross margin (deficit)                      (163,403)             163,584               19,715              212,316
                                              ----------------      ---------------      ---------------      ---------------

     Operating expenses:
       Preproduction manufacturing                     176,588              533,287              627,200              924,632
       Sales and marketing                             931,178              934,004            1,636,439            1,481,183
       Research and development                        124,347              149,618              260,600              427,206
       General and administrative                      936,635              670,893            1,604,150            1,442,045
                                              ----------------      ---------------      ---------------      ---------------
          Total operating expenses                   2,168,748            2,287,802            4,128,389            4,275,066
                                              ----------------      ---------------      ---------------      ---------------

          Loss from operations                      (2,332,151)          (2,124,218)          (4,108,674)          (4,062,750)

     Interest income                                    59,786               39,233               75,328               70,467
     Interest expense                                  (22,149)             (25,794)             (42,896)             (72,022)
                                              ----------------      ---------------      ---------------      ---------------
          Net loss                            $     (2,294,514)     $    (2,110,779)     $    (4,076,242)     $    (4,064,305)
                                              ================      ===============      ===============      ===============





         See accompanying notes to the condensed financial statements.

RETRACTABLE TECHNOLOGIES, INC.

CONDENSED STATEMENTS OF CASH FLOWS

-----------------------------------------------------------------------------------------------------------------------------
(Unaudited)
                                                                 Three Months    Three Months     Six Months     Six Months
                                                                    ended            ended          ended          ended
                                                                   June 30,        June 30,        June 30,       June 30,
                                                                     2000            1999            2000           1999
                                                                 ------------    ------------    ------------    ------------
Cash flows from operating activities
     Net loss                                                    $ (2,294,514)   $ (2,110,779)   $ (4,076,242)   $ (4,064,305)
     Depreciation and amortization                                    251,662         233,236         499,027         451,791
     Recognition of stock option compensation                          30,348         102,839          92,770         189,793
     Adjustments to reconcile net loss to net cash
          provided by operating activities:
             (Increase) decrease in inventories                      (242,158)        106,319        (819,031)        204,916
             (Increase) decrease in accounts and note receivable     (602,042)       (196,219)       (357,122)       (290,056)
             (Increase) decrease in other current assets              (11,727)       (156,782)       (137,470)       (183,004)
             Increase (decrease) in accounts payable                  (87,818)        (86,182)       (394,427)       (128,112)
             Increase (decrease) in other accrued liabilities         197,110          63,948         179,024         178,568
                                                                 ------------    ------------    ------------    ------------
Net cash used by operating activities                              (2,759,139)     (2,043,620)     (5,013,471)     (3,640,410)
                                                                 ------------    ------------    ------------    ------------

Cash flows from investing activities
     Purchase of property, plant, and equipment                    (1,002,242)       (730,629)     (1,129,470)     (1,290,478)
     Acquisition of patents, trademarks, and licenses                  (3,920)         (7,887)        (42,683)        (14,774)
     Sale of restricted certificates of deposit                             -               -         600,000               -
                                                                 ------------    ------------    ------------    ------------
Net cash used by investing activities                              (1,006,162)       (738,516)       (572,153)     (1,305,252)
                                                                 ------------    ------------    ------------    ------------

Cash flows from financing activities
     Borrowings under long-term debt and notes payable                      -               -       2,079,851          24,718
     Repayments of long-term debt and notes payable                  (165,183)       (128,222)     (1,660,729)       (276,656)
     Proceeds from issuance of preferred stock                      9,717,750       4,410,695      11,332,750       7,411,181
                                                                 ------------    ------------    ------------    ------------
Net cash provided by financing activities                           9,552,567       4,282,473      11,751,872       7,159,243
                                                                 ------------    ------------    ------------    ------------

Net increase in cash                                                5,787,266       1,500,337       6,166,248       2,213,581
Cash and cash equivalents at:
     Beginning of period                                            1,024,987       2,341,107         646,005       1,627,863
                                                                 ------------    ------------    ------------    ------------

     End of period                                               $  6,812,253    $  3,841,444    $  6,812,253    $  3,841,444
                                                                 ============    ============    ============    ============


         See accompanying notes to the condensed financial statements.

RETRACTABLE TECHNOLOGIES, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
[Unaudited]


1.   BUSINESS OF THE COMPANY, RECENT DEVELOPMENTS, AND BASIS OF PRESENTATION

     Business

     Retractable Technologies, Inc. (the "Company") was incorporated in Texas on May 9, 1994, to design, develop, manufacture and market safety syringes and other safety medical products for the healthcare profession. The Company began operations in 1995. The Company's manufacturing and administrative facilities are located in Little Elm, Texas. The Company's primary products are the VanishPoint(R) syringe in the 3cc, 5cc and 10cc sizes and blood collection tube holders. The Company has conducted preliminary clinical evaluations and worked with national distributors to encourage healthcare facilities to transition from the use of standard syringes to the VanishPoint(R) syringe. Preliminary shipments, which commenced in February 1997, included syringes for hospital product evaluations as well as for sale in clinics and other healthcare settings.

     Recent Developments

     The Company has been considered a development stage enterprise for financial reporting purposes as significant efforts have been devoted to financial planning, raising capital, research and development, acquiring equipment, training personnel, developing markets and starting up production. Coincident with the agreement with Abbott Laboratories, effective May 4, 2000, the Company completed its development stage.

     On May 4, 2000, the Company entered into four agreements with Abbott Laboratories ("Abbott"): 1) National Marketing and Distribution Agreement; 2) Registration Rights Agreement; 3) Credit Agreement and 4) Security Agreement. The National Marketing and Distribution Agreement provides that Abbott will purchase and market the Company's VanishPoint(R) automated retraction syringes and blood collection devices to its U.S. acute care hospital customers. The agreement is for a five-year term. The agreement also calls for the establishment of a new product team comprised by key personnel from both companies designed to concentrate on development of new safety products that incorporate the Company's patented, proprietary technology.

     The Credit Agreement provides that Abbott will extend to the Company a credit line in the amount of $5 million. Disbursement amounts shall be in multiples of $1 million. Interest accrues at a rate of prime rate plus 1% and is payable quarterly beginning June 30, 2001. The Credit Agreement also provides that Abbott may, at its option, convert the note balance into common stock at a specified conversion price. The loan matures on June 30, 2005. In connection with the Credit Agreement, the Security Agreement grants Abbott a continuing security interest in certain of the Company's assets.

     The Registration Rights Agreement gives Abbott certain registration rights if the conversion privilege in the Credit Agreement is exercised.

     On April 7, 2000, the Company entered into a manufacturing agreement with an unrelated party to outsource the assembly of its 5cc and 10cc syringes. The agreement calls for the Company to purchase and consign machinery and equipment to the unrelated party and provide training for its employees. The Company is obligated under the agreement to purchase a minimum volume of product from the unrelated party at

RETRACTABLE TECHNOLOGIES, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
[Unaudited]


mutually agreed upon prices. The volume and price for the initial contract year ended April 30, 2001, resulted in a purchase commitment of $100,000 for the Company.

     Effective June 1, 2000, the Company entered into a Consulting Agreement ("Agreement") with a Board member and former Executive Vice President of Sales and Marketing, who is also related to an employee of the Company. The Agreement is for a one-year term, renewable with consent of both parties, whereby the Board member has agreed to establish contacts with major European entities, approved by the Company, to develop marketing and distribution channels as well as licensing agreements. The Agreement calls for an annual payment of $200,000 payable in equal monthly installments and an expense allowance of up to $5,000 per month for expenses incurred on behalf of the Company.

     On June 23, 2000, the Company filed a Form 10-SB with the Securities and Exchange Commission. The filing should be effective no later than 60 days from the date of the filing, at which time RTI will become a public reporting entity.

     Basis of Presentation

     The accompanying condensed financial statements are unaudited and, in the opinion of management, reflect all adjustments that are necessary for a fair presentation of the financial position and results of operations for the periods presented. All of such adjustments are of a normal and recurring nature. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the entire year. The condensed financial statements should be read in conjunction with the financial statement disclosures contained in the Company's audited financial statements for the year ended December 31, 1999.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Accounting Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

     Cash and Cash Equivalents

     For purposes of reporting cash flows, cash and cash equivalents include unrestricted cash and investments with original maturities of three months or less.

     Inventories

     Inventories are valued at the lower of cost or market, with cost being determined using a standard cost method, which approximates average cost. Provision is made for any excess or obsolete inventories.

RETRACTABLE TECHNOLOGIES, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
[Unaudited]


     Property, Plant and Equipment

     Property, plant and equipment are stated at cost. Expenditures for maintenance and repairs are charged to operations as incurred. Cost includes major expenditures for improvements, and replacements which extend useful lives or increase capacity and interest cost associated with significant capital additions. For the quarters ended June 30, 2000 and 1999, the Company capitalized interest of $64,320 and $39,746, respectively. Gains or losses from property disposals are included in income.

     Depreciation and amortization is calculated using the straight-line method over the following useful lives:

        Production equipment              7 to 10 years
        Office furniture and equipment    3 to 10 years
        Building                          39 years
        Building improvements             15 years
        Automobiles                       7 years

     Long-lived Assets

     When events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable, the Company will review the net realizable value of the long-lived assets through an assessment of the estimated future cash flows related to such assets. In the event that assets are found to be carried at amounts which are in excess of estimated gross future cash flows, the assets will be adjusted for impairment to a level commensurate with a discounted cash flow analysis of the underlying assets.

     Intangible Assets and Deferred Charges

     Intangible assets are stated at cost and consist primarily of patents, a license agreement granting exclusive rights to use patented technology, and trademarks which are amortized using the straight-line method over 17 years. Other intangible assets consist of deferred charges for loan origination fees, which are amortized over the life of the debt.

     Financial Instruments

     The fair market value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. The Company believes that the fair value of financial instruments approximate their recorded values.

     Concentrations of Credit Risk

     The Company's financial instruments exposed to concentrations of credit risk consist primarily of cash, cash equivalents and accounts receivable. Cash balances, which may exceed the federally insured limits, are maintained in financial institutions; however, management believes the institutions are of high credit quality. The majority of accounts receivable are due from companies which are well-established entities. As a consequence, management considers any exposure from concentrations of credit risks to be limited.

RETRACTABLE TECHNOLOGIES, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
[Unaudited]


     Revenue Recognition

     Revenue is recognized for sales to distributors when title and risk of ownership passes to the distributor, generally upon shipment. Revenue is recorded on the basis of sales price to distributors. Revenues on sales to distributors for federal or GPO contracts are recorded net of contractual pricing allowances to those end customers. Revenue for shipments directly to end users is recognized when title and risk of ownership passes from the Company.

     Income Taxes

     The Company provides for deferred income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires an asset and liability approach for financial accounting and reporting for income taxes based on the tax effects of differences between the financial statement and tax bases of assets and liabilities, based on enacted rates expected to be in effect when such basis differences reverse in future periods. Deferred tax assets are periodically reviewed for reliability. Valuation allowances are recorded when realizability of deferred tax assets is not likely.

     Research and Development Costs

     Research and development costs are expensed as incurred.

     Stock-Based Compensation

     The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123"),which establishes accounting and reporting standards for stock-based employee compensation plans. As permitted by SFAS 123, the Company has elected not to adopt the fair value based method of accounting for stock-based employees compensation and will account for such arrangements under Accounting Principles Board Opinion No. 25. Accordingly, compensation cost for stock options issued to directors, officers, and employees is measured as the excess, if any, of the fair market value of the Company's stock at the date of grant over the amount the director, officer or employee must pay to acquire the stock. Expense is recognized ratably from the date of grant over the vesting period of the option. Unearned compensation reflected in the Stockholder's Equity section of the balance sheet is the portion of such compensation that has not been charged to operations.

3.   LONG TERM DEBT

     On February 18, 2000, the Company obtained two new loans from 1st International Bank totaling $2,000,000. Land, building and improvements secured $1,500,000, and the remaining $500,000 is secured by accounts receivable. The proceeds, along with a release of $400,000 of restricted cash by Western Bank subsequent to December 31, 1999, were used to pay off indebtedness to Western Bank. Remaining proceeds provided funds for equipment and operating needs. The building loan matures on February 18, 2005, and the note secured by accounts receivable matures February 18, 2001.

RETRACTABLE TECHNOLOGIES, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
[Unaudited]


4.   STOCKHOLDERS EQUITY

     On January 11, 2000, the Company issued a Private Placement Memorandum offering up to 1,300,000 shares of its Series IV Class B Convertible Preferred Stock ("Series IV, Class B Stock") at $10 per share.

     As of May 22, 2000, subscriptions for 1,133,800 shares of the Series IV Class B had been received.

     Series IV Class B stock ranks senior to the Company's common stock with respect to dividends and upon liquidation, dissolution or winding up, but secondary to the Company's Class A Stock, and Series I Class B, Series II Class B, and Series III Class B. Dividends of $1.00 per share are payable quarterly, if declared by the board of directors.

     Holders of Series IV Class B Stock generally have no voting rights. Series IV Class B Stock is redeemable after three years from the date of issuance at the option of the Company at a price of $11.00 per share plus all accrued and unpaid dividends. Each share of Series IV Class B Stock may, at the option of the stockholder any time subsequent to three years from date of issuance, be converted into common stock at a conversion price of $10 per share, or in the event the Company files an initial registration statement under the Securities Act of 1933.

     In the event of voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of Series IV Class B Stock then outstanding are entitled to receive liquidating distributions of $11.00 per share, plus accrued and unpaid dividends.

5.   SUBSEQUENT EVENTS

     On July 26, 2000 the Board of Directors declared dividends for the Class A Convertible Preferred shareholders. On July 27, 2000, dividends were paid through June 30, 2000 in the amount of $2,818,542.

     On August 8, 2000, the Company borrowed $3,000,000 under its Credit Agreement with Abbott.

                            PART III - FORM 10SB-A

ITEM 1.   INDEX TO EXHIBITS

Exhibit No.    Description
-----------    -----------
     2.1*      Second Amended and Restated Articles of Incorporation of RTI
               filed August 14, 2000

     2.2* Amended and Restated Bylaws of RTI dated as of the 11th day of August 2000

     3.1       Sample Common Stock certificate

     3.2       See 2.1 - Exhibit A to Second Amended and Restated Articles of
               Incorporation of RTI filed August 14, 2000 (Certificate of
               Designation, Preferences, Rights and Limitations of Series A
               Convertible Preferred Stock of RTI)

     3.3       Sample Series  A Convertible Preferred Stock Certificate

     3.4 See 2.1 - See Exhibit B to Second Amended and Restated Articles of Incorporation of RTI filed August 14, 2000 (Certificate of
               Designation, Preferences, Rights, and Limitations of Class B
               Convertible Preferred Stock of RTI)

     3.5       Sample Series I Class B Convertible Preferred Stock Certificate

     3.6       See 2.1 - Exhibit C to Second Amended and Restated Articles of
               Incorporation of RTI filed August 14, 2000 (Certificate of
               Designation, Preferences, Rights and Limitations of the Series II
               Class B Convertible Preferred Stock of RTI)

     3.7       Sample Series II Class B Convertible Preferred Stock Certificate

     3.8       See 2.1 - Exhibit D to Second Amended and Restated Articles of
               Incorporation of RTI filed August 14, 2000 (Certificate of
               Designation, Preferences, Rights and Limitations of the Series
               III Class B Convertible Preferred Stock of RTI)

     3.9       Sample Series III Class B Convertible Preferred Stock Certificate

     3.10      See 2.1 - Exhibit E to Second Amended and Restated Articles of
               Incorporation of RTI filed August 14, 2000 (Certificate of
               Designation, Preferences, Rights and Limitations of the Series IV
               Class B Convertible Preferred Stock of RTI)

     3.11      Sample Series IV Class B Convertible Preferred Stock Certificate

     3.12      RTI's 1999 Stock Option Plan

     3.13      1996 Incentive Stock Option Plan of RTI

     3.14      1996 Stock Option Plan for Directors and Other Individuals

     3.15      See 6.1 - National Marketing and Distribution Agreement between
               RTI and Abbott Laboratories dated as of May 4, 2000 and
               Registration Rights Agreement between RTI and Abbott Laboratories dated as of May 4, 2000

     3.16 Form of Southwest Merchant Group Warrant to Purchase 7,500 shares of Series IV Class B Preferred Stock issued

     3.17      Selling Agreement between RTI and Northstar Securities
               Corporation dated March 1, 2000

     3.18      Selling Agreement between RTI and Asset Allocations Securities
               Corp. dated March 9, 2000

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

     6.1       National Marketing and Distribution Agreement between RTI and
               Abbott Laboratories dated as of May 4, 2000 with exhibits

     6.2       Contract Manufacturing Agreement Between RTI and Nypro Precision
               Assemblies, Inc. dated as of April 7, 2000

     6.3       Sample United States Distribution Agreement

     6.4       Sample Foreign Distribution Agreement

     6.5* Amended Consulting Agreement between RTI and Lillian E. Salerno dba/MediTrade International dated August 23, 2000

     6.6       Employment Agreement between RTI and Thomas J. Shaw dated as of
               September 28, 1999

     6.7 Technology License Agreement between Thomas J. Shaw and RTI dated the 23rd day of June 1995

     6.8 Consulting Agreement by and between RTI and International Export and Consulting dated March 15, 2000

     12.1*     Consent of Independent Accountants dated October 24, 2000

     12.2*     Audit Committee Charter

     27*       Financial Data Schedule


Exhibits marked above are included in this filing. All other exhibits are incorporated by reference to the filing of the Form 10SB on June 23, 2000.

ITEM 2.   DESCRIPTION OF EXHIBITS

Exhibits identified in the Index above are bound and included herewith.

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

                                  SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, Retractable Technologies, Inc. caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  October 25, 2000            RETRACTABLE TECHNOLOGIES, INC.
                                   (Registrant)


                                   BY: /s/ Thomas J. Shaw
                                      ---------------------------------------
                                      THOMAS J. SHAW
                                      CHAIRMAN, PRESIDENT, AND CHIEF
                                        EXECUTIVE OFFICER


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